ANNUAL REPORT

QLOGIC®
The Ultimate in Performance

2009

QLogic Corporation
Notice of Annual Meeting, Proxy Statement and
Annual Report on Form 10-K

09012160

QLOGIC®

The Ultimate in Performance

Dear Fellow Stockholder,

Fiscal year 2009 represented another successful year for QLogic, highlighted by record revenues, continued market share gains in both established and emerging markets and the introduction of fundamentally new technologies that will enable us to significantly expand our addressable markets.

Continuing to expand our presence across the storage, server and data networking markets, we are rapidly emerging as a company with a multi-faceted networking product portfolio. Our market leadership in Fibre Channel networking is complimented by our strengths in Ethernet networking used in Fibre Channel over Ethernet (FCoE) and Internet Small Computer Systems Interface (iSCSI) architectures, and in the High Performance Computing sector using InfiniBand solutions. Collectively, these networking markets represent strong growth opportunities for us.

In fiscal year 2009, our net revenue was a record $633.9 million, an increase of 6% from fiscal year 2008, and net income was $108.8 million or $0.85 per diluted share. Our financial position continues to be very strong, especially with regard to cash flow. We generated $221.3 million in cash from operations and our cash and investment securities totaled $378.3 million. Our strong cash position combined with the fact that we have no debt provides financial stability and significant flexibility in these uncertain economic times.

According to networking research firm Dell'Oro Group, QLogic posted revenue market share gains in fiscal year 2009, achieving 56% revenue market share for Fibre Channel adapters in our fourth fiscal quarter— a 19 percentage point lead over our nearest competitor. In the expanding blade server market, we continued our dominance in the category of mezzanine Fibre Channel adapters, leading our nearest competitor by 46 percentage points for a 73% share of all mezzanine revenue in our fourth fiscal quarter. Additionally, we have successfully achieved over 50% revenue market share in 8Gb Fibre Channel adapters.

QLogic introduced many new products and technologies during fiscal year 2009, including the world's first 10GbE iSCSI intelligent storage router; the world's first stackable 8Gb Fibre Channel switch; and the world's first-to-market single chip converged network adapter for FCoE, which enables customers to achieve lower cost connectivity, centralized network management and more flexible provisioning of data center resources through a single intelligent converged network.

The QLogic of today represents much more than storage area networks and Fibre Channel. The Company represents a holistic view of addressing the continuously evolving requirements of the overall networking space. It represents a culmination of over 15 years of diverse networking expertise, substantial investments in interoperability, and the combined knowledge of hundreds of networking professionals. With a relentless focus on market leadership and continuously strengthening its competitive profile, QLogic is an innovator in the greater networking world.

Whether it's dedicated networks or converged networks, QLogic is at the forefront of networking technology innovation and business execution.

Above all, we would like to thank you for your continued support of QLogic and its strategic initiatives.

H.K. Desai
Chairman of the Board and Chief Executive Officer

QLOGIC CORPORATION

26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
(949) 389-6000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on August 20, 2009

To the Stockholders of QLogic Corporation:

You are cordially invited to attend the Annual Meeting of Stockholders of QLogic Corporation, a Delaware corporation, which will be held at QLogic's corporate headquarters, located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, at 10:00 a.m., Pacific Daylight Time, on Thursday, August 20, 2009, to consider and act upon the following matters, all as more fully described in the accompanying Proxy Statement:

1. To elect six directors to the Board of Directors to serve until our next Annual Meeting or until their successors have been elected and qualified;

2. To approve an amendment to the QLogic Corporation 2005 Performance Incentive Plan to increase the aggregate share limit;

3. To ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending March 28, 2010; and

4. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Stockholders of record of our common stock at the close of business on June 25, 2009, the record date fixed by the Board of Directors, are entitled to notice of, and to vote at, the meeting and at any postponements or adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 20, 2009. The proxy statement and our Annual Report on Form 10-K for the fiscal year ended March 29, 2009 are available electronically at *http://ir.qlogic.com*.

By Order of the Board of Directors

Michael L. Hawkins

MICHAEL L. HAWKINS
Secretary

Aliso Viejo, California
July 16, 2009

YOUR VOTE IS IMPORTANT

Please vote by using the internet, by telephone or by signing and returning the enclosed proxy card as soon as possible to ensure your representation at the Annual Meeting. Your proxy card contains instructions for each of these voting options.

QLOGIC CORPORATION

26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
(949) 389-6000

PROXY STATEMENT

APPROXIMATE DATE PROXY MATERIALS FIRST SENT TO STOCKHOLDERS: July 16, 2009

These proxy materials are provided in connection with the solicitation of proxies by the Board of Directors of QLogic Corporation, a Delaware corporation, for the Annual Meeting of Stockholders to be held at QLogic's corporate headquarters, located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, at 10:00 a.m., Pacific Daylight Time, on Thursday, August 20, 2009, and at any postponements or adjournments thereof, for the purposes stated in the Notice of Annual Meeting of Stockholders preceding this Proxy Statement. Unless the context otherwise requires, the terms "us," "we," "our," "QLogic" and the "Company" include QLogic Corporation and its consolidated subsidiaries.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Q: What information is included in these materials?

A: This proxy statement includes information on the nominees for directors, our performance incentive plan and the other matters to be voted on at the meeting. This proxy statement also includes information on the voting process and requirements, the compensation of directors and some of our executive officers, and certain other required information.

Q: What am I being asked to vote on at the meeting?

A: There are three matters scheduled to be voted on at the meeting:

(1) The election of six directors to the Board of Directors, each of whom will serve until our next Annual Meeting or until their successors are elected and qualified.

(2) The approval of an amendment to the QLogic Corporation 2005 Performance Incentive Plan to increase the aggregate share limit.

(3) The ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2010.

Q: How does the Board recommend that I vote on each of these matters?

A: Our Board of Directors recommends that you vote your shares:

- FOR each of the director nominees (FOR PROPOSAL ONE);
- FOR the approval of the amendment to the QLogic Corporation 2005 Performance Incentive Plan to increase the aggregate share limit (FOR PROPOSAL TWO); and
- FOR ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2010 (FOR PROPOSAL THREE).

Q: What classes of shares are entitled to vote?

A: Each share of our common stock outstanding on June 25, 2009 (the "Record Date") is entitled to one vote on each item being voted on at the Annual Meeting. On the Record Date, we had 118,509,733 shares of common stock outstanding.

Q: What shares can vote?

A: You can vote all of the shares that you owned on the Record Date. These shares include (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner through a stockbroker, bank or other nominee.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

Stockholder of Record — If your shares are registered in your name with our transfer agent, Computershare Investor Services, you are considered a stockholder of record with respect to those shares, and you are receiving these proxy materials directly from us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial Owner — If your shares are held in a stock brokerage account, by a bank or other nominee (commonly referred to as being held in "street name"), you are considered to be the beneficial owner of those shares, and these proxy materials are being forwarded to you by your broker, bank or nominee as the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker, bank or nominee how to vote your shares.

Q: How do I vote?

A: If you are a stockholder of record, you may vote by one of the following methods:

- via the Internet,
- by telephone,
- by mail, or
- in person at the Annual Meeting.

If you own your shares in "street name," that is through a brokerage or bank account or in another nominee form, you must provide instructions to the broker, bank or nominee as to how your shares should be voted. Your broker, bank or nominee will usually provide you instructions at the time you receive this Proxy Statement. If you own your shares in this manner, you cannot vote in person at the Annual Meeting unless you receive a proxy to do so from the broker, bank or nominee.

Q: Can I revoke my proxy?

A: Yes. To revoke your proxy, you must do one of the following before the votes are cast at the meeting: (1) deliver a written notice of your revocation to our Corporate Secretary at our principal executive office, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, or (2) execute and deliver a later dated proxy. Alternatively, you can attend the meeting and vote in person. For shares you hold in street name, you may change your vote by submitting new voting instructions to your broker, bank or nominee or, if you have obtained a proxy from your broker, bank or nominee giving you the right to vote your shares at the Annual Meeting, by attending the meeting and voting in person.

Q: What does it mean if I get more than one proxy card?

A: It means that you hold shares registered in more than one account. Sign and return all proxies for each proxy card that you get in order to ensure that all of your shares are voted.

Q: What is the quorum requirement for the meeting?

A: For a "quorum" to exist at the Annual Meeting, stockholders holding a majority of the votes entitled to be cast by the stockholders entitled to vote generally must be present in person or represented by proxy at the Annual Meeting. There must be a quorum for any action to be taken at the Annual Meeting (other than postponements or adjournments of the meeting). If you submit a properly executed proxy card, even if you abstain from voting, then your shares will be counted for purposes of determining the presence of a quorum. If a broker indicates on a proxy that it lacks discretionary authority as to certain shares to vote on a particular matter, commonly referred to as "broker non-votes," those shares will still be counted for purposes of determining the presence of a quorum at the Annual Meeting.

Q: What is the voting requirement for each of the above matters?

A: In November 2008, QLogic adopted a majority voting standard for the election of directors. In prior elections, directors were elected by a plurality of the votes cast, meaning that the persons receiving the highest number of "for" votes, up to the total number of directors to be elected at the annual meeting, were elected. Under the new policy, directors are elected at each annual meeting by a majority of votes cast, meaning that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider that director's resignation following a recommendation by the Nominating and Governance Committee. The majority voting standard does not apply, however, in a contested election. In such circumstances, directors will instead be elected by a plurality of the votes cast, as described above. The new voting policy is discussed further under the section entitled "Proposal One — Election of Directors — Voting Standard."

With regard to the election to take place at the Annual Meeting, the Board intends to nominate the six persons identified as its nominees in this proxy statement. Each of the directors will be elected by a majority of the votes cast.

The proposals to approve the amendment to the QLogic Corporation 2005 Performance Incentive Plan and to ratify the appointment of KPMG LLP require the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy and entitled to vote on those proposals.

Q: How are abstentions and broker non-votes treated?

A: In all matters other than the election of directors, abstentions have the same effect as votes "AGAINST" a matter. A broker is entitled to vote shares held for a beneficial holder on routine matters, such as the election of directors and the ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2010, without instructions from the beneficial holder of those shares. On the other hand, a broker may not be entitled to vote shares held for a beneficial holder on certain non-routine items, such as the amendment to the QLogic Corporation 2005 Performance Incentive Plan, absent instructions from the beneficial holders of such shares. Consequently, if you do not give your broker specific instructions, your shares may not be voted on these matters and will not be counted in determining the number of shares necessary for approval, although they will count for purposes of determining whether a quorum exists.

Q: How will the votes be counted?

A: Your shares of common stock will be voted according to your directions on the proxy card. If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board of Directors (FOR all director nominees named in the proxy statement and FOR the other proposals).

Q: Who will count the votes?

A: We have appointed Broadridge Financial Solutions, Inc. ("Broadridge") to act as the inspector of election for the meeting. We believe Broadridge will use procedures that are consistent with Delaware law concerning the voting of shares, the determination of the presence of a quorum and the determination of the outcome of each matter submitted for a vote.

Q: How will voting on any other business be conducted?

A: We do not expect any matters to be presented for a vote at the meeting, other than the matters described in this proxy statement. If you grant a proxy, the officers named as proxy holders, H.K. Desai and Simon Biddiscombe, or their nominees or substitutes, will each have the discretion to vote your shares on any additional matters that are properly presented at the meeting. If, for any unforeseen reason, any of our nominees is not available as a candidate for director, the person named as the proxy holder will vote your proxy for another candidate or other candidates nominated by the Board of Directors.

Q: Who is paying for this proxy solicitation?

A: We will pay the cost of soliciting the proxies. The solicitation of proxies may be made in person, by telephone, or by electronic communication by officers, directors and regular employees, who will not be paid additional compensation for these activities. We will send copies of the solicitation material to brokers, fiduciaries and custodians who will forward the material to the beneficial owners of our shares. On request, we will reimburse brokers and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to the beneficial owners.

Q: Are these proxy materials available electronically?

A: Yes, this is an Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 20, 2009. This proxy statement and our Annual Report on Form 10-K for the fiscal year ended March 29, 2009 are available electronically at *http://ir.qlogic.com*.

If you received your annual meeting materials by mail, we encourage you to help us to conserve natural resources, as well as significantly reduce QLogic's printing and mailing costs, by signing up to receive your stockholder communications via e-mail. With electronic delivery, you will be notified via e-mail as soon as the annual report and the proxy statement are available on the Internet, and you will be able to review those materials and submit your stockholder vote online. Electronic delivery can also help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. To sign up for electronic delivery, visit https://www.icsdelivery.com/qlogic/index.asp. Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please contact Investor Relations, QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Unless otherwise set forth in the footnotes, the following table sets forth information regarding the beneficial ownership of our common stock as of June 25, 2009 by:

- each director and nominee for director;
- each of the executive officers named in the "Summary Compensation Table — Fiscal 2007, 2008 and 2009" on page 24 of this proxy statement; and
- all directors and executive officers as a group.

Name	Amount and Nature of Beneficial Ownership	Percent(1)
H.K. Desai(2)	6,062,826	4.9%
Joel S. Birnbaum(3)	132,327	*
James R. Fiebiger(4)	372,650	*
Balakrishnan S. Iyer(5)	200,999	*
Kathryn B. Lewis(6)	16,667	*
George D. Wells(7)	339,295	*
Simon Biddiscombe(8)	36,658	*
Douglas D. Naylor(9)	84,420	*
Perry M. Mulligan(10)	57,125	*
Roger J. Klein(11)	254,461	*
Jesse L. Parker(12)	57,437	*
All Directors and Executive Officers as a group (11 persons)(13)	7,530,445	6.0%

* Less than 1% of the outstanding shares of our common stock.

(1) Based upon 118,509,733 shares of common stock outstanding on June 25, 2009 and any shares which may be purchased pursuant to stock options that are exercisable by such person on or before August 24, 2009. The number of shares beneficially owned by each director or executive officer is determined under the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each individual is considered the beneficial owner of any shares as to which the individual has the sole or shared voting power or investment power. Such persons are also deemed under the same rules to beneficially own any shares that they have the right to acquire by August 24, 2009, through the exercise of stock options, the vesting of restricted stock units or similar rights.

(2) Includes 5,843,125 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009.

(3) Includes 127,327 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009, and 2,000 shares issuable pursuant to restricted stock units that will vest on or before August 24, 2009.

(4) Includes 360,000 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009, and 2,000 shares issuable pursuant to restricted stock units that will vest on or before August 24, 2009.

(5) Includes 195,999 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009, and 2,000 shares issuable pursuant to restricted stock units that will vest on or before August 24, 2009.

(6) Consists of 16,667 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009.

(7) Includes 314,667 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009, and 2,000 shares issuable pursuant to restricted stock units that will vest on or before August 24, 2009.

(8) Includes 31,250 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009.

(9) Includes 77,280 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009.

(10) Consists of 57,125 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009.

(11) Consists of 254,461 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009.

(12) Consists of 57,437 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009.

(13) Includes 7,258,058 shares which may be purchased pursuant to stock options that are exercisable on or before August 24, 2009, and 8,000 shares issuable pursuant to restricted stock units that vest on or before August 24, 2009.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 25, 2009 by each person known by us to beneficially own more than five percent of our common stock:

Name and Address	Amount and Nature of Beneficial Ownership	Percent(1)
BlackRock, Inc.(2) 40 East 52nd Street New York NY 10022	10,603,455	8.9%
Invesco Ltd.(3) 1555 Peachtree Street NE Suite 1800 Atlanta GA 30309	7,200,627	6.1%
The Vanguard Group, Inc.(4) 100 Vanguard Blvd. Malvern PA 19355	7,024,044	5.9%
State Street Bank and Trust Company(5) State Street Financial Center One Lincoln Street Boston MA 02111	6,671,566	5.6%
Barclays Global Investors, N.A.(6) 400 Howard Street San Francisco CA 94105	6,601,221	5.6%

(1) Based upon 118,509,733 shares of common stock outstanding as of June 25, 2009. The number of shares beneficially owned by each person or entity is determined under the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each person or entity is considered the beneficial owner of any shares as to which the person or entity has the sole or shared voting power or investment power.

(2) Based on information contained in a report on Schedule 13G that BlackRock, Inc. filed with the Securities and Exchange Commission on February 10, 2009 on behalf of itself and affiliated entities ("BlackRock"). Such filing indicates that BlackRock does not have sole voting or sole dispositive power with respect to any shares.

(3) Based on information contained in a report on Schedule 13G that Invesco Ltd. filed with the Securities and Exchange Commission on February 12, 2009 on behalf of itself and affiliated entities ("Invesco"). Such filing indicates that Invesco has sole voting power with respect to 5,910,605 shares and sole dispositive power with respect to 7,115,027 shares.

(4) Based on information contained in a report on Schedule 13G that The Vanguard Group, Inc. ("Vanguard") filed with the Securities and Exchange Commission on February 13, 2009. Such filing indicates that Vanguard has sole voting power with respect to 152,066 shares and sole dispositive power with respect to all such shares.

(5) Based on information contained in a report on Schedule 13G that State Street Bank and Trust Company ("State Street") filed with the Securities and Exchange Commission on February 13, 2009. Such filing indicates that State Street has sole voting power with respect to all such shares and sole dispositive power with respect to none.

(6) Based on information contained in a report on Schedule 13G that Barclays Global Investors, N.A. filed with the Securities and Exchange Commission on February 5, 2009 on behalf of itself and affiliated entities ("Barclays"). Such filing indicates that Barclays has sole voting power with respect to 5,467,887 shares and sole dispositive power with respect to all such shares.

PROPOSAL ONE

ELECTION OF DIRECTORS

Our Board of Directors has nominated the following six persons to serve as our directors: (1) H.K. Desai, (2) Joel S. Birnbaum, (3) James R. Fiebiger, (4) Balakrishnan S. Iyer, (5) Kathryn B. Lewis, and (6) George D. Wells. If elected, each nominee will continue in office until our next Annual Meeting or until the director's successor has been duly elected and qualified, or until the earlier of the director's death, resignation or retirement. Currently, the authorized number of directors on our Board is six.

Voting Standard

Each of the nominees for director named above has consented to be named as a nominee in our proxy statement, and we expect that each of the nominees will be able to serve if elected. In the event that any of the nominees for director should become unable to serve if elected, it is intended that the persons named in the enclosed proxy, or their nominee or substitute, will vote your shares FOR the election of a substitute nominee as may be recommended by the Board of Directors.

In November 2008, our Board of Directors approved an amendment to our bylaws to require that, in an uncontested election, each director will be elected by a majority of votes cast. A "majority of votes cast" means the number of shares voted "for" a director exceeds the number of votes cast "against" that director. In the case of an uncontested election, if a nominee who is serving as a director is not elected at the Annual Meeting by the requisite majority of votes cast, under Delaware law, the director would continue to serve on the Board as a "holdover director." However, our bylaws require each director nominee, prior to each election of directors at an annual meeting, to submit to the Board an irrevocable letter of resignation from the Board and all committees thereof, which will become effective if that director does not receive a majority of votes cast and the Board determines to accept such resignation. In such circumstances, the Nominating and Governance Committee, composed entirely of independent directors (as detailed below in Board of Directors — Committees — *The Nominating and Governance Committee*), will evaluate and make a recommendation to the Board with respect to the submitted resignation. The Board must take action on the recommendation within 90 days following certification of the stockholder vote. QLogic will publicly disclose the Board's decision including, if applicable, the reasons for rejecting a resignation.

The majority voting standard does not apply, however, in a contested election. An election shall be deemed to be contested if, as of the 10th day preceding the date the notice of the meeting is first mailed for such meeting to the stockholders of the corporation, the number of nominees exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the six nominees receiving the most votes will be elected.

With regard to the election to take place at the annual meeting, the Board intends to nominate the six persons identified as its nominees in this proxy statement.

The following table and paragraphs below set forth the names and certain information concerning the six nominees for election to our Board of Directors:

Nominee(1)	Position with QLogic	Age
H.K. Desai	Chairman of the Board and Chief Executive Officer	63
Joel S. Birnbaum(2)	Director	71
James R. Fiebiger(2)(4)	Director	67
Balakrishnan S. Iyer(3)(4)	Director	53
Kathryn B. Lewis(3)(4)	Director	58
George D. Wells(2)(3)(5)	Director	74

(1) The Nominating and Governance Committee identifies candidates and recommends to the Board of Directors nominees for membership on the Board. Following the recommendation of the Nominating and Governance Committee, the Board of Directors selects the nominees for election as directors at the Annual Meeting of stockholders.

(2) Member of the Nominating and Governance Committee.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Lead Director for meetings of the independent directors.

Mr. Desai currently serves as our Chairman of the Board and Chief Executive Officer. He joined us in August 1995 as our President and Chief Technical Officer. Mr. Desai was subsequently promoted to President and Chief Executive Officer and became a director in January 1996, and became Chairman of the Board in May 1999. From May 1995 to August 1995, Mr. Desai was Vice President, Engineering (Systems Products) at Western Digital Corporation, a manufacturer of disk drives. From July 1990 until May 1995, Mr. Desai served as Director of Engineering, and subsequently Vice President of Engineering, for QLogic.

Dr. Birnbaum has served as a director since February 2005. Dr. Birnbaum has served as a consultant in the technology industry since his retirement from Hewlett-Packard Company in 1999. From 1981 until his retirement in 1999, Dr. Birnbaum held several executive positions with Hewlett-Packard Company, including Senior Vice President for Research and Development and Director of HP Laboratories. Prior to this, Dr. Birnbaum spent 15 years at International Business Machines Corporation ("IBM") where he last served as Director of Computer Sciences.

Dr. Fiebiger has served as a director since February 2000. Dr. Fiebiger was a consultant to the semiconductor and the electronic design automation industries from November 2004 to February 2008. From December 1999 until October 2004, Dr. Fiebiger was Chairman and Chief Executive Officer of Lovoltech, Inc., a fabless semiconductor company specializing in low voltage devices. Dr. Fiebiger served as Vice Chairman of GateField Corporation, a fabless semiconductor company, from February 1999 until the company was sold to Actel Corporation in November 2000. He served as GateField's President and Chief Executive Officer from June 1996 until February 1999. From October 1993 until June 1996, he was Managing Director and Chairman of Thunderbird Technologies, Inc., a semiconductor technology licensing company. From December 1987 to September 1993, he was President and Chief Operating Officer of VLSI Technology, Inc. Dr. Fiebiger has also served as Senior Corporate Vice President and Assistant General Manager for Motorola's Worldwide Semiconductor Sector. Dr. Fiebiger currently serves on the Board of Directors of Mentor Graphics Corp., Actel Corporation, Power Integrations, Inc. and Pixelworks, Inc.

Mr. Iyer has served as a director since June 2003. From October 1998 to June 2003, Mr. Iyer was the Senior Vice President and Chief Financial Officer of Conexant Systems, Inc., a designer, developer and seller of semiconductor system solutions for communications applications. Prior to October 1998, Mr. Iyer served as the Senior Vice President and Chief Financial Officer of VLSI Technology, Inc. Mr. Iyer has held a number of senior finance positions at Advanced Micro Devices, Inc., a semiconductor company. Mr. Iyer currently serves on the Board of Directors of Conexant Systems, Inc., IHS Inc., Life Technologies Corp., Power Integrations, Inc. and Skyworks Solutions, Inc.

Ms. Lewis has served as a director since February 2008. Ms. Lewis is currently Vice Chairman of the Board of Directors of Share Our Selves and THINK Together, both organizations that serve people at risk in Southern California. Until her retirement in 1998, Ms. Lewis held several executive positions with Western Digital Corporation. At the time of her retirement, she was the President and Chief Operating Officer of Western Digital's Personal Storage Division.

Mr. Wells has served as a director since February 1994. Mr. Wells was President and Chief Executive Officer of Exar Corporation, a manufacturer of analog and mixed-signal integrated circuits, from June 1992 until he retired in October 1996. Before joining Exar, Mr. Wells served as President and Chief Operating Officer of LSI Corporation (formerly LSI Logic Corporation), a manufacturer of HCMOS and BiCMOS application specific integrated circuits, for seven years.

BOARD OF DIRECTORS

Meetings

The Board of Directors held five meetings during the fiscal year ended March 29, 2009. Each of our incumbent directors attended 75% or more of the aggregate of the total number of meetings of the Board of Directors and of the total number of meetings of each committee on which the director was a member. Our directors are encouraged to attend our Annual Meeting of Stockholders each year. All of the directors who stood for election at our 2008 Annual Meeting of Stockholders attended the Annual Meeting.

Director Independence

Our Board of Directors currently consists of six directors. Larry R. Carter and Carol L. Miltner did not stand for reelection at the 2008 Annual General Meeting and are no longer members of the Board of Directors. Our Board of Directors has determined that all of its members (except for Mr. Desai) who held office during fiscal year 2009 are independent under the requirements set forth in The NASDAQ Stock Market listing standards.

Communications with Board of Directors

You may communicate with any director, the entire Board of Directors, or any committee of the Board, by sending a letter to the director, the Board or the committee addressed to: Board of Directors, c/o Lead Director — QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656. The Lead Director or his designee will review all letters, categorize them, and forward them to the appropriate parties.

Executive Sessions of Our Independent Directors

Our outside directors meet without management present after each regularly scheduled board meeting, but in any case at least two times per year. The Board of Directors has designated Mr. Wells as the Lead Director. As the Lead Director, Mr. Wells is responsible for (i) establishing the agenda for the executive sessions held by our independent directors and acting as chair of those sessions, (ii) polling the other independent directors for agenda items both for regular board meetings and executive sessions of the independent directors and (iii) working with the Chairman of the Board and Chief Executive Officer on the agenda for regular board meetings.

Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

The Audit Committee. Balakrishnan S. Iyer (Chairperson), Kathryn B. Lewis and George D. Wells are the current members of the Audit Committee. Our Board of Directors has determined that each member of the Audit Committee meets the independence requirements of The NASDAQ Stock Market listing standards, and that Messrs. Iyer and Wells are "audit committee financial experts" as defined by rules adopted by the Securities and Exchange Commission ("SEC"). The Audit Committee held nine meetings during the fiscal year ended March 29, 2009. The Audit Committee operates under a written charter which is available on our website at *http://ir.qlogic.com*. The Audit Committee selects, engages and reviews the performance of our independent auditors each year. In addition, the Audit Committee approves non-audit services and fees to be paid to the independent auditors. The Audit Committee reports to our Board of Directors with respect to auditing and accounting matters.

The Compensation Committee. James R. Fiebiger (Chairperson), Balakrishnan S. Iyer and Kathryn B. Lewis are the current members of the Compensation Committee. Our Board of Directors has determined that each member of the Compensation Committee meets the independence requirements of The NASDAQ Stock Market listing standards. The Compensation Committee held eleven meetings during the fiscal year ended March 29, 2009. The Compensation Committee reviews the performance of our executive officers and reviews the compensation programs for other key employees, including salary and cash incentive payment levels and stock-based compensation grants under our equity compensation plans. The Compensation Committee operates under a written charter which is available on our website at *http://ir.qlogic.com*. For a description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, please see the "Compensation Discussion and Analysis" below.

The Nominating and Governance Committee. George D. Wells (Chairperson), Joel S. Birnbaum and James R. Fiebiger are the current members of the Nominating and Governance Committee. Our Board of Directors has determined that each member of the Nominating and Governance Committee meets the independence requirements of The NASDAQ Stock Market listing standards. The Nominating and Governance Committee held five meetings during the fiscal year ended March 29, 2009. The Nominating and Governance Committee's principal functions are to identify prospective director nominees and recommend to our Board of Directors nominees for membership on the Board of Directors, to develop and recommend to our Board of Directors the governance principles applicable to the Board of Directors, to oversee the assessment of our Board of Directors, and to recommend to our Board of Directors nominees for each committee. The Nominating and Governance Committee evaluates the performance of the Board and committees on an annual basis, and reviews this information with the full Board of Directors. Following that review, the Nominating and Governance Committee considers the effectiveness of the Board and each committee when deciding whether to re-nominate current Board members. The Nominating and Governance Committee expects normally to be able to identify from its own resources the names of qualified director nominees, but it will accept from stockholders recommendations of individuals to be considered as nominees. Additionally, the Nominating and Governance Committee has in the past used and may continue to use the services of third party search firms to assist in the identification of appropriate candidates. Any stockholder wishing to propose a nominee for consideration by the Nominating and Governance Committee should submit a recommendation in writing to the Secretary of the Company at our principal executive office in accordance with the procedures set forth below. The Nominating and Governance Committee operates under a written charter which is available on our website at *http://ir.qlogic.com*. In addition, the Nominating and Governance Committee has adopted a Corporate Governance Policy that is available on our website at *http://ir.qlogic.com*.

A stockholder may submit the name of a director candidate for consideration by the Nominating and Governance Committee by writing to the Secretary of the Company at the address set forth on the cover of this proxy statement. The stockholder must submit the following information in support of the candidate: (a) the name, address and telephone number of the stockholder recommending the candidate; (b) a representation that the stockholder submitting the recommendation is a stockholder of record or beneficial owner of shares of stock of the Company; (c) the name and address of the candidate; (d) a description of any arrangement or understanding between the stockholder and the candidate and any other person or persons regarding the submission of the candidate's name for consideration; (e) such other information regarding the candidate as the Company would be required to include in a proxy statement filed pursuant to the proxy rules of the SEC if the Board were to nominate the candidate for election as a director; (f) the consent of the candidate to be identified to the board as a candidate for consideration and to be identified in the proxy; and (g) the agreement of the candidate to serve on the board if elected. The Nominating and Governance Committee may request any additional information that it deems relevant in evaluating the background and experience of any candidate.

In evaluating a director candidate, the Nominating and Governance Committee will consider the candidate's independence, character, corporate governance skills and abilities, business experience, training and education, commitment to performing the duties of a director, and other skills, abilities or attributes that fill specific needs of the board or its committees. The committee will use the same criteria in evaluating candidates suggested by stockholders as for candidates suggested by other sources.

Director Education

The Board of Directors encourages its members to attend specialized training programs on corporate governance and related board topics. Certain members of the Board have participated in board education programs.

Compensation of Directors — Fiscal Year 2009

The following table presents information regarding the compensation earned during fiscal year 2009 by our non-employee directors. The compensation paid to Mr. Desai, who is also one of our employees, is presented below in the "Summary Compensation Table — Fiscal 2007, 2008 and 2009" and the related explanatory tables. Mr. Desai does not receive additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1)(2)(3) (c)	Option Awards ($)(1)(2)(3) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Joel S. Birnbaum	49,750	36,123	100,529	—	—	—	186,402
Larry R. Carter(4)	28,750	11,886	66,762	—	—	—	107,398
James R. Fiebiger	64,875	36,123	119,695	—	—	—	220,693
Balakrishnan S. Iyer	75,625	36,123	119,695	—	—	—	231,443
Kathryn B. Lewis	62,625	6,485	104,704	—	—	—	173,814
Carol L. Miltner(4)	31,000	11,886	66,762	—	—	—	109,648
George D. Wells	81,250	36,123	119,695	—	—	—	237,068

(1) The amounts reported in Columns (c) and (d) of the table above reflect the aggregate dollar amounts recognized for stock awards and option awards, respectively, for financial statement reporting purposes with respect to fiscal year 2009 (disregarding any estimate of forfeitures related to service-based vesting conditions). No stock awards or option awards granted to non-employee directors were forfeited during fiscal year 2009, except that 3,000 unvested stock awards and 15,999 unvested option awards were forfeited by each of Mr. Carter and Ms. Miltner on August 28, 2008 upon their resignation from the Board of Directors. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of stock awards and option awards contained under the section entitled "Stock-Based Compensation Expense" on page 58 of QLogic's Annual Report on Form 10-K for fiscal year 2009 filed with the SEC on May 21, 2009 or, with respect to awards granted prior to fiscal year 2009, the corresponding note in QLogic's Annual Report on Form 10-K for the applicable fiscal year.

(2) The following table presents the number of unvested stock awards and the number of outstanding and unexercised option awards held by each of our non-employee directors as of March 29, 2009:

Director	Number of Unvested Restricted Stock Units (RSUs) as of March 29, 2009	Number of Shares Subject to Outstanding Options as of March 29, 2009
Joel S. Birnbaum	4,754	141,717
Larry R. Carter(4)	0	424,001
James R. Fiebiger	4,754	374,390
Balakrishnan S. Iyer	4,754	210,389
Kathryn B. Lewis	1,754	59,057
Carol L. Miltner(4)	0	242,667
George D. Wells	4,754	329,057

(3) As described below, we granted each of our non-employee directors who were elected at the 2008 Annual Meeting of Stockholders an option to purchase 9,057 shares of common stock and an award of 1,754 restricted stock units (RSUs) on August 28, 2008, the date of our 2008 Annual Meeting of Stockholders. On the grant date, each of these stock option awards had a value of $61,948 and each of these RSU awards had a value of $33,357. See footnote (1) for the assumptions used to value these awards.

(4) Mr. Carter and Ms. Miltner did not stand for reelection at the 2008 Annual General Meeting and are no longer members of the Board of Directors.

Director Compensation

Compensation for non-employee directors during fiscal year 2009 consisted of a quarterly retainer, fees for attending meetings in excess of a specified number, and annual equity awards.

Quarterly Retainer Fees and Meeting Fees. During fiscal year 2009 each of our non-employee directors received a quarterly retainer of $11,250 for serving as a member of the Board of Directors. Prior to July 1, 2008, each of our non-employee directors received additional quarterly retainer fees as set forth below for serving as a chairperson and/or a member of one or more committees of the Board of Directors:

Lead Director	$2,500
Audit Committee Chair	$5,000
Audit Committee member	$2,500
Compensation Committee Chair	$2,500
Compensation Committee member	$1,250
Nominating and Governance Committee Chair	$2,250
Nominating and Governance Committee member	$1,000

These additional quarterly retainer fees were increased effective July 1, 2008. As a result, each of our non-employee directors received the following quarterly retainer fees from July 1, 2008 through the end of fiscal year 2009 for serving as a chairperson and/or a member of one or more committees of the Board of Directors:

Lead Director	$5,000
Audit Committee Chair	$6,250
Audit Committee member	$3,750
Compensation Committee Chair	$3,750
Compensation Committee member	$1,875
Nominating and Governance Committee Chair	$2,500
Nominating and Governance Committee member	$1,250

For each meeting of the Board of Directors in excess of nine per fiscal year, members of the Board of Directors are entitled to an additional fee of $1,500 for attendance in person and $750 for participation by telephone. For each Audit Committee meeting in excess of twelve per fiscal year, each Compensation Committee meeting in excess of ten per fiscal year, and each Nominating and Governance Committee meeting in excess of four per fiscal year, committee members (including committee chairs) are entitled to an additional fee of $1,000 for attendance in person and $500 for participation by telephone. During fiscal year 2009, there were five meetings of the Board of Directors, nine meetings of the Audit Committee, eleven meetings of the Compensation Committee, and five meetings of the Nominating and Governance Committee.

Directors who are employees of QLogic receive no additional compensation for serving on the Board of Directors. Directors are entitled to reimbursement for out-of-pocket expenses in connection with attendance at all Board and committee meetings.

Stock Awards. The Board of Directors has adopted a director grant program under the QLogic Corporation 2005 Performance Incentive Plan, as amended (the "2005 Plan"), which provides for grants to our non-employee directors to be determined by reference to the equity compensation for non-employee directors of our peer group of companies, with grants being targeted at the 75th percentile of the peer group. The peer group of companies is generally the same peer group used by the Compensation Committee to evaluate executive compensation, as identified below in the section entitled "Compensation Discussion and Analysis." The director grant program is intended to more closely align non-employee director compensation with the philosophy used in establishing compensation for our executive officers.

Under the director grant program, the number of equity securities granted to each non-employee director reelected at the Annual Meeting each year is generally determined as follows:

- The value of equity securities awarded to non-employee directors of each of the peer group companies is determined (with options being valued using a Black-Scholes or similar valuation model), with a separate determination made of the value of equity securities awarded to non-employee directors serving as Chairman of the Board of a peer company. Target values at the 75th percentile of the peer group are then determined for non-employee directors generally and for the Chairman of the Board.
- The target values so determined are allocated so that 35% of the value is delivered in the form of restricted stock units and 65% of the value is delivered in the form of nonqualified stock options (valued using the Black-Scholes or similar valuation method used by the Company in valuing its options for financial statement purposes).

The director grant program also provides that grants made to non-employee directors upon their initial election or appointment to the Board of Directors are determined in a similar manner, with a target value determined at the 75th percentile of the grants made by the peer group to their newly elected or appointed non-employee directors and then allocated 100% to a non-qualified stock option grant in the case of the initial grant (as opposed to the allocation of 35% to a restricted stock unit award and 65% to a nonqualified stock option grant in the case of the annual grants).

The per share exercise price of each option granted to our non-employee directors equals the fair market value of a share of our common stock on the grant date. For these purposes, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date. These stock options have maximum ten-year terms and generally become exercisable in annual installments over a three-year period following the date the option is granted if the director to whom the option is granted is still a member of our Board of Directors on the applicable vesting date. The RSUs are subject to the same vesting schedule as the options and are settled in an equivalent number of shares of common stock upon vesting.

Under the director grant program, the Board of Directors or a designated committee of the Board has the discretion to modify the program for determining award grants for non-employee directors from time to time without stockholder approval.

On August 28, 2008 (the date of the 2008 Annual Meeting), in accordance with the director grant program provisions described above, we granted an option to purchase 9,057 shares of common stock at a per share exercise price of $19.02 and an award of 1,754 RSUs to each of Messrs. Birnbaum, Fiebiger, Iyer and Wells, and to Ms. Lewis.

The Compensation Committee has established target values under the director grant program for grants of restricted stock unit awards and nonqualified stock options to be made to non-employee directors who are reelected at the 2009 Annual Meeting. The target value for the grants to continuing non-employee directors is $95,305. The exact number of shares to be subject to each restricted stock unit award and nonqualified stock option will be determined based on the closing price of our common stock on the date of the 2009 Annual Meeting and, in the case of the options, using the Black-Scholes or similar valuation method used by the Company in valuing its options for financial statement purposes.

Vote Required for Proposal One

Each nominee receiving more votes for his or her election than votes against his or her election will be elected to our Board of Directors to serve until our next Annual Meeting of Stockholders or until their successors are elected and qualified, or until the earlier of the director's death, resignation, removal or retirement. This required vote is described further above under the section entitled "Proposal One — Election of Directors — Voting Standard." Proxies cannot be voted for more than six nominees for director. Unless authority to vote for directors has been withheld in the proxy, the persons named in the enclosed proxy, or their nominee or substitute, intend to vote at the meeting for the election of the six director nominees.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

EXECUTIVE OFFICERS

The following table and paragraphs set forth the names of and certain information concerning our current executive officers:

Name	Position with QLogic	Age
H.K. Desai	Chairman of the Board and Chief Executive Officer	63
Simon Biddiscombe	Senior Vice President and Chief Financial Officer	42
Scott A. Genereux	Senior Vice President, Worldwide Sales and Marketing	46
Roger J. Klein	Senior Vice President and General Manager, Host Solutions Group	58
Perry M. Mulligan	Senior Vice President, Worldwide Operations	51
Jesse L. Parker	Vice President and General Manager, Network Solutions Group	38

For information on the business background of Mr. Desai, see "Proposal One — Election of Directors" above.

Mr. Biddiscombe joined us in April 2008 as our Senior Vice President and Chief Financial Officer. Mr. Biddiscombe served as Senior Vice President, Chief Financial Officer and Treasurer of Mindspeed Technologies, Inc., a semiconductor company, from June 2003 until April 2008, and as Secretary from April 2004 until April 2008. Mr. Biddiscombe previously served as the Vice President, Finance, and Controller of the internet infrastructure business of Conexant Systems, Inc. from December 2000 to June 2003. He was the Senior Vice President and Chief Financial Officer from May 1999 to December 2000 and the Chief Operating Officer from May 2000 to December 2000 of Wyle Electronics, a distributor of semiconductor products.

Mr. Genereux joined us in February 2009 as Senior Vice President, Worldwide Sales and Marketing. From February 2008 until January 2009, Mr. Genereux was Senior Vice President of Worldwide Sales, Marketing and Support at DataDirect Networks. Prior to 2008, Mr. Genereux spent 17 years in strategic sales, marketing and support roles for Hitachi, Ltd.'s Data Systems unit, serving most recently as Senior Vice President of Worldwide Sales, Marketing and Support.

Mr. Klein joined us in February 2001 and has held a variety of field marketing and business unit marketing positions. He was promoted to Vice President, General Manager, Computer Systems Group in August 2006, to Vice President, General Manager, Host Solutions Group, in February 2007, and to Senior Vice President, General Manager, Host Solutions Group, in May 2009. From 1997 to January 2001, Mr. Klein held various positions at CMD Technology, most recently as Vice President, Marketing. Prior to 1997, Mr. Klein held various positions at Unisys Corporation and Burroughs Corporation.

Mr. Mulligan joined us in October 2007 as Senior Vice President, Worldwide Operations. From May 2004 to September 2007, Mr. Mulligan was Chief Procurement Officer and Senior Vice President of Materials for Solectron Corporation. From February 1998 to May 2004, Mr. Mulligan served in a variety of positions at Celestica, Inc., including Vice President of Customer Solutions and Vice President of Asia Sourcing. Prior to 1998, Mr. Mulligan held a number of management positions at Nortel Networks Corporation in the operations, information technology and materials management groups.

Mr. Parker joined us in May 2004 as Senior Director of Marketing, Switch Products Group, and was promoted to Vice President of Marketing, Switch Products Group in June 2005, Vice President, General Manager, Switch Products Group, in December 2006, and Vice President, General Manager, Network Solutions Group, in February 2007. Prior to May 2004, Mr. Parker was at Intel Corporation in various roles in engineering, marketing, investment strategies, and business development. Mr. Parker's last role at Intel was Director of Marketing for the Intel Server Group.

Code of Ethics

We have adopted and implemented a Business Ethics Policy (the "Code of Ethics") that applies to all Company officers, employees and directors. The Code of Ethics operates as a tool to help our officers, employees and directors understand and adhere to the high ethical standards we expect. The Code of Ethics is available on our website at *http://ir.qlogic.com*. Stockholders may also obtain copies at no cost by writing to the Secretary of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

This section contains a discussion of the material elements of compensation earned by or paid to our principal executive officer, two individuals who served as principal financial officer during fiscal year 2009, and our three other most highly compensated executive officers for fiscal year 2009. These individuals are listed in the "Summary Compensation Table — Fiscal 2007, 2008 and 2009" below and are referred to in this proxy statement as the "named executive officers." The discussion below describes our procedures for setting compensation for our named executive officers generally. Except as noted below, this discussion generally does not apply to Mr. Naylor, who served as our interim Chief Financial Officer from January 25, 2008 through April 22, 2008.

QLogic Corporation's 2009 Compensation Discussion and Analysis addresses the following topics:

- Governance of Executive Officer Compensation Programs
  - Role of the Compensation Committee
  - Process for Evaluating Executive Officer Performance and Compensation
- Executive Compensation Philosophy and Framework
  - Compensation Objectives
  - Target Pay Position/Mix of Pay
  - Total Compensation/Tally Sheets
  - Compensation Benchmarking
- Executive Officer Compensation Decisions
  - Base Salary
  - Annual Cash Incentive
  - Equity Compensation: Overview
  - Equity Compensation: Fiscal 2009 Awards
  - Benefits and Perquisites
  - Post-Employment Obligations
  - Compensation Arrangements for Mr. Naylor
- Other Considerations
  - Equity Grant Practices
  - Tax Considerations
- Chief Executive Officer Compensation

Governance of Executive Officer Compensation Programs

Role of the Compensation Committee

The Compensation Committee of our Board of Directors (the "Compensation Committee") has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs. The overarching objective of the Compensation Committee is to use compensation to align the interests of executive officers with the long-term interests of our stockholders. The compensation programs for our executive officers are designed to attract, motivate and retain talented executives responsible for the success of the Company, and are determined within a competitive framework and based on the achievement of both Company and individual performance goals, as well as experience of the individual in the position and consistency of performance.

The Compensation Committee has the following responsibilities:

- Review and approve on an annual basis the Company's compensation strategy to help ensure that executives are appropriately rewarded based on their performance.
- Review and approve on an annual basis goals and objectives relevant to executive compensation and evaluate performance in light of those goals and objectives.
- Determine on an annual basis the amount, form and terms of compensation for the Chief Executive Officer of the Company.
- Review and approve salaries, incentives and other matters relating to compensation of the executive officers of the Company.
- Review and grant of stock options, restricted stock units and other equity incentives to our executive officers.
- Grant stock options and other equity incentives to all other eligible individuals in the Company's service.
- Oversee and periodically review the operation of the Company's employee benefit plans, including but not limited to the Company's 401(k) plan and employee stock purchase plan.
- Review with the Board matters related to management performance and compensation.
- Review separation packages and severance benefits for any executive officer.

The Compensation Committee operates under a charter that further outlines the specific authority, duties and responsibilities of the Compensation Committee. The charter is available on our website at *http://ir.qlogic.com*.

Each person who served on the Compensation Committee during fiscal year 2009 met The NASDAQ Stock Market's requirements for independence as well as the applicable requirements under Section 16 of the Securities Exchange Act of 1934, as amended, and Section 162(m) of the Internal Revenue Code.

Process for Evaluating Executive Officer Performance and Compensation

In general, the process for making decisions relating to compensation for named executive officers begins prior to the end of the Company's fiscal year. During February or March of each year the Compensation Committee will work with its independent compensation consultant to define the scope of the consultant's engagement and to discuss any changes in information being requested by the Compensation Committee. During April and early May of each year, the Company finalizes financial information for the just completed fiscal year, and makes that information available to the Compensation Committee. During this same time period, the Compensation Committee receives competitive market data and reviews this data with its compensation consultant. The Compensation Committee typically schedules an extended meeting in mid-May to review the Company's actual performance against annual cash incentive plan objectives, to discuss individual executive performance and to discuss incentive plan payouts. The Compensation Committee also discusses equity awards that may be granted to named executive officers. An additional meeting is held several weeks later at which the Compensation Committee typically makes final compensation decisions with respect to named executive officer compensation, including chief executive officer compensation.

For fiscal year 2009, the Compensation Committee retained Compensia, Inc., an independent consulting company, to provide advice and information relating to executive compensation. Compensia assisted the Compensation Committee in the evaluation of executive base salary, annual cash incentive and equity incentive levels. Compensia reports directly to the Compensation Committee. From time to time, the Compensation Committee may direct its advisor to work with our Human Resources Department on matters such as: (i) identification of the companies that will serve as the Company's peer group for purposes of benchmarking the Company's executive compensation levels (as discussed below); (ii) analysis of our executive compensation programs and levels relative to our peer group companies; and (iii) advising on the design of cash-based incentives and equity awards for our executive officers.

Executive Compensation Philosophy and Framework

Compensation Objectives

Our executive compensation policies are designed to attract, retain and reward executives who contribute to our success. Our executive compensation program is designed to achieve four primary objectives:

- Support a strong pay-for-performance culture, which provides compensation tied directly to outstanding performance in achieving business objectives.
- Attract, retain and motivate highly skilled executives who contribute to our success and that of our stockholders.
- Establish and reinforce the appropriate balance between achievement of short-term and long-term corporate goals.
- Support long-term value creation for stockholders.

Target Pay Position/Mix of Pay

We use a combination of base salary, annual pay-for-performance cash incentive payments (which are dependent on Company performance for the period), and long-term equity grants to achieve these objectives. Each of these components is discussed in greater detail below under "Executive Officer Compensation Decisions."

Compensation Mix Targets

Compensation Element	Primary Objectives	Approximate Relative Weight(1)
Base salary	Attract and retain high-performing and experienced executives	22%
Annual cash incentive	Motivate executives to achieve pre-established short-term performance objectives	14%
Equity Awards	Align executives with stockholder interest to increase long-term value and retain executives	64%

(1) Relative weight is fiscal year 2009 average for named executive officers, other than Mr. Naylor.

Total Compensation/Tally Sheets

We believe we are fulfilling our compensation objectives and in particular, rewarding executive officers in a manner that supports our strong pay-for-performance philosophy. Executive compensation is tied directly to our performance and is structured to ensure that there is an appropriate balance between our long-term and short-term performance, and also a balance between our operational and financial performance and stockholder return. Our 2009 financial performance relative to the peer group of individual companies exceeded the 95th percentile with respect to non-GAAP operating income as a percentage of revenue, non-GAAP net income as a percentage of revenue and GAAP free cash flow as a percentage of revenue. Based on our track record of strong performance relative to industry peers and the stated compensation objectives, the Compensation Committee believes the average target pay position relative to market and pay mix are reasonable and appropriate.

Compensation tally sheets for each of the named executive officers were prepared by outside advisors, and reviewed by the Compensation Committee in fiscal year 2009. These tally sheets affixed dollar amounts to all components of the named executive officers' compensation, including current pay (salary and annual cash incentive), outstanding equity awards, benefits, perquisites and potential change-in-control severance payments. The Compensation Committee reviews tally sheets at least on an annual basis.

Compensation Benchmarking

For fiscal year 2009, the Compensation Committee examined the compensation practices of a peer group of individual companies and three industry surveys to assess the competitiveness of executive officer compensation practices and levels. The peer group of individual companies and the three surveys are collectively referred to in this discussion as the "market." The fiscal year 2009 peer group of 17 companies included primarily semiconductor and storage device companies that were similar to the Company in business strategy or represented business or labor market competitors, including smaller and larger companies. The surveys used in the analysis were compensation surveys that focus on high technology companies. The Compensation Committee uses multiple sources of benchmarking information to more accurately map compensation benchmarking data by position in the market to positions at the Company. When considering the competitiveness of executive officer compensation levels, the Compensation Committee reviews the compensation of each executive officer against the available data for similarly situated executives at other companies.

The peer companies used by the Compensation Committee for its comparison in fiscal year 2009 were as follows:

3Com Corporation	Adaptec, Inc.	Applied Micro Circuits Corporation
Broadcom Corporation	Brocade Communications Systems, Inc.	Conexant Systems, Inc.
Dot Hill Systems Corporation	Emulex Corporation	Extreme Networks, Inc.
Foundry Networks, Inc.	LSI Corporation	Marvell Technology Ltd.
Mellanox Technologies, Ltd.	Mindspeed Technologies, Inc.	Network Appliance, Inc.
PMC — Sierra, Inc.	Western Digital Corporation	

The peer group is reviewed annually by the Compensation Committee and adjustments are made as necessary to help ensure the group continues to properly reflect the market in which we compete for talent.

The Compensation Committee believes that the peer group companies form a reasonable basis for benchmarking executive officer compensation. The following chart reflects QLogic's rankings within the peer group in May 2008, at the time the benchmarking data was used, QLogic compared favorably to the peer group:

Comparison Metric	QLogic Rank vs. Peer Group
Revenue (last four quarters)	49.4%
Net Income (last four quarters)	81.9%
Revenue per Employee	91.8%
Market Capitalization	64.5%

Our strategy for executive officer compensation has been to examine market compensation practices and target the 45th to 55th percentile of the market for base salary, the 50th to 60th percentile for total cash compensation (base salary plus annual cash incentive), and the 75th percentile for equity compensation. We believe that our increased weighting of equity compensation aligns the interests of our executive officers with those of our stockholders in order to achieve and sustain long-term stock price growth.

The Compensation Committee has historically approved compensation levels for individual executive officers above and below the target levels identified above, based on the executive's individual performance, experience in the position, consistency of performance, as well as our financial performance and compensation paid to executives in similar positions at companies we compete with for executive talent.

Executive Officer Compensation Decisions

Base Salary

Base salaries are used to attract, motivate and retain highly qualified executives. Base salary, which is determined by the level of responsibility, experience in the position, expertise of the employee, and competitive conditions in the industry, is the primary fixed cash compensation component in the executive pay program.

The Compensation Committee believes that increases to base salary should reflect the individual's performance for the preceding year and his or her pay level relative to similar positions in our market, taking performance into account, as well as internal equity with respect to the rest of the executive team. Base salary increases also reflect anticipated future contributions of the executive.

In making its base salary decisions for fiscal year 2009 for the executive officers (other than Mr. Desai), the Compensation Committee considered Mr. Desai's recommendations in addition to the market data described above and its own assessment of the executive's individual performance. Since Mr. Biddiscombe joined the Company in late April 2008 his base salary was not reviewed at this time. In determining Mr. Desai's base salary, the Compensation Committee reviewed competitive analyses developed by its outside consultant and made compensation decisions that were approved by our full Board in May 2008. Base salary increases were effective in June 2008.

The following table shows the annual base salaries for our named executive officers for fiscal year 2008 and fiscal year 2009 and the percentage increase.

Named Executive Officer	FY2008 Base Salary	FY2009 Base Salary	Percent Increase
H.K. Desai	$700,000	$700,000	0%
Simon Biddiscombe	(1)	$340,000	(1)
Roger J. Klein	$250,000	$290,000	16%
Perry M. Mulligan	$300,000	$310,000	3.3%
Jesse L. Parker	$230,000	$250,000	8.7%
Douglas D. Naylor(2)	$180,000	$195,000	8.3%

(1) Mr. Biddiscombe joined the Company during fiscal 2009.

(2) Mr. Naylor served as our interim Chief Financial Officer from January 25, 2008 through April 22, 2008.

After the adjustments to base salary set forth above, the Compensation Committee's compensation consultant advised the Compensation Committee that the base salary of the Chief Executive Officer for fiscal year 2009 was approximately in the 80th percentile relative to the market and the base salaries of the other named executive officers (excluding Mr. Naylor and Mr. Biddiscombe whose position was not benchmarked) for fiscal year 2009 were between approximately the 45th and 70th percentiles relative to the market. In May 2009, the Compensation Committee determined that none of the named executive officers would receive an increase in base salary for fiscal year 2010 as a result of the uncertain macroeconomic conditions facing the Company.

Annual Cash Incentive

Our annual cash incentive program is a variable element of our executive compensation program designed to reward executives for achieving key operational and financial goals that we believe will provide the foundation for creating longer-term stockholder value. We use the annual cash incentive program to reward the contribution of the executive officers toward the achievement of key corporate objectives. Target incentive opportunities for fiscal year 2009 was 100% of base salary for the Chief Executive Officer and ranged from 50% to 60% of base salary for the other executive officers (excluding Mr. Naylor). The Compensation Committee's compensation consultant advised the Compensation Committee that these target incentive opportunities were at approximately the 60th percentile relative to the market for the Chief Executive Officer and approximately the 60th percentile relative to the market for the other executive officers (excluding Mr. Naylor and Mr. Biddiscombe). The actual incentive amounts awarded to executive officers may exceed the target incentives based on the Compensation Committee's assessment of overall corporate performance and individual performance. In addition, the Compensation Committee retains the authority to award special bonuses based on achievement of specified objectives.

At the beginning of each year, the Board of Directors approves specific performance goals for the upcoming year for purposes of our annual cash incentive plan. In addition to traditional measures of corporate performance, such as revenue and profit performance, the Compensation Committee emphasizes other indicators of performance, including design wins, customer satisfaction and individual performance, and approves associated weightings. Individual business unit executives are also measured against specific business unit goals.

The Compensation Committee believes that the design of the annual cash incentive plan is appropriate for driving the optimal mix of short-term and long-term goal achievement within an industry typified by long product development cycles. The fiscal 2009 plan included a minimum corporate revenue threshold. Payment of the annual cash incentive to the named executive officers was conditioned upon achieving the minimum revenue threshold.

For the Company's executive officers, the corporate and business unit component makes up 75% of the annual cash incentive compensation, while the individual performance component makes up 25% of the annual cash incentive compensation. The corporate and business unit component is further broken up into targets related to design wins, corporate/business unit revenue, corporate/business unit profit and customer satisfaction. The Compensation Committee approved the percent of goal achieved for each corporate and business unit goal, along with the overall percent of corporate and business unit goal achievement for purposes of incentive plan payouts. The Compensation Committee believes that the targets set for incentive compensation can be achieved only if the Company performs well in a given fiscal year.

The Compensation Committee determined that the corporate and business unit performance objectives for fiscal year 2009 were achieved at aggregate levels between 97% and 100% of target depending on the organization or business unit. The Chief Executive Officer presented his recommendations for incentive payments to executive officers (other than himself), based on their individual performance and the performance of the Company against the incentive plan objectives for fiscal year 2009. The Compensation Committee discussed and reviewed these recommendations, and approved incentive payouts to the named executive officers other than Mr. Desai as listed in the "Summary Compensation Table — Fiscal 2007, 2008 and 2009" below. At the same time, the Compensation Committee determined the incentive compensation for Mr. Desai, based upon corporate and individual performance. In addition, the Compensation Committee created a pool of funds that the Chief Executive Officer could allocate based on exceptional individual contributions to the Company during the previous year, provided that any allocation of the pool to a named executive officer would require the approval of the Compensation Committee. For fiscal year 2009, annual cash incentive compensation payments to named executive officers (excluding Mr. Naylor) ranged from 100% to 107% of target compensation.

The Compensation Committee's compensation consultant advised the Compensation Committee that the approved annual cash incentive payments resulted in total cash compensation at approximately the 80th percentile relative to the market for the Chief Executive Officer and between approximately the 60th and 75th percentiles for the other named executive officers (excluding Mr. Naylor and Mr. Biddiscombe).

In connection with his commencing employment with the Company, the Compensation Committee awarded Mr. Biddiscombe a sign-on bonus of $30,000 in April 2008 as an inducement for him to accept employment with the Company.

Equity Compensation: Overview

Equity is a key element of executive compensation that aligns the interests of executive officers with stockholders. We have traditionally used stock options to balance the dual objectives of long-term value creation for stockholders and retention of qualified key employees. Beginning in fiscal year 2007, we began to use a combination of stock options and restricted stock units to balance these goals. The Compensation Committee believes that these equity vehicles best support the following objectives: (i) support the Company's executive/employee attraction and retention initiatives; (ii) provide the appropriate incentive to executives and employees to create long-term stockholder value; and (iii) serve the best interests of our stockholders.

We believe that stock options are truly performance based in that executives do not receive any benefit unless the Company's stock price increases (creating more stockholder value) after the option is granted. Restricted stock units have a greater retentive value as they generally have value regardless of stock price volatility, and the Compensation Committee believes their use is consistent with market practice. In addition to the Company's equity stock option and restricted stock unit programs, executives are allowed to participate in the Company's employee stock purchase plan on the same terms as other employees of the Company.

The Compensation Committee feels that long-term equity incentives should provide significant motivation and upside, and grants for named executive officers are generally targeted at the 75th percentile of our market. We believe this is an appropriate way to align the interests of our named executive officers with those of our stockholders in order to achieve and sustain long-term stock price growth.

We are sensitive to stockholder concerns about stock usage. As a consequence, management and the Compensation Committee have taken the following steps to manage the Company's equity compensation program:

- The Compensation Committee's goal is to limit average annual issuances of stock-based awards to employees (referred to as the "burn rate") to stay within guidelines established by proxy voting advisory firms, excluding awards assumed in connection with acquisitions or similar events. The Compensation Committee will adjust this target rate from year-to-year based on performance, and to stay in line with market practices and the demands of competition for key talent.

- The burn rate for each of the past three years was: 4.87% (fiscal year 2009), 4.23% (fiscal year 2008) and 4.10% (fiscal year 2007) for an average burn rate over the last three years of 4.40%. We believe our average burn rate over the last three years of 4.40% is within the guidelines established by the principal proxy voting advisory firms for our industry.

- In determining equity grant levels for individual executive officers, the Compensation Committee takes into account the executive's individual performance against the goals established in the preceding year, the expected future contribution and long-term retention of the executive, the Company's performance compared to the peer group and market data for equity awards to similar executive positions in the peer group. As noted above, grants for named executive officers are generally targeted at the 75th percentile of our market.

Equity Compensation: Fiscal 2009 Awards

For fiscal year 2009, between approximately 60% and 70% of our named executive officers' equity awards (as measured by value) were delivered in the form of stock options and the remainder were delivered in the form of restricted stock units. The grant sizes of long-term incentives are based upon factors such as comparable equity compensation offered by other technology companies, the experience of the executive, prior grants, performance (as measured by a broad set of financial metrics, including, among others: revenue, operating margin, net income, earnings per share and cash flow) during the preceding fiscal year, and the contribution that the executive is expected to make to the Company in the future.

See the table entitled "Grants of Plan-Based Awards in Fiscal Year 2009" below for information on the fiscal year 2009 equity awards granted to the named executive officers.

Benefits and Perquisites

Other than our 401(k) plan, we do not provide pension arrangements or post-retirement health coverage for our executive officers or employees. In general, our executive officer benefits programs are the same as those available to all employees, with the exception of our executive physical program (which provides for an annual physical exam for each named executive officer paid for by the Company). The Company pays the regular monthly membership dues at a country club used by Mr. Desai, which is primarily used for business purposes. The benefits provided to each named executive officer in fiscal year 2009 are reported in the "Summary Compensation Table — Fiscal 2007, 2008 and 2009" below.

Post-Employment Obligations

During fiscal year 2007, we entered into a change in control severance agreement with Mr. Desai, and during fiscal year 2009 we entered into a change of control severance agreement with Mr. Biddiscombe in connection with the commencement of his employment with the Company. These agreements provide severance benefits to these executives should their employment with us terminate in certain circumstances in connection with a change in control of the Company.

Should the possibility of a change in control of the Company arise, the Compensation Committee believes that certain executives may be called upon to assess the potential transaction, advise the Board of Directors and management as to whether the transaction would be in the best interests of the Company and its stockholders and take such other actions as the Board might determine to be appropriate in addition to their regular duties. The Company believes that it is imperative that the Company and the Board be able to rely upon these executives to continue in their positions and carry out their duties without concern that they might be distracted by the personal uncertainties and risks created by the possibility of a change in control.

As described in more detail below under "Potential Payments Upon Termination or Change In Control," the severance benefits under these agreements will be paid only if the executive's employment is terminated by the Company without cause or by the executive with good reason during the period beginning six months before and ending 24 months after a change in control. These types of agreements are often referred to as "double trigger" agreements since both a change of control and a termination of employment must occur before any payment is due. The Company believes that it is appropriate, and serves the purpose of these agreements, to extend the protections provided by these benefits to employment terminations that occur a short time before a change in control, and/or occur as a result of materially adverse changes to the terms of the executive's employment with the Company after a change of control.

These agreements also provide that the executive will be reimbursed for the full amount of any excise taxes imposed on their severance payments and any other payments under Section 4999 of the Internal Revenue Code. We provide these executives with a "gross-up" for any parachute payment excise taxes that may be imposed because we determined the appropriate level of change in control severance protections for each executive without factoring in the adverse tax effects on the executive that may result from these excise taxes. The excise tax gross-up is intended to make the executive whole for any adverse tax consequences they may become subject to under the tax law and to preserve the level of change in control severance protections that we have determined to be appropriate. We believe this protection is a reasonable part of the compensation package for these executives and generally consistent with industry practice. In December 2008, the Company amended its change of control severance agreements with Mr. Desai and Mr. Biddiscombe to comply with the IRS's deferred compensation rules under Section 409A of the Internal Revenue Code. These amendments did not increase the intended benefits to the executives under these agreements.

Compensation Arrangements for Mr. Naylor

No changes were made to Mr. Naylor's base salary or annual cash incentive target when he was appointed interim Chief Financial Officer in January 2008. As reported in our 2008 proxy statement, the Compensation Committee approved a special $15,000 bonus for Mr. Naylor in recognition of his contributions as interim Chief Financial Officer.

Other Considerations

Equity Grant Practices

The Compensation Committee approves all equity grants to our executive officers. Our general practice is to approve annual stock option grants and restricted stock awards at the May or June Compensation Committee/Board meeting, the date of which is set approximately one year in advance. The Compensation Committee and our Board selected this meeting to approve annual equity grants because it coincides with: (i) the Committee/Board review of prior year Company and individual performance; and (ii) the approval of other executive officer compensation decisions. Awards for newly hired employees are typically granted at the next Compensation Committee meeting that follows the hire date.

Tax Considerations

Federal income tax law prohibits publicly held companies from deducting certain compensation paid to certain of our executive officers that exceeds $1 million during the tax year unless it is based on achieving pre-established performance measures that are set by the Compensation Committee pursuant to a plan approved by the Company's stockholders ("performance-based compensation").

While the Compensation Committee considers the deductibility of compensation paid to its named executive officers, the Compensation Committee retains the flexibility necessary to provide total compensation in line with competitive practice, our compensation philosophy, and the interests of stockholders. We therefore may pay compensation to our named executive officers that may not be deductible for Federal income tax purposes. The stock options granted under our stock plan are intended to meet the criteria for performance-based compensation; however, restricted stock units that are subject only to time-based vesting requirements generally do not satisfy those requirements.

For fiscal year 2009, we believe that Mr. Desai was our only named executive officer whose compensation exceeded the deductibility limit of Federal income tax laws.

Chief Executive Officer Compensation

In an effort to better align the compensation of the Chief Executive Officer with the Compensation Committee's stated target ranges, the Compensation Committee has adjusted the cash compensation of the Chief Executive Officer over the last three fiscal years as set forth below:

	FY2008	FY2009	FY2010
Base Salary Increase Percentage	3.7%	0%	0%
Target Annual Cash Incentive as Percentage of Base Salary	100%	100%	100%

In evaluating the performance of the Chief Executive Officer and the appropriate level of compensation for that performance, the Compensation Committee considers performance against the annual cash incentive plan metrics (revenue, profit, design wins and customer satisfaction). The Compensation Committee also considers relative performance to the peer group of companies, as well as more subjective measures of performance. Several of the key achievements considered in evaluating the performance of the Chief Executive Officer for fiscal 2009 were as follows: (i) the Company reported record revenues of $633.9 million, an increase of 6% over the prior fiscal year, in a very difficult macroeconomic environment; (ii) the Company achieved a revenue market share of 53.3% in calendar 2008 in the host adapter market, an increase of 7 share points over calendar 2007, increasing its market share lead over its nearest competitor in the this very important market for the Company; (iii) the Company is well positioned as a leader in the emerging Fibre Channel over Ethernet (FCoE) market with the introduction during fiscal 2009 of the first to market integrated FCoE converged network adapter; and (iv) the Company negotiated an acquisition of a company to complement the Company's Ethernet expertise and intellectual property and completed the acquisition shortly after the end of fiscal 2009. In summary, the Compensation Committee concluded that the Chief Executive Officer performed at a very high level during fiscal 2009, focusing on the short-term goals of managing the business both in terms of revenue and cost structure to deal with a very challenging macroeconomic environment and focusing on the long-term goals of preparing the Company for the next generation of products based on FCoE technology.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the three non-employee directors named at the end of this report, each of whom is independent as defined by The NASDAQ Stock Market listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this proxy statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in this proxy statement.

The Compensation Committee

James R. Fiebiger, Chair
Balakrishnan S. Iyer
Kathryn B. Lewis

The information contained in the above report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any future filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above were committee members during all of fiscal year 2009, except for Ms. Lewis who was appointed to the committee on April 4, 2008. No member of the Compensation Committee is or has been an executive officer of the Company or had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has or has had one or more executive officers who served as a director or member of the Compensation Committee during the fiscal year ended March 29, 2009.

SUMMARY COMPENSATION TABLE — FISCAL 2007, 2008 AND 2009

The following table presents information regarding compensation earned by or paid to our "named executive officers" for our fiscal years 2007, 2008 and 2009. The position set forth in the table for each person is his current position with us unless we indicate otherwise.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
H.K. Desai,	2009	700,003	—	1,079,361	2,882,526	715,000	—	35,569(3)	5,412,459
Chairman of the Board and	2008	694,234	—	800,592	3,911,569	651,675	—	38,660	6,096,730
Chief Executive Officer	2007	676,934	100,000	451,693	4,306,250	650,000	—	45,312	6,230,189
Simon Biddiscombe, Senior Vice President and Chief Financial Officer	2009	319,093	30,000(4)	60,199	139,980	195,000	—	9,750	754,022
Douglas D. Naylor,	2009	191,539	—	27,595	72,802	75,000	—	7,262	374,198
Vice President, Finance*	2008	173,624	15,000	8,757	71,876	75,000	—	7,171	351,428
Roger J. Klein,	2009	280,784	—	126,900	312,312	165,000	—	8,311	893,307
Senior Vice President and	2008	244,246	—	60,343	299,477	150,000	—	7,890	761,956
General Manager, Host Solutions Group	2007	206,278	—	24,467	297,053	105,835	—	8,242	641,875
Perry M. Mulligan, Senior Vice President, Worldwide Operations	2009	307,699	—	75,248	217,248	160,000	—	7,678	767,873
Jesse L. Parker,	2009	245,403	—	84,920	188,951	135,000	—	6,396	660,670
Vice President and General Manager, Network Solutions Group	2008	223,101	—	42,796	172,083	115,000	—	7,163	560,143

* Mr. Naylor served as Interim Chief Financial Officer from January 25, 2008 until April 22, 2008.

(1) Amounts shown in these columns do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the compensation costs computed for stock awards and option awards in fiscal years 2007, 2008 and 2009 for financial statement reporting purposes as determined pursuant to Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," excluding forfeiture assumptions. No stock awards or option awards were forfeited by any of our named executive officers during fiscal year 2009. The assumptions used in the calculation of values of these awards are set forth under the section entitled "Stock-Based Compensation Expense" on page 58 of QLogic's Annual Report on Form 10-K for fiscal year 2009 filed with the SEC on May 21, 2009 or, with respect to awards granted prior to fiscal year 2009, in the corresponding note in QLogic's Annual Report on Form 10-K for the applicable fiscal year.

(2) This column consists of life insurance premiums and matching contributions to the QLogic Corporation Retirement Savings Plan (401(k) Plan) paid with respect to the named executive officer, and for fiscal year 2009, includes: (a) life insurance premiums paid by QLogic in the amount of $3,564 for Mr. Desai, $334 for Mr. Biddiscombe, $241 for Mr. Naylor, $1,088 for Mr. Klein, $697 for Mr. Mulligan and $200 for Mr. Parker; and (b) 401(k) Plan matching contributions, available to all employees, paid by QLogic in the amount of $6,227 for Mr. Desai, $9,416 for Mr. Biddiscombe, $7,021 for Mr. Naylor, $7,223 for Mr. Klein, $6,981 for Mr. Mulligan and $6,196 for Mr. Parker.

(3) In addition to the amounts identified in footnote (2) above, this amount includes the following benefits provided to Mr. Desai by the Company for fiscal year 2009: (i) payment for executive physicals in an amount of $1,033 and (ii) payment of membership dues in an amount of $24,745.

(4) This amount represents a sign-on bonus received by Mr. Biddiscombe, as further described in the "Compensation Discussion and Analysis" above.

Compensation of Named Executive Officers

The "Summary Compensation Table — Fiscal 2007, 2008 and 2009" above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers for fiscal year 2009. The "Summary Compensation Table — Fiscal 2007, 2008 and 2009" includes fiscal year 2007 and 2008 information for those named executive officers who were also named executive officers in fiscal years 2007 and 2008. The primary elements of each named executive officer's total compensation reported in the table are base salary, an annual cash incentive, and long-term equity incentives consisting of RSU awards and stock options. Named executive officers also received the other benefits listed in the "All Other Compensation" column of the "Summary Compensation Table — Fiscal 2007, 2008 and 2009," as further described in footnotes (2) and (3) to the table. We do not have employment agreements with our named executive officers.

The "Summary Compensation Table — Fiscal 2007, 2008 and 2009" should be read in conjunction with the tables and narrative descriptions that follow. The "Grants of Plan-Based Awards in Fiscal Year 2009" table below, and the accompanying description of the material terms of the RSU awards and stock options granted in fiscal year 2009, provides information regarding the equity incentives awarded to our named executive officers in fiscal year 2009. The "Outstanding Equity Awards at End of Fiscal Year 2009" and "Option Exercises and Stock Vested — Fiscal Year 2009" tables below provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards.

Grants of Plan-Based Awards in Fiscal Year 2009

The following table sets forth information regarding the plan-based awards that we granted during fiscal year 2009 to each of our named executive officers.

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Potential Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	($)(1)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
H.K. Desai	N/A	—	700,003	—	—	—	—	—	—	—	—
	6/10/2008	—	—	—	—	—	—	—	300,000	15.06	1,683,000
	6/16/2008	—	—	—	—	—	—	—	70,000	15.39	401,303
	6/10/2008	—	—	—	—	—	—	60,000	—	—	903,600
	6/16/2008	—	—	—	—	—	—	15,000	—	—	230,850
Simon Biddiscombe . . .	N/A	—	191,456	—	—	—	—	—	—	—	—
	4/22/2008	—	—	—	—	—	—	—	100,000	16.10	599,740
	6/10/2008	—	—	—	—	—	—	20,000	—	—	301,200
Douglas D. Naylor. . . .	N/A	—	76,616	—	—	—	—	—	—	—	—
	6/10/08	—	—	—	—	—	—	—	25,000	15.06	140,250
	6/10/08	—	—	—	—	—	—	6,000	—	—	90,360
Roger J. Klein	N/A	—	154,431	—	—	—	—	—	—	—	—
	6/10/08	—	—	—	—	—	—	—	106,000	15.06	594,660
	6/10/08	—	—	—	—	—	—	20,000	—	—	301,200
Perry M. Mulligan . . .	N/A	—	153,850	—	—	—	—	—	—	—	—
	6/10/08	—	—	—	—	—	—	—	106,000	15.06	594,660
	6/10/08	—	—	—	—	—	—	25,000	—	—	376,500
Jesse L. Parker	N/A	—	134,972	—	—	—	—	—	—	—	—
	6/10/08	—	—	—	—	—	—	—	62,000	15.06	347,820
	6/10/08	—	—	—	—	—	—	12,000	—	—	180,720

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements. For the assumptions and methodologies used to value the awards reported in Column (l), please see footnote (1) to the "Summary Compensation Table — Fiscal 2007, 2008 and 2009."

Description of Plan-Based Awards

Each of the awards reported in the "Grants of Plan-Based Awards in Fiscal Year 2009" table above was granted under, and is subject to, the terms of the 2005 Plan.

Our Compensation Committee administers the 2005 Plan. The Compensation Committee has authority to interpret the plan provisions and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plan are generally only transferable to a beneficiary of a named executive officer upon his death. However, the Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions set forth in the plan document, are not made for value.

If a change in control of the Company occurs (as determined under the 2005 Plan), each named executive officer's outstanding awards granted under the plan will generally only become fully vested if (i) the Company dissolves or does not survive as a public company after the change in control transaction and (ii) the Compensation Committee does not provide for the substitution, assumption, exchange or other continuation of the outstanding awards. Any options that become vested in connection with a change in control generally must be exercised prior to the change in control, or they will be canceled in exchange for the right to receive a cash payment in connection with the change in control transaction. In addition, Messrs. Desai and Biddiscombe may be entitled to accelerated vesting of their outstanding equity-based awards upon a termination of employment in connection with a change in control of QLogic. The terms of this accelerated vesting are described below under "Potential Payments upon Termination or Change in Control."

Options

Each option reported in Column (j) of the "Grants of Plan-Based Awards in Fiscal Year 2009" table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. For these purposes, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date.

Each option granted to our named executive officers under the 2005 Plan in fiscal year 2009 is subject to a four-year vesting schedule, with 25% vesting on the first anniversary of the grant date, and 6.25% vesting every three months thereafter for the remaining three years.

Once vested, each option granted to our named executive officers under the 2005 Plan will generally remain exercisable until its normal expiration date. Each of the options granted under the 2005 Plan to our named executive officers in fiscal year 2009 has a term of ten years. However, vested options may terminate earlier in connection with a change in control transaction or a termination of the named executive officer's employment. Subject to any accelerated vesting that may apply in connection with a change in control, the unvested portion of the option will immediately terminate upon a termination of the named executive officer's employment. The named executive officer will generally have three months to exercise the vested portion of the option following a termination of his employment. This period is extended to twelve months if the termination was a result of the named executive officer's death or disability. For any termination by QLogic for cause, the option (whether vested or not) will terminate on the date of termination.

RSUs

Each RSU award reported in Column (i) of the "Grants of Plan-Based Awards in Fiscal Year 2009" table above was granted to our named executive officers under the 2005 Plan and is subject to a four-year vesting schedule, with twenty-five (25%) of the total number of RSUs vesting on each of the first, second, third and fourth anniversaries of the award date.

Upon vesting, QLogic will deliver to the named executive officer a number of shares of common stock equal to the number of RSUs subject to the award that have vested on the applicable vesting date, minus any shares of common stock that may be withheld to satisfy the related minimum tax withholding obligations. Subject to any accelerated vesting that may apply in connection with a change in control, the unvested portion of any RSU award will immediately terminate upon a termination of the named executive officer's employment.

Outstanding Equity Awards at End of Fiscal Year 2009

The following tables present information regarding the outstanding equity awards held by each of our named executive officers at the end of fiscal year 2009, including the vesting schedules for the portions of these awards that had not vested as of that date.

Option Awards

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
H.K. Desai	648,000	—	—	15.66	6/25/09
	400,000	—	—	26.03	11/1/09
	900,000	—	—	31.99	6/21/10
	500,000	—	—	27.48	6/13/11
	180,000	—	—	17.22	7/25/11
	180,000	—	—	24.17	1/24/12
	600,000	—	—	21.69	6/13/12
	187,500	—	—	19.91	3/20/13
	562,500	—	—	24.26	6/20/13
	225,000	—	—	25.05	9/22/13
	225,000	—	—	25.42	12/22/13
	225,000		—	20.51	3/22/14
	196,876	—	—	14.28	6/4/14
	600,000	—	—	12.25	8/24/14
	182,812	42,188(1)	—	16.48	12/5/15
	378,125	171,875(2)	—	18.00	5/15/16
	109,375	140,625(3)	—	16.58	6/1/17
	—	300,000(4)	—	15.06	6/10/18
	—	70,000(5)	—	15.39	6/16/18
Simon Biddiscombe	—	100,000(6)	—	16.10	4/22/18
Douglas D. Naylor	30,000	—	—	20.91	1/13/13
	3,000	—	—	25.05	9/22/13
	2,400	—	—	25.42	12/22/13
	2,480	—	—	20.51	3/22/14
	12,000	—	—	14.28	6/4/14
	8,000	—	—	12.25	8/24/14
	2,924	676(1)	—	16.48	12/5/15
	5,500	2,500(2)	—	18.00	5/15/16
	3,062	3,938(3)	—	16.58	6/1/17
	—	25,000(4)	—	15.06	6/10/18

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Roger J. Klein	12,000	—	—	27.48	6/13/11
	900	—	—	17.22	7/25/11
	900	—	—	24.17	1/24/12
	20,000	—	—	21.69	6/13/12
	4,486	—	—	19.91	3/20/13
	18,000	—	—	24.26	6/20/13
	16,800	—	—	25.05	9/22/13
	18,000	—	—	25.42	12/22/13
	18,000	—	—	20.51	3/22/14
	17,500	—	—	14.28	6/4/14
	43,000	—	—	12.25	8/24/14
	13,000	3,000(1)	—	16.48	12/5/15
	20,625	9,375(2)	—	18.00	5/15/16
	17,500	22,500(3)	—	16.58	6/1/17
	—	106,000(4)	—	15.06	6/10/18
Perry M. Mulligan	21,875	48,125(7)	—	15.19	11/1/17
	—	106,000(4)	—	15.06	6/10/18
Jesse L. Parker	750	—	—	12.25	8/24/14
	13,000	3,000(1)	—	16.48	12/5/15
	10,312	4,688(2)	—	18.00	5/15/16
	13,125	16,875(3)	—	16.58	6/1/17
	—	62,000(4)	—	15.06	6/10/18

Stock Awards

Name (a)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)* (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
H.K. Desai	60,000(8)	703,200	—	—
	56,250(9)	659,250	—	—
	60,000(10)	703,200	—	—
	15,000(11)	175,800	—	—
Simon Biddiscombe	20,000(10)	234,400	—	—
Douglas D. Naylor	550(8)	6,446	—	—
	825(9)	9,669	—	—
	6,000(10)	70,320	—	—
Roger J. Klein	3,250(8)	38,090	—	—
	6,750(9)	79,110	—	—
	20,000(10)	234,400	—	—
Perry M. Mulligan	25,000(10)	293,000	—	—
Jesse L. Parker	1,500(8)	17,580	—	—
	6,375(9)	74,715	—	—
	12,000(10)	140,640	—	—

* The dollar amounts shown in Column (h) are determined by multiplying (x) the number of shares or units reported in Column (g) by (y) $11.72 (the closing price of our Common Stock on the last trading day of fiscal year 2009).

(1) The unvested portion of these awards is scheduled to vest in three quarterly installments, commencing on June 5, 2009.

(2) The unvested portion of these awards is scheduled to vest in five quarterly installments, commencing on May 15, 2009.

(3) The unvested portion of these awards is scheduled to vest in nine quarterly installments, commencing on June 1, 2009.

(4) The unvested portion of these awards is scheduled to vest as to 25% on June 10, 2009 and in twelve quarterly installments thereafter.

(5) The unvested portion of this award is scheduled to vest as to 25% on June 16, 2009 and in twelve quarterly installments thereafter.

(6) The unvested portion of this award is scheduled to vest as to 25% on April 22, 2009 and in twelve quarterly installments thereafter.

(7) The unvested portion of this award is scheduled to vest in eleven quarterly installments, commencing on May 1, 2009.

(8) The unvested portion of these awards is scheduled to vest in two annual installments commencing on June 1, 2009.

(9) The unvested portion of these awards is scheduled to vest in three annual installments commencing on June 1, 2009.

(10) The unvested portion of these awards is scheduled to vest in four annual installments commencing on June 10, 2009.

(11) The unvested portion of this award is scheduled to vest in four annual installments commencing on June 16, 2009.

Option Exercises and Stock Vested — Fiscal Year 2009

The following table presents information regarding the exercise of stock options by named executive officers during fiscal year 2009 and the vesting during fiscal year 2009 of other stock awards previously granted to the named executive officers.

	Option Awards		Stock Awards	
Name (a)	**Number of Shares Acquired on Exercise (#) (b)**	**Value Realized on Exercise ($)(1) (c)**	**Number of Shares Acquired on Vesting (#) (d)**	**Value Realized on Vesting ($)(2) (e)**
H.K. Desai	44,369	577,072	48,750	769,763
Simon Biddiscombe	—	—	—	—
Douglas D. Naylor	—	—	550	8,685
Roger J. Klein	—	—	3,875	61,186
Perry M. Mulligan	—	—	—	—
Jesse L. Parker	24,501	137,469	2,875	45,396

(1) The value realized upon exercise is the difference between the fair market value of QLogic's common stock at the time the stock options are exercised and the option exercise price, multiplied by the number of stock options exercised.

(2) The value realized on vesting is the closing market price of QLogic's common stock on the date that the RSUs vest (or if the markets are closed on the date that the RSUs vest, the closing market price of QLogic's common stock on the last day that the markets were open) multiplied by the number of RSUs that vest.

Potential Payments Upon Termination or Change in Control

The following section describes the benefits that may become payable to certain named executive officers in connection with a termination of their employment with QLogic and/or a change in control of QLogic. As prescribed by the SEC's disclosure rules, in calculating the amount of any potential payments to the named executive officer under the arrangements described below, we have assumed that the applicable triggering event (i.e., termination of employment and change in control of QLogic) occurred on the last business day of the 2009 fiscal year and that the price per share of our common stock is equal to the closing price as of that date. As described below, if the benefits payable to Mr. Desai and Mr. Biddiscombe in connection with a change in control would be subject to the excise tax imposed under Section 280G of the U.S. Internal Revenue Code of 1986 ("Section 280G"), QLogic will make an additional payment to the executive so that the net amount of such payment (after taxes) he receives is sufficient to pay the excise tax due. For purposes of calculating the Section 280G excise tax, we have assumed that the named executive officers' outstanding equity awards would be accelerated and terminated in exchange for a cash payment upon the change in control.

QLogic has entered into Change in Control Severance Agreements with Mr. Desai and Mr. Biddiscombe. In the event that Mr. Desai's or Mr. Biddiscombe's employment is terminated either by QLogic without "Cause" or by such executive for "Good Reason," in either case within 6 months before or 24 months after a "Change in Control" of QLogic (as those terms are defined in the agreements), such executive will be entitled to severance pay that includes (1) a lump sum cash payment equal to, in the case of Mr. Desai, 2 times, and in the case of Mr. Biddiscombe, 1.5 times, the sum of (a) such executive's base salary, plus (b) the greater of such executive's maximum annual bonus for the year in which the termination occurs or the highest annual bonus paid to such executive for any one of the three preceding fiscal years; (2) payment to cover the cost of the premiums charged to continue medical and dental coverage for such executive and his family members pursuant to the Consolidated Omnibus Budget Reconciliation Act ("COBRA") for a period of up to two years following the termination; and (3) should such executive's benefits be subject to the excise tax imposed under Section 280G, a gross-up payment to such executive so that the net amount of such severance payment (after taxes) received by such executive is sufficient to pay the excise tax due. In addition, such executive's equity-based awards, to the extent then outstanding and not otherwise vested, will generally become fully vested in connection with such a termination of employment. Payment of the foregoing severance benefits is conditioned upon the executive's execution of a release of claims in favor of the Company upon the termination of his employment.

The following chart presents the Company's estimate of the amount of the severance benefits to which each of Mr. Desai and Mr. Biddiscombe would be entitled under the Change in Control Severance Agreement if his employment terminated under the circumstances described above in connection with a change in control of the Company, and assuming for purposes of this illustration that the termination of employment occurred on March 29, 2009.

Name	Cash Severance ($)	Continuation of Health Benefits ($)	Equity Acceleration ($)(1)	Tax Gross Up ($)(2)	Total ($)
H.K. Desai	2,900,000	26,773	2,241,450	—	5,168,223
Simon Biddiscombe	802,500	37,641	234,400	—	1,074,541

(1) This column reports the intrinsic value of the unvested portions of each executive's awards that would accelerate in these circumstances. For options, this value is calculated by multiplying the amount (if any) by which the closing price of the Company's common stock on March 27, 2009 ($11.72) exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. For restricted stock unit awards, this value is calculated by multiplying the closing price of the Company's common stock on March 27, 2009 by the number of units subject to the accelerated portion of the award.

(2) We estimate that the payment of the foregoing severance benefits to these executives would not have triggered excise taxes under Section 280G.

PROPOSAL TWO

AMENDMENT TO THE QLOGIC CORPORATION 2005 PERFORMANCE INCENTIVE PLAN

General

At the Annual Meeting, stockholders will be asked to approve the following amendment to the QLogic Corporation 2005 Performance Incentive Plan, as amended (the "2005 Plan"), which was previously adopted by the Board of Directors, subject to stockholder approval:

- *Increase in Aggregate Share Limit.* The 2005 Plan currently limits the number of shares of our common stock that may be delivered pursuant to all awards granted under the 2005 Plan to 18,500,000 shares (plus shares that may become available on the termination of awards previously granted under our Stock Awards Plan as described below). The proposed amendment would increase this 18,500,000 share limit by an additional 6,600,000 shares so that the new aggregate share limit for the 2005 Plan would be 25,100,000 shares.

The Board of Directors approved the foregoing amendment based, in part, on a belief that the number of shares of our common stock currently available under the 2005 Plan does not give us sufficient authority and flexibility to adequately provide for future incentives. The Board of Directors believes that this amendment would give us greater flexibility to structure future incentives and better attract, retain and reward key employees and other participants in the plan. If stockholders do not approve this amendment, the current share limits under the 2005 Plan will continue in effect.

As of June 25, 2009, a total of 16,423,783 shares of our common stock were then subject to outstanding awards granted under the 2005 Plan, and 5,276,604 shares of the Company's common stock were then available for new award grants under the 2005 Plan. For all of the Company's equity incentive plans (including the 2005 Plan), as of June 25, 2009, a total of 27,848,247 shares of the Company's common stock were subject to outstanding options (with a weighted-average exercise price of $19.88 and a weighted-average remaining term of 5.70 years), and a total of 2,675,414 shares of the Company's common stock were subject to outstanding full-value awards. In each case, these numbers are calculated assuming that outstanding full-value awards subject to performance-based vesting requirements are ultimately paid out at target levels of performance. The Company's outstanding options generally may not be transferred to third parties for value and do not include dividend equivalent rights.

Summary Description of the 2005 Performance Incentive Plan

The following is a summary of the principal features of the 2005 Plan, as amended by the Board. This summary, however, does not purport to be a complete description of all of the provisions of the 2005 Plan and is qualified in its entirety by the full text of the attached amended and restated 2005 Plan, which has been filed as Exhibit A to the copy of this Proxy Statement that was filed electronically with the Securities and Exchange Commission and can be reviewed on the Securities and Exchange Commission's Web site at *http://www.sec.gov*. A copy of the amended and restated version of the 2005 Plan document may also be obtained without charge by writing the Secretary of the Company at our principal executive office.

Purpose. The purpose of the 2005 Plan is to promote the success of QLogic and the interests of our stockholders by providing an additional means for us to attract, motivate, retain and reward directors, officers, employees and other eligible persons through the grant of awards and incentives for high levels of individual performance and improved financial performance of QLogic. Equity-based awards are also intended to further align the interests of award recipients and our stockholders.

Administration. Our Board of Directors or one or more committees appointed by our Board of Directors will administer the 2005 Plan. Our Board of Directors has delegated general administrative authority for the 2005 Plan to the Compensation Committee. A committee may delegate some or all of its authority with respect to the 2005 Plan to another committee of directors, and certain limited authority to grant awards to employees may be delegated to one or more of our officers. (The appropriate acting body, be it the Board of Directors, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to in this proposal as the "Administrator").

The Administrator has broad authority under the 2005 Plan with respect to award grants including, without limitation, the authority:

- to select participants and determine the type(s) of award(s) that they are to receive;
- to determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;
- to cancel, modify, or waive our rights with respect to, or modify, discontinue, suspend, or terminate, any or all outstanding awards, subject to any required consents;
- to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;
- subject to the other provisions of the 2005 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award; and
- to allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law.

No Repricing. In no case (except due to an adjustment to reflect a stock split or similar event or any repricing that may be approved by stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2005 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award.

Eligibility. Persons eligible to receive awards under the 2005 Plan include our officers, employees, directors and certain of our consultants and advisors. Currently, 838 of our officers and employees (including each of the named executive officers currently employed by us) and each of our five non-employee directors are considered eligible under the 2005 Plan. A summary of the material terms of the director grant program adopted by the Board under the 2005 Plan can be found under the heading "Director Compensation — *Stock Awards*" in Proposal One above.

Authorized Shares; Limits on Awards. The maximum number of shares of our common stock that may be issued or transferred pursuant to awards under the 2005 Plan equals the sum of (i) 18,500,000 shares, plus (ii) the number of shares subject to stock option grants under the Stock Awards Plan and outstanding on August 23, 2005 (the date of the 2005 Annual Meeting) which expire, or for any reason are canceled or terminated, after August 23, 2005 without being exercised. No additional awards will be granted under the Stock Awards Plan. If the proposed amendment is approved by the stockholders, the number of shares of our common stock available for award grant purposes under the 2005 Plan will be increased by an additional 6,600,000 shares.

Shares issued in respect of any "full-value award" granted under the 2005 Plan are currently counted against the share limit described in the preceding paragraph as 1.75 shares for every one share issued in connection with the award. For example, if 100 shares were issued as a stock bonus under the 2005 Plan, 175 shares would be charged against the share limit with respect to that award. For this purpose, a "full-value award" generally means any award granted under the plan other than a stock option or stock appreciation right.

The following other limits are also contained in the 2005 Plan:

- The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the 2005 Plan is 40,000,000 shares.
- The maximum number of shares subject to those options and stock appreciation rights that are granted during any calendar year to any individual under the 2005 Plan is 4,000,000 shares.

- *"Performance-Based Awards"* under Section 5.2 of the 2005 Plan granted to a participant in any one calendar year will not provide for payment of more than (1) in the case of awards payable only in cash and not related to shares, $5,000,000, and (2) in the case of awards related to shares (and in addition to options and stock appreciation rights which are subject to the limit referred to above), 4,000,000 shares.

To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the 2005 Plan. In the event that shares are delivered in respect of a dividend equivalent right, only the number of shares delivered with respect to the award shall be counted against the share limits of the 2005 Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits with respect to such exercise.) Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2005 Plan will again be available for subsequent awards under the 2005 Plan. Shares that are exchanged by a participant or withheld by the Company to pay the exercise price of an award granted under the 2005 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award, are not available for subsequent awards under the 2005 Plan. The Company may not increase the applicable share limits of the 2005 Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise). In addition, the 2005 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of QLogic through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2005 Plan.

Types of Awards. The 2005 Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in our common stock or units of our common stock, as well as cash bonus awards pursuant to Section 5.2 of the 2005 Plan. The 2005 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

A stock option is the right to purchase shares of our common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of an option generally may not be less than the fair market value of a share of our common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under "Federal Income Tax Consequences of Awards under the 2005 Plan" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2005 Plan. Incentive stock options may only be granted to our employees.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally cannot be less than the fair market value of a share of our common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2005 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units, dividend equivalents, or similar rights to purchase or acquire shares, and cash awards granted consistent with Section 5.2 of the 2005 Plan as described in *"Performance-Based Awards"* below.

Performance-Based Awards. The Administrator may grant awards that are intended to be performance-based awards within the meaning of Section 162(m) of the U.S. Internal Revenue Code ("Performance-Based Awards").

Performance-Based Awards are in addition to any of the other types of awards that may be granted under the 2005 Plan (including options and stock appreciation rights which may also qualify as performance-based awards for Section 162(m) purposes). Performance-Based Awards may be in the form of restricted stock, performance stock, stock units, other rights, or cash bonus opportunities.

The vesting or payment of Performance-Based Awards (other than options or stock appreciation rights) will depend on the absolute or relative performance of QLogic on a consolidated, subsidiary, segment, division, or business unit basis. The Administrator will establish the criterion or criteria and target(s) on which performance will be measured. The Administrator must establish criteria and targets in advance of applicable deadlines under the U.S. Internal Revenue Code and while the attainment of the performance targets remains substantially uncertain. The criteria that the Administrator may use for this purpose will include one or more of the following: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), total stockholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, the fair market value of a share of our common stock, or any combination thereof. The performance measurement period with respect to an award may range from three months to ten years. Performance targets will be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets.

Performance-Based Awards may be paid in stock or in cash (in either case, subject to the limits described under the heading *"Authorized Shares; Limits on Awards"* above). Before any Performance-Based Award (other than an option or stock appreciation right) is paid, the Administrator must certify that the performance target or targets have been satisfied. The Administrator has discretion to determine the performance target or targets and any other restrictions or other limitations of Performance-Based Awards and may reserve discretion to reduce payments below maximum award limits.

Deferrals. The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Acceleration of Awards; Possible Early Termination of Awards. Generally, and subject to limited exceptions set forth in the 2005 Plan, if any person acquires more than 30% of the outstanding common stock or combined voting power of QLogic, if certain changes in a majority of our Board of Directors occur over a period of not longer than two years, if stockholders prior to a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction do not continue to own more than 50% of the voting securities of QLogic (or a successor or a parent) following such a transaction involving QLogic or any of its subsidiaries, if a sale or other disposition of all or substantially all of our assets or the acquisition of assets or stock of another entity by QLogic or any of its subsidiaries occurs, or if QLogic is dissolved or liquidated, then awards then-outstanding under the 2005 Plan may become fully vested or paid, as applicable, and may terminate or be terminated in such circumstances. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2005 Plan.

Transfer Restrictions. Subject to certain exceptions contained in Section 5.7 of the 2005 Plan, awards under the 2005 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws.

Adjustments. As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2005 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority. The 2005 Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority.

Termination of or Changes to the 2005 Plan. The Board of Directors may amend or terminate the 2005 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the U.S. Internal Revenue Code to preserve the intended tax consequences of the plan. For example, stockholder approval will be required for any amendment that proposes to increase the maximum number of shares that may be delivered with respect to awards granted under the 2005 Plan. (Adjustments as a result of stock splits or similar events will not, however, be considered an amendment requiring stockholder approval.) Unless terminated earlier by the Board of Directors, the authority to grant new awards under the 2005 Plan will terminate on June 8, 2015. Outstanding awards, as well as the Administrator's authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

Federal Income Tax Consequences of Awards under the 2005 Plan

The U.S. federal income tax consequences of the 2005 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2005 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

With respect to nonqualified stock options, we are generally entitled to deduct, and the participant recognizes, taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2005 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2005 Plan in connection with a "change in control" (as this term is used under the U.S. Internal Revenue Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, we may not be permitted in certain circumstances to deduct the aggregate compensation in excess of $1,000,000 attributable to awards that are not "performance-based" within the meaning of Section 162(m) of the U.S. Internal Revenue Code.

Specific Benefits under the 2005 Performance Incentive Plan

The Company has not approved any awards that are conditioned upon stockholder approval of the proposed amendment to the 2005 Plan. The Company is not currently considering any other specific award grants under the 2005 Plan. If the proposed amendment to the 2005 Plan had been in effect in fiscal year 2009, the Company expects that its award grants for fiscal year 2009 would not have been substantially different from those actually made in that year under the 2005 Plan. For information regarding stock-based awards granted to the Company's named executive officers during fiscal year 2009, see the "Grants of Plan-Based Awards in Fiscal Year 2009" table above.

The closing market price for a share of the Company's common stock as of June 25, 2009 was $12.58 per share.

Aggregate Past Grants Under the 2005 Plan

As of June 25, 2009, awards covering 22,934,267 shares of our common stock had been granted under the 2005 Plan, which includes 459,306 shares related to certain performance-based awards issued in connection with our previous acquisitions. The following table shows information regarding the distribution of those awards, excluding the performance-based awards, among the persons and groups identified below, option exercises and restricted stock unit vesting prior to and option and unvested restricted stock unit holdings as of that date.

	Stock Options				Restricted Stock/Units		
Name and Position	Number of Shares Subject to Past Option Grants	Number of Shares Acquired on Exercise	Number of Shares Underlying Options as of June 25, 2009 Exercisable	Number of Shares Underlying Options as of June 25, 2009 Unexercisable	Number of Restricted Stock Units Subject to Past Grants	Number of Units Vested as of June 25, 2009	Number of Units Outstanding and Unvested as of June 25, 2009
Executive Group:							
H.K. Desai Chairman of the Board and Chief Executive Officer	1,765,000	—	826,874	938,126	359,600	146,250	213,350
Simon Biddiscombe Senior Vice President and Chief Financial Officer	200,000	—	25,000	175,000	44,200	5,000	39,200
Douglas D. Naylor Vice President, Finance	68,600	—	18,900	49,700	15,800	2,875	12,925
Roger J. Klein Senior Vice President and General Manager, Host Solutions Group	292,000	—	83,000	209,000	59,000	14,375	44,625
Perry M. Mulligan Senior Vice President, Worldwide Operations	276,000	—	52,750	223,250	48,500	6,250	42,250
Jesse L. Parker Vice President and General Manager, Network Solutions Group	183,000	—	55,750	127,250	38,300	9,500	28,800
All current Executive Officers, as a Group (6 persons):	2,856,000	—	1,043,374	1,812,626	583,100	181,375	401,725
Non-Executive Director Group:							
Joel S. Birnbaum	61,717	—	36,661	25,056	7,754	3,000	4,754
James R. Fiebiger	81,057	—	56,001	25,056	7,754	3,000	4,754
Balakrishnan S. Iyer	81,057	—	56,001	25,056	7,754	3,000	4,754
Kathryn B. Lewis	59,057	—	16,667	42,390	1,754	—	1,754
George D. Wells	81,057	—	56,001	25,056	7,754	3,000	4,754
Total for Non-Executive Director Group:	363,945	—	221,331	142,614	32,770	12,000	20,770
Each other person who has received 5% or more of the options, warrants or rights under the 2005 Plan	N/A	N/A	N/A	N/A	N/A	N/A	N/A
All employees, including all current officers who are not executive officers or directors, as a group	15,090,823	493,899	3,867,862	6,609,234	3,548,323	820,792	2,252,919
Total	18,310,768	493,899	5,132,567	8,564,474	4,164,193	1,014,167	2,675,414

Mr. Desai and each of the non-executive directors identified above is a nominee for reelection as a director at the 2009 Annual Meeting.

Vote Required for Approval of Proposal Two

The Board of Directors believes that the adoption of the amendment to the 2005 Plan will promote the interests of QLogic and its stockholders and will help us continue to be able to attract, retain and reward persons important to our success.

All members of the Board of Directors and all of our executive officers are eligible for awards under the 2005 Plan and thus have a personal interest in the approval of the amendment to the 2005 Plan.

Approval of the amendment to the 2005 Plan requires the affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE 2005 PERFORMANCE INCENTIVE PLAN AS DESCRIBED ABOVE AND SET FORTH IN THE AMENDED AND RESTATED QLOGIC CORPORATION 2005 PERFORMANCE INCENTIVE PLAN (WHICH IS AVAILABLE AS DESCRIBED IN THE FIRST PARAGRAPH UNDER "SUMMARY DESCRIPTION OF THE 2005 PERFORMANCE INCENTIVE PLAN" ABOVE).

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed KPMG LLP to serve as our independent auditors for fiscal year 2010. KPMG LLP has served as our independent auditors since our inception. One or more representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Vote Required for Approval of Proposal Three

This matter is not required to be submitted for stockholder approval, but the Board of Directors, as a matter of good corporate practice, has elected to seek ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2010 by seeking the affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT AUDITORS FOR FISCAL YEAR 2010.

If the appointment is not ratified, the Audit Committee will consider whether it should select other independent auditors.

PRINCIPAL ACCOUNTANTS' FEES

In connection with the audit of the financial statements for the fiscal year ended March 29, 2009, QLogic entered into an engagement letter with KPMG LLP which set forth the terms by which KPMG would perform audit services for us. That agreement is subject to alternative dispute resolution procedures and an exclusion of punitive damages.

For the fiscal years ended March 29, 2009 and March 30, 2008, we incurred fees for services rendered by KPMG LLP in the following amounts:

	Fiscal Year 2009	Fiscal Year 2008
Audit Fees	$1,328,000	$1,369,000
Audit-Related Fees	—	—
Tax Fees	189,000	45,000
All Other Fees	—	—

Tax Fees in fiscal years 2009 and 2008 consist of tax compliance and consulting, including international tax advice.

The Audit Committee has adopted a policy regarding the pre-approval of audit and non-audit services to be provided by our independent auditors. The policy provides that KPMG LLP is required to seek pre-approval by the Audit Committee (or a designated member of the committee) of all tax and other non-audit related services by providing a description of the services to be performed and specific fee estimates for each such service. In fiscal year 2009, all fees of KPMG LLP were pre-approved by the Audit Committee.

The Audit Committee has concluded that the performance by KPMG LLP of the above non-audit services is compatible with maintaining the independence of KPMG LLP.

AUDIT COMMITTEE REPORT

Management has primary responsibility for the Company's financial statements and financial reporting process, including the Company's system of internal accounting controls. The independent auditors are responsible for auditing the Company's financial statements. The Audit Committee monitors the Company's financial reporting processes and systems of internal accounting controls, the independence and performance of the independent auditors and the performance of the internal auditors.

The Audit Committee has reviewed the Company's audited consolidated financial statements and discussed such statements with management and the independent auditors. Management has represented to the Audit Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has discussed with the independent auditors their evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed any items required to be communicated to it by the independent auditors in accordance with regulations of the Securities and Exchange Commission and standards of the Public Company Accounting Oversight Board, the American Institute of Certified Public Accountants and the Independence Standards Board.

The Audit Committee also received from the independent auditors written disclosures as provided for in the requirements of the Public Company Accounting Oversight Board describing any relationships with the Company that may bear on the auditors' independence and has discussed with the independent auditors their independence from the Company and its management. When evaluating independence, the Audit Committee considered whether the services of the independent auditors to the Company beyond those rendered in connection with its audit and review of the Company's consolidated financial statements were compatible with maintaining its independence. The Audit Committee also reviewed, among other things, the amount of fees paid to the independent auditors for audit and non-audit services.

Based on the review and discussions noted above, and the report of the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended March 29, 2009, for filing with the Securities and Exchange Commission.

Each member of the Audit Committee meets the independence requirements of The NASDAQ Stock Market, and Messrs. Iyer and Wells are "audit committee financial experts" as defined by rules adopted by the Securities and Exchange Commission.

The Audit Committee

Balakrishnan S. Iyer, Chair
Kathryn B. Lewis
George D. Wells

The information contained in the above report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any future filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

RELATED PERSON TRANSACTIONS AND PROCEDURES

Pursuant to its written charter, the Audit Committee of the Board has the responsibility to review and discuss with management and approve any transactions or courses of dealing with related parties, which includes any transaction in which (i) the amount exceeds $120,000, (ii) the Company is, was or is proposed to be a participant and (iii) such person or such person's immediate family members has, had or may have a direct or indirect material interest (a "Related Person Transaction"). During this process, Related Person Transactions are disclosed to all Board members. The Audit Committee intends to approve only those Related Person Transactions that are in the best interests of the Company and our stockholders. Other than as described below, during fiscal year 2009 there were no transactions or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest as defined by SEC rules and regulations.

Mr. Carter, who served as a member of the Company's Board of Directors and Audit Committee until August 28, 2008, was a senior executive officer of Cisco Systems, Inc. during the period that he served on the Company's Board. The Company has entered into various ordinary course of business transactions with Cisco, including the licensing of technology and sale of products to Cisco. In addition, the Company purchases Cisco products for use in supporting the Company's information technology infrastructure, and Cisco is a competitor of ours in certain limited markets. While Mr. Carter was a member of the Company's Board of Directors, the Audit Committee periodically reviewed the scope of the Company's relationship with Cisco. Based on the amount and nature of the transactions conducted with Cisco, as well as Mr. Carter's interest in such transactions, the Audit Committee concluded that Mr. Carter had no material direct or indirect interest in such transactions and that his independence was not impaired by such ongoing business relationships. Mr. Carter chose not to stand for reelection at the 2008 Annual Meeting and thus is no longer a member of the Company's Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and beneficial owners of more than 10% of our common stock to file various reports with the Securities and Exchange Commission and the National Association of Securities Dealers concerning their ownership and changes in ownership of our securities. Copies of these filings must be furnished to us. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during our fiscal year 2009, our directors, executive officers and 10% beneficial owners have complied with all Section 16(a) filing requirements, with the exception noted herein. One late Form 4 was filed by Roger Klein on April 29, 2009 to report a sale of 42 shares of Company common stock on November 4, 2008.

EQUITY COMPENSATION PLAN INFORMATION

We currently maintain the following equity compensation plans:

- QLogic Corporation 2005 Performance Incentive Plan
- QLogic Corporation 1998 Employee Stock Purchase Plan
- QLogic Corporation Stock Awards Plan
- QLogic Corporation Non-Employee Director Stock Option Plan

Each of the plans identified above was approved by our stockholders. Although there are outstanding equity-based awards under the QLogic Corporation Stock Awards Plan and the QLogic Corporation Non-Employee Director Stock Option Plan, we are no longer authorized to issue new equity-based awards under either of these plans.

The following table sets forth, for these plans and other stock option grants, the number of shares of our common stock subject to outstanding awards, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of March 29, 2009:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights as of March 29, 2009	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans as of March 29, 2009 (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	27,254,734(1)	$20.36(2)	12,334,425(3)
Equity compensation plans not approved by security holders	—	—	—
Total	27,254,734	$20.36	12,334,425

(1) Of these shares, 25,561,357 were subject to outstanding stock options and 1,693,377 were subject to outstanding awards of restricted stock units. This number does not include options outstanding under the 1998 Employee Stock Purchase Plan, as amended (the "ESPP") for the offering period in progress on March 29, 2009 as the number of shares subject to those options is indeterminable until the end of the offering period. This number also does not include options to purchase an aggregate of 378,288 shares, at a weighted-average exercise price of $35.45, granted under plans assumed by the Company in connection with certain acquisition transactions. No additional awards may be granted under these assumed plans.

(2) This calculation does not reflect options outstanding under the ESPP for the offering period in progress on March 29, 2009 as the exercise price of those options is not determinable until the end of the offering period and does not reflect the then-outstanding restricted stock units.

(3) Of these shares, 9,678,532 were available for additional award grants under the 2005 Plan and 2,655,893 were available for additional purchases under the ESPP. The shares available for awards under the 2005 Plan are, subject to certain other limits of the 2005 Plan, generally available for any type of award authorized under the 2005 Plan including stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards, deferred stock awards, performance unit awards and other stock-based awards.

STOCKHOLDER PROPOSALS

Any stockholder desiring to submit a proposal for action at our 2010 Annual Meeting of Stockholders and include it in our proxy statement with respect to that meeting should arrange for the proposal to be delivered to us at our principal place of business no later than March 18, 2010, which is 120 calendar days prior to the anniversary of the mailing date of this year's proxy statement, in order to be considered for possible inclusion in the proxy statement for that meeting. If the date of next year's Annual Meeting is moved more than 30 days before or after the anniversary date of this year's Annual Meeting, the deadline for inclusion of proposals in our proxy statement for our 2010 Annual Meeting of Stockholders is instead a reasonable time before we begin to print and mail the proxy materials for that meeting. Matters pertaining to such proposals, including the number and length, eligibility of persons entitled to have such proposals included, and other aspects, are regulated by the Securities Exchange Act of 1934, as amended, rules and regulations of the Securities and Exchange Commission, other laws and regulations, and our Bylaws, to which interested persons should refer. You may obtain a complete copy of our Bylaws without charge by submitting a written request to our Secretary at our principal executive office. Stockholders wishing to submit for consideration a possible board candidate should follow the procedures set forth under "Board of Directors — Committees — *The Nominating and Governance Committee.*"

If a stockholder wishes to present a proposal at our 2010 Annual Meeting of Stockholders and the proposal is not intended to be included in the proxy statement relating to such meeting, we must receive a written notice of the proposal no earlier than April 22, 2010 and no later than May 22, 2010 (provided, however, that if the 2010 annual meeting of stockholders is held earlier than July 21, 2010 or later than October 29, 2010, notice by the stockholder must be delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation) (the "Bylaw Deadline"). The written notice must contain the additional information required by our Bylaws. If you give notice of such a proposal after the Bylaw Deadline, you may not be permitted to present the proposal to the stockholders for a vote at the meeting.

Rules of the Securities and Exchange Commission also establish a different deadline for submission of stockholder proposals that are not intended to be included in our proxy statement with respect to discretionary voting, which is June 1, 2010 for our 2010 Annual Meeting of Stockholders (the "Discretionary Vote Deadline"). If you give notice of such a proposal after June 1, 2010, the proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at our 2010 Annual Meeting of Stockholders. Because the Bylaw Deadline is not capable of being determined until we publicly announce the date for our 2010 Annual Meeting of Stockholders, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at our 2010 Annual Meeting of Stockholders, and we believe that the proxy holders would be allowed to use the discretionary authority granted by the proxy card to vote against the proposal at the meeting without including any disclosure of the proposal in the proxy statement relating to such meeting.

ANNUAL REPORT TO STOCKHOLDERS

Our Annual Report on Form 10-K for the fiscal year ended March 29, 2009, including our audited consolidated financial statements and financial statement schedule, was mailed to our stockholders with this Proxy Statement. Upon request, we will provide you with an additional copy of our Annual Report on Form 10-K for fiscal year 2009. You should send your written requests to our Secretary, at QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656. This Proxy Statement and the Company's Annual Report on Form 10-K for the year ended March 29, 2009 are also available at the Company's website at *http://ir.qlogic.com* and from the Securities and Exchange Commission website, *http://www.sec.gov.*

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or the Company that the broker or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or the Company's agent, Broadridge, if you hold registered shares. You can notify Broadridge by sending a written request to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling Broadridge at (800) 542-1061.

OTHER MATTERS

We have not received notice of and do not expect any matters to be presented for a vote at the meeting, other than the proposals described in this proxy statement. If you grant a proxy, the person(s) named as proxy holder, or their nominee or substitute, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason, any of our nominees for director are not available, the proxy holder will vote your proxy for such other candidate or candidates nominated by the Board of Directors.

By Order of the Board of Directors



Michael L. Hawkins
Secretary

Aliso Viejo, California
July 16, 2009

STOCKHOLDERS ARE URGED TO SPECIFY THEIR CHOICES AND TO DATE, SIGN, AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.

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Annual Report on Form 10-K for the Fiscal Year Ended March 29, 2009

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

For the fiscal year ended March 29, 2009

Commission File No. 0-23298

QLogic Corporation
(Exact name of registrant as specified in its charter)

Delaware	**33-0537669**
(State of incorporation)	*(I.R.S. Employer Identification No.)*
26650 Aliso Viejo Parkway **Aliso Viejo, California**	**92656**
(Address of principal executive offices)	*(Zip Code)*

(949) 389-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	**The NASDAQ Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant on September 26, 2008 was $2,114,388,938 (based on the closing price for shares of the Registrant's common stock as reported by The NASDAQ Stock Market on such date).

As of May 14, 2009, 118,832,657 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the Registrant's 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K where indicated.

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PART I

Item 1. *Business*

Introduction

QLogic Corporation was organized as a Delaware corporation in 1992. Our principal executive offices are located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, and our telephone number at that location is (949) 389-6000. Our Internet address is www.qlogic.com. The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendment to these reports, that we file with the Securities and Exchange Commission (SEC) are available free of charge on our website as soon as reasonably practicable after those reports are electronically filed with the SEC. On April 3, 2006, we completed the acquisition of PathScale, Inc. (PathScale); on November 1, 2006, we completed the acquisition of SilverStorm Technologies, Inc. (SilverStorm); and on April 27, 2009, we completed the acquisition of NetXen, Inc. (NetXen).

Unless the context indicates otherwise, "we," "our," "us," "QLogic" and the "Company" each refer to QLogic Corporation and its subsidiaries.

All references to years refer to our fiscal years ended March 29, 2009, March 30, 2008 and April 1, 2007, as applicable, unless calendar years are specified.

Overview

We are a designer and supplier of high performance storage networking, server networking, data networking and converged networking infrastructure solutions. Our solutions are sold worldwide, primarily to original equipment manufacturers, or OEMs, and distributors. We sell Fibre Channel and Internet Small Computer Systems Interface, or iSCSI, host bus adapters; InfiniBand® host channel adapters; and Fibre Channel over Ethernet, or FCoE, converged network adapters, which we collectively refer to as Host Products. We sell Fibre Channel switches, including stackable edge, blade and virtualized pass through switches; InfiniBand switches, including high-end multi-protocol directors, edge and blade switches; and storage routers for bridging Fibre Channel and iSCSI networks, which we collectively refer to as Network Products. We also sell Fibre Channel controllers, iSCSI controllers and converged network controllers, all for select embedded and target applications, which we collectively refer to as Silicon Products. In addition, we also design and supply Ethernet adapters and controllers as a result of our acquisition of NetXen in April 2009.

Customers, Markets and Applications

Our customers rely on our various networking infrastructure technologies to deliver solutions to information technology professionals in virtually every business sector.

Our products are found primarily in server, workstation and storage subsystem solutions that are used by small, medium and large enterprises with critical business data requirements. The business applications that drive requirements for our high performance networking infrastructure include:

- General business information technology requirements;
- Data warehousing, data mining and online transaction processing;
- Media-rich environments such as film/video, broadcast, medical imaging, computer-aided design, or CAD, and computer-aided manufacturing, or CAM;
- Server clustering, high-speed backup and data replication; and
- Research and scientific applications.

Our products are incorporated in solutions from a number of OEM customers, including Cisco Systems, Inc., Dell Inc., EMC Corporation, Hewlett-Packard Company, International Business Machines Corporation, NetApp, Inc., Sun Microsystems, Inc. and many others. For information regarding our major customers, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

Some of our OEM customers experience seasonality and uneven sales patterns in their businesses. The seasonality is primarily due to the closing of a disproportionate percentage of sales transactions in the last month, weeks and days of each quarter and spikes in sales during the fourth quarter of each calendar year. Although we do not consider our business to be highly seasonal, we believe that seasonality has and may impact our business. To the extent that we experience seasonality in our business, it would most likely have a negative impact on the sequential growth rate of our net revenues during the fourth quarter of our fiscal year.

International revenues accounted for 52% of our net revenues for fiscal 2009. For additional information on our international sales and operations and related risks, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

Our Networking Solutions

Our ability to address the market stems from our broad product line based on a variety of technologies, including Fibre Channel, iSCSI, Ethernet, FCoE and InfiniBand. Fibre Channel is currently the dominant technology for enterprise storage networking, while iSCSI is a lower cost alternative primarily used by small and medium sized businesses. FCoE is a converged networking technology that provides a unified storage and data network over enhanced Ethernet, while preserving the investment in existing Fibre Channel infrastructure and storage. Although we recently began shipping FCoE products, as with most emerging technologies it is expected that the market for FCoE will take a number of years to develop and mature.

We provide host Fibre Channel, iSCSI and Ethernet adapters. We also provide FCoE converged network adapters that leverage our core technology and expertise. Connecting servers to storage, we provide the network infrastructure with a broad line of Fibre Channel switches, including stackable edge, blade and virtualized pass through switches. In addition, we provide storage routers for bridging Fibre Channel and iSCSI networks and certain silicon controller products.

Our server networking solutions are based on InfiniBand technology. InfiniBand is a high performance, low-latency, server area fabric interconnect. Our ability to successfully address the requirements of server vendors targeting high performance computing environments is enhanced by our experience and success addressing the server to storage connectivity demands of these same customers. Our InfiniBand products include adapters and multi-protocol directors, edge and blade switches. These products provide high performance interconnect fabric solutions for cluster and grid computing networks.

We have focused on providing our customers with solutions that are qualified and easy to install and, as a result, are designed to significantly reduce the critical implementation and time-to-market effort for OEMs.

Sales and Marketing

Our products are marketed and sold primarily to OEMs by our internal sales team supported by field sales and systems engineering personnel. In addition, we sell our products through a network of regional and international distributors.

In domestic and in certain international markets, we maintain both a sales force to serve our large OEM customers and distributors that are focused on medium-sized and emerging accounts. We maintain a focused business development and outbound marketing organization to assist, train and equip the sales organizations of our major OEM customers and their respective reseller organizations and partners. We maintain sales offices in the United States and various international locations. For information regarding revenue by geographic area, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

We work with our large storage system and computer system OEM customers during their design cycles. We support these customers with pre-sales system design support and services, as well as training classes and seminars conducted both in the field and from our worldwide offices.

Our sales efforts are focused on establishing and developing long-term relationships with our OEM customers. The sales cycle typically begins with the identification of an OEM's requirement that could be potentially fulfilled with an existing QLogic product or a product based on a new technology. The cycle continues with technical and sales collaboration with the OEM and if successful, leads to one of our product designs being selected as a component in a potential customer's computer system or data storage peripheral. We then work closely with the customer to integrate our products with the customer's current and next generation products or platforms. This cycle, from opportunity identification to initial production shipment, typically ranges from six to twenty-four months.

In addition to sales and marketing efforts, we actively participate with industry organizations relating to the development and acceptance of industry standards. We collaborate with peer companies through open standards bodies, cooperative testing and certifications. To ensure and promote multi-vendor interoperation, we maintain interoperability certification programs and testing laboratories.

Engineering and Development

Our industry is subject to rapid and regular technological change. Our ability to compete depends upon our ability to continually design, develop and introduce new products that take advantage of market opportunities and address emerging standards. Our strategy is to leverage our substantial base of architectural and systems expertise to address a broad range of input/output storage and server networking solutions.

We are engaged in the design and development of application-specific integrated circuits, or ASICs, adapters and switches based on one or more of Fibre Channel, iSCSI, FCoE and Ethernet technologies. We also design and develop ASICs, adapters and switches based on InfiniBand technology for server fabric environments; and storage routers for bridging Fibre Channel and iSCSI networks.

We continue to invest in engineering and development to expand our capabilities to address the emerging technologies in the rapid evolution of storage and server networks. During fiscal 2009, 2008 and 2007, we incurred engineering and development expenses of $133.3 million, $134.7 million, and $135.3 million, respectively.

Backlog

A substantial portion of our sales with OEM customers are transacted through hub arrangements whereby our products are purchased on a just-in-time basis and fulfilled from warehouse facilities, or hubs, in proximity to the facilities of our customers or their contract manufacturers. Our sales are made primarily pursuant to purchase orders, including blanket purchase orders for hub arrangements. Because of the hub arrangements with our customers and industry practice that allows customers to cancel or change orders with limited advance notice, we believe that backlog at any particular date is not a reliable indicator of our future revenue levels and is not material to understanding our business.

Competition

The markets for networking infrastructure components are highly competitive and characterized by short product life cycles, price erosion, rapidly changing technology, frequent product performance improvements and evolving industry standards. We believe the principal competitive factors in our industry include:

- time-to-market;
- features and functionality;
- product quality, reliability and performance;
- price;
- new product innovation;
- customer relationships;
- design capabilities;
- customer service and technical support; and
- interoperability of components in the storage and server networking infrastructure.

While we expect competition to continue to increase and evolve, we believe that we compete effectively with respect to each of these factors.

Due to the broad array of components required in the storage and server networking infrastructure, we compete with several companies. In the traditional Fibre Channel adapter market, our primary competitor is Emulex Corporation, followed by Brocade Communications Systems, Inc. In the iSCSI adapter market, our primary competitor is Broadcom Corporation and we also compete with companies offering software initiator solutions. In the FCoE adapter market, we compete with traditional Fibre Channel players like Emulex Corporation and Brocade Communications Systems, Inc. as well as established Ethernet adapter suppliers such as Broadcom Corporation and Intel Corporation. In the Fibre Channel switch and storage router markets, we compete primarily with Brocade Communications Systems, Inc. and Cisco Systems, Inc. In the InfiniBand adapter and switch markets, we compete primarily with Voltaire Ltd. and Mellanox Technologies, Ltd.

Manufacturing

We use outside suppliers and foundries to manufacture our products. This approach allows us to avoid the high costs of owning, operating, maintaining and upgrading wafer fabrication and assembly facilities. As a result, we focus our resources on product design and development, quality assurance, sales and marketing, and supply chain management. Prior to the sale of our products, final tests are performed to ensure quality. Product test, customer-specific configuration and product localization are completed by third-party service providers or by us. We also provide fabrication process reliability tests and conduct failure analysis to confirm the integrity of our quality assurance procedures.

Our semiconductors are currently manufactured by a number of foundries. Our major semiconductor suppliers are LSI Corporation and International Business Machines Corporation. Most of the ASICs used in our products are manufactured using 180, 130, 90 or 65 nanometer process technology. In addition, we continually evaluate smaller geometries. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes.

We depend on foundries to allocate a portion of their capacity sufficient to meet our needs and to produce products of acceptable quality and with satisfactory manufacturing yields in a timely manner. These foundries fabricate products for other companies and, in certain cases, manufacture products of their own design. We do not have long-term supply agreements with any of these foundries; we purchase both wafers and finished chips on a purchase order basis. Therefore, the foundries generally are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. We work with our existing foundries, and intend to qualify new foundries, as needed, to obtain additional manufacturing capacity. However, there can be no assurance that we will be able to maintain our current foundry relationships or obtain additional capacity.

We currently purchase our semiconductor products from foundries either in finished or wafer form. We use subcontractors to assemble our semiconductor products purchased in wafer form, and to assemble our adapter, switch and other products. In the assembly process for our semiconductor products, the silicon wafers are separated into individual die, which are then assembled into packages and tested. For our adapter, switch and other products, we use third-party suppliers for material procurement, assembly, test and inspection in a turnkey model, prior to shipment to our customers.

Many of the component parts used in our adapter, switch and other products are standard off-the-shelf items, which are, or can be, obtained from more than one source. We select suppliers on the basis of technology, manufacturing capacity, financial viability, quality and cost. Our reliance on third-party manufacturers involves risks, including possible limitations on availability of products due to market abnormalities, geopolitical instability, unavailability of or delays in obtaining access to certain product technologies, and the absence of complete control over delivery schedules, manufacturing yields and total production costs. In addition, the current global economic downturn and tightening of credit markets could adversely affect our supplier base and increase the potential for one or more of our suppliers to experience financial distress or bankruptcy. The inability of our suppliers to deliver products of acceptable quality and in a timely manner or our inability to procure adequate supplies of our products could have a material adverse effect on our business, financial condition or results of operations.

Intellectual Property

While we have a number of patents issued and additional patent applications pending in the United States, Canada, Europe and Asia, we rely primarily on our trade secrets, trademarks, copyrights and contractual provisions to protect our intellectual property. We attempt to protect our proprietary information through confidentiality agreements and contractual provisions with our customers, suppliers, employees and consultants, and through other security measures. However, the laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all.

Our ability to compete may be affected by our ability to protect our intellectual property. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful.

We have received notices of claimed infringement of intellectual property rights in the past. There can be no assurance that third parties will not assert additional claims of infringement of intellectual property rights against us, or against customers who we are contractually obligated to indemnify, with respect to existing and future products. In the event of a patent or other intellectual property dispute, we may be required to expend significant resources to defend such claims, develop non-infringing technology or to obtain licenses to the technology which is the subject of the claim. There can be no assurance that we would be successful in such development or that any such license would be available on commercially reasonable terms, if at all. In the event of litigation to determine the validity of any third party's claims, such litigation could result in significant expense to us, and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

Environment

Our operations are subject to regulation under various federal, state, local and foreign laws concerning the environment, including laws addressing the discharge of pollutants into the environment, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party damage or personal injury claims, if we were to violate or become liable under environmental laws.

Most of our products are also subject to various laws governing chemical substances in products, including those regulating the manufacture and distribution of chemical substances and those restricting the presence of certain substances in electronic products. We could incur substantial costs, or our products could be restricted from entering certain countries, if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products. For example, the European Union adopted the Waste Electrical and Electronic Equipment, or WEEE, Directive, which requires European Union countries to enact legislation to make producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. These and similar laws adopted in other countries could impose a significant cost of doing business in those countries.

Environmental costs are presently not material to our results of operations or financial position, and we do not currently anticipate material capital expenditures for environmental control facilities.

Working Capital

Cash provided by operating activities was $221.3 million for fiscal 2009. For additional information on our working capital, see Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, included in Part II, Item 7 of this report.

Employees

We had 1,031 employees as of May 14, 2009, including approximately 90 employees related to our acquisition of NetXen in April 2009. We believe our future prospects will depend, in part, on our ability to continue to attract, train, motivate, retain and manage skilled engineering, sales, marketing and executive personnel. Our employees are not represented by a labor union. We believe that our relations with our employees are good.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results of operations to differ materially from the results contemplated by the forward-looking statements contained in this report or otherwise publicly disclosed by the Company.

The current economic downturn has resulted in a decrease in IT spending levels and could result in further deterioration of our revenues and operating results.

The United States and other countries around the world have been experiencing deteriorating economic conditions. There has been an erosion of global consumer confidence amidst concerns over declining asset values, inflation, energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the U.S. and other countries. The economic decline has resulted in a global downturn in information technology, or IT, spending rates, which has negatively impacted our revenue and operating results. Further reductions in IT spending rates could result in longer sales cycles, increased inventory provisions, increased production costs, lower prices for our products and reduced sales volumes. Even if IT spending rates were to increase, we cannot be certain that the market for storage and server networking infrastructure solutions would be positively impacted. If economic conditions worsen, there are future reductions in either domestic or international IT spending rates, or IT spending rates do not increase, our revenues, operating results and financial condition could deteriorate further.

As a result of the worldwide economic slowdown, it is extremely difficult for us and our customers to forecast future revenue levels based on historical information and trends. Portions of our expenses are fixed and other expenses are tied to expected levels of revenue. To the extent that we do not achieve our anticipated level of revenue, our operating results could be adversely affected until such expenses are reduced to an appropriate level. In addition, we have implemented various cost cutting measures in order to better align our revenues and cost structure. We may not be able to identify and implement appropriate further cost savings in a timely manner. Additionally, we may determine that the costs of implementing reductions outweigh the commensurate benefits. Should we implement certain cost reductions, there could be adverse consequences on our business which could have a material adverse effect on our results of operations or financial condition.

We are also subject to various counterparty risks as a result of the economic slowdown, including the potential insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products and/or potential customer insolvencies, increased risk that customers may delay payments or fail to pay, and counterparty failures, particularly financial institutions, negatively impacting our treasury operations, any of which could have a material adverse effect on our results of operations or financial condition.

Our operating results may fluctuate in future periods, which could cause our stock price to decline.

We have experienced, and expect to experience in future periods, fluctuations in sales and operating results from quarter to quarter. In addition, there can be no assurance that we will maintain our current gross margins or profitability in the future. A significant portion of our net revenues in each fiscal quarter results from orders booked in that quarter. Orders placed by major customers are typically based on their forecasted sales and inventory levels for our products.

Fluctuations in our quarterly operating results may also be the result of:

- the timing, size and mix of orders from customers;
- gain or loss of significant customers;
- customer policies pertaining to desired inventory levels of our products;
- negotiated rebates and extended payment terms;
- changes in our ability to anticipate in advance the mix of customer orders;

- levels of inventory our customers require us to maintain in our inventory hub locations;
- the availability and sale of new products;
- shifts or changes in technology;
- changes in the mix or average selling prices of our products;
- variations in manufacturing capacities, efficiencies and costs;
- the availability and cost of components, including silicon chips;
- variations in product development costs, especially related to advanced technologies;
- variations in operating expenses;
- changes in effective income tax rates, including those resulting from changes in tax laws;
- our ability to timely produce products that comply with new environmental restrictions or related requirements of our OEM customers;
- actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the value of certain assets (including the amounts of related valuation allowances), liabilities and other items reflected in our consolidated financial statements;
- the timing of revenue recognition and revenue deferrals;
- gains or losses related to our investment securities;
- changes in accounting rules;
- changes in our accounting policies;
- general economic and other conditions affecting the timing of customer orders and capital spending; or
- changes in the global economy that impact IT spending.

In addition, our quarterly results of operations are influenced by competitive factors, including the pricing and availability of our products and our competitors' products. Furthermore, communications regarding new products and technologies could cause our customers to defer or cancel purchases of our products. Order deferrals by our customers, delays in our introduction of new products, and longer than anticipated design-in cycles for our products have in the past adversely affected our quarterly results of operations. Due to these factors, as well as other unanticipated factors, it is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors, and as a result, the price of our common stock could significantly decrease.

We expect gross margin to vary over time, and our recent level of gross margin may not be sustainable.

Our recent level of gross margin may not be sustainable and may be adversely affected by numerous factors, including:

- changes in product mix;
- increased price competition;
- introduction of new products by us or our competitors, including products with advantages in price, performance or features;
- our inability to reduce manufacturing-related or component costs;
- entry into new markets or the acquisition of new businesses;
- amortization and impairments of purchased intangible assets;
- sales discounts;

- increases in material, labor or overhead costs;
- excess inventory and inventory holding charges;
- changes in distribution channels;
- increased warranty costs; and
- how well we execute our business strategy and operating plans.

Our stock price may be volatile.

The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Several factors could impact our stock price including, but not limited to:

- differences between our actual revenues and operating results and the published expectations of analysts;
- quarterly fluctuations in our revenues and operating results;
- introduction of new products or changes in product pricing policies by our competitors or us;
- conditions in the markets in which we operate;
- changes in market projections by industry forecasters;
- changes in estimates of our earnings by industry analysts;
- operating results or forecasts of our major customers or competitors;
- overall market conditions for high technology equities;
- rumors or dissemination of false information; and
- general economic and geopolitical conditions.

In addition, stock markets have experienced extreme price and volume volatility in recent years and stock prices of technology companies have been especially volatile. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of our common stock.

Our business is dependent, in large part, on the continued growth of the networking markets that we serve and if these markets do not continue to develop, our business will suffer.

A significant number of our products are used in storage area networks, or SANs, and server networks. Therefore, our business is dependent on the SAN and server infrastructure markets. Our success in generating revenue in these markets will depend on, among other things, our ability to:

- educate potential OEM customers, distributors, resellers, system integrators, storage system providers and end-user organizations about the benefits of our products;
- maintain and enhance our relationships with OEM customers, distributors, resellers, system integrators and storage system providers;
- predict and base our products on standards which ultimately become industry standards; and
- achieve interoperability between our products and other components from diverse vendors.

Our business could be adversely affected by the broad adoption of server virtualization technology.

Server virtualization technologies, which allow a single server to handle the function that was previously performed by many individual servers, are gaining momentum in the industry. The broad implementation of server virtualization could result in a decrease in the demand for servers, which could result in a lower demand for our products. This could have a material adverse effect on our business or results of operations.

Our business could be adversely affected by a significant increase in the market acceptance of blade servers.

Blade server products have gained acceptance in the market over the past few years. Blade servers use custom SAN infrastructure products, including blade switches and mezzanine cards, which have lower average selling prices than the SAN infrastructure products used in a non-blade server environment. If blade servers gain an increased percentage of the overall server market, our business could be adversely affected by the transition to blade server products. This could have a material adverse effect on our business or results of operations.

Our financial condition will be materially harmed if we do not maintain and gain market acceptance of our products.

The markets in which we compete involve rapidly changing technology, evolving industry standards and continuing improvements in products and services. Our future success depends, in part, on our ability to:

- enhance our current products and develop and introduce in a timely manner new products that keep pace with technological developments and industry standards;
- compete effectively on the basis of price and performance; and
- adequately address OEM and end-user customer requirements and achieve market acceptance.

We believe that to remain competitive, we will need to continue to develop new products, which will require a significant investment in new product development. Our competitors may be developing alternative technologies, which may adversely affect the market acceptance of our products. Although we continue to explore and develop products based on new technologies, a substantial portion of our revenues is generated today from Fibre Channel technology. If alternative technologies are adopted by the industry, we may not be able to develop products for new technologies in a timely manner. Further, even if alternative technologies do augment Fibre Channel revenues, our products may not be fully developed in time to be accepted by our customers. Even if our new products are developed on time, we may not be able to manufacture them at competitive prices or in sufficient volumes.

We recently began shipping products based on the Fibre Channel over Ethernet, or FCoE, protocol. FCoE is a developing converged networking technology that provides a unified storage and data network over enhanced Ethernet, while preserving the investment in existing Fibre Channel infrastructure and storage. As with most emerging technologies, it is expected that the market for FCoE will take a number of years to develop and mature. We expect products based on the FCoE protocol to supplement, and perhaps replace, certain products based on the Fibre Channel protocol. As a result, an inability to maintain our market share in the Fibre Channel market and build upon our market share in the FCoE market could have a material adverse effect on our business or results of operations.

We depend on a small number of customers, and any decrease in revenues or cash flows from any one of our major customers could adversely affect our results of operations and cause our stock price to decline.

A small number of customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues in the foreseeable future. Our top ten customers accounted for 84%, 85% and 80% of net revenues for fiscal years 2009, 2008 and 2007, respectively. We are also subject to credit risk associated with the concentration of our accounts receivable. In addition, the worldwide economic slowdown and tightening of credit in financial markets may impact the businesses of our customers, which could have a material adverse effect on our business, financial condition or results of operations.

Our customers generally order products through written purchase orders as opposed to long-term supply contracts and, therefore, are generally not obligated to purchase products from us for any extended period. Major customers also have significant leverage over us and may attempt to change the terms, including pricing and payment terms, which could have a material adverse effect on our business, financial condition or results of operations. This risk is increased due to the potential for some of these customers to merge with or acquire one or more of our other customers. As our OEM customers are pressured to reduce prices as a result of competitive factors, we may be required to contractually commit to price reductions for our products before we know how, or if, cost reductions can be obtained. If we are unable to achieve such cost reductions, our gross margins could decline and such decline could have a material adverse effect on our business, financial condition or results of operations.

Our business may be subject to seasonal fluctuations and uneven sales patterns in the future.

A large percentage of our products are sold to customers who experience seasonality and uneven sales patterns in their businesses. As a result, we may experience similar seasonality and uneven sales patterns. We believe this uneven sales pattern is a result of many factors including:

- the tendency of our customers to close a disproportionate percentage of their sales transactions in the last month, weeks and days of each quarter;
- spikes in sales during the fourth quarter of each calendar year that some of our customers experience; and
- differences between our quarterly fiscal periods and the fiscal periods of our customers.

In addition, as our customers increasingly require us to maintain products at hub locations near their facilities, it becomes increasingly difficult for us to predict sales trends. Our uneven sales pattern also makes it extremely difficult to predict the demand of our customers and adjust manufacturing capacity accordingly. If we predict demand that is substantially greater than actual customer orders, we will have excess inventory. Alternatively, if customer orders substantially exceed predicted demand, the ability to assemble, test and ship orders received in the last weeks and days of each quarter may be limited, or at an increased cost, which could have a material adverse effect on quarterly revenues and earnings.

Competition within the markets for our products is intense and includes various established competitors.

The markets for our products are highly competitive and are characterized by short product life cycles, price erosion, rapidly changing technology, frequent product improvements and evolving industry standards. In the traditional Fibre Channel adapter market, we compete primarily with Emulex Corporation, followed by Brocade Communications Systems, Inc. In the iSCSI adapter market, we compete primarily with Broadcom Corporation and we also compete with companies offering software initiator solutions. In the FCoE adapter market, we compete with traditional Fibre Channel players like Emulex Corporation and Brocade Communications Systems, Inc. as well as established Ethernet adapter suppliers such as Broadcom Corporation and Intel Corporation. In the Fibre Channel switch and storage router markets, we compete primarily with Brocade Communications Systems, Inc. and Cisco Systems, Inc. Our competition in the Fibre Channel switch market includes well-established participants who have significantly more sales and marketing resources to develop and penetrate this market. In the InfiniBand adapter and switch markets, we compete primarily with Voltaire Ltd. and Mellanox Technologies, Ltd. We may also compete with some of our server and storage systems customers, some of which have the capability to develop products comparable to those we offer.

We need to continue to develop products appropriate to our markets to remain competitive as our competitors continue to introduce products with improved features. While we continue to devote significant resources to engineering and development, these efforts may not be successful or competitive products may not be developed and introduced in a timely manner. In addition, while relatively few competitors offer a full range of storage and server networking infrastructure products, additional domestic and foreign manufacturers may increase their presence in these markets. We may not be able to compete successfully against these or other competitors. If we are unable to design, develop or introduce competitive new products on a timely basis, our future operating results may be materially and adversely affected.

We expect the pricing of our products to continue to decline, which could reduce our revenues, gross margins and profitability.

We expect the average unit prices of our products (on a like-for-like product comparison basis) to decline in the future as a result of competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors, or other factors. In addition, there is a general market trend of customers migrating away from the distribution channel for product purchases to OEMs, where products have a lower average unit price. If we are unable to offset these factors by increasing sales volumes, or reducing product manufacturing costs, our total revenues and gross margins may decline. In addition, we must develop and introduce new products and product enhancements. Moreover, most of our expenses are fixed in the short-term or incurred in advance of receipt of corresponding revenues. As a result, we may not be able to decrease our spending to offset any unexpected shortfall in revenues. If this occurs, our operating results and gross margins may be below our expectations and the expectations of investors and public market analysts, and our stock price could be negatively affected.

Our distributors may not adequately stock and sell our products and their reseller customers may purchase products from our competitors, which could negatively affect our results of operations.

Our distributors generally offer a diverse array of products from several different manufacturers and suppliers. Accordingly, we are at risk that these distributors may give higher priority to stocking and selling products from other suppliers, thus reducing their efforts and ability to sell our products. A reduction in sales efforts by our current distributors could materially and adversely impact our business or results of operations. In addition, if we decrease our distributor-incentive programs (i.e., competitive pricing and rebates), our distributors may decrease the amount of product purchased from us. This could result in a change of business behavior, and distributors may decide to decrease the amount of product held and reduce their inventory levels, which could impact availability of our products to their customers.

As a result of these factors regarding our distributors or other unrelated factors, the reseller customers of our distributors could decide to purchase products developed and manufactured by our competitors. Any loss of demand for our products by value-added resellers and system integrators could have a material adverse effect on our business or results of operations.

We are dependent on sole source and limited source suppliers for certain key components.

We purchase certain key components used in the manufacture of our products from single or limited sources. We purchase application-specific integrated circuits, or ASICs, from single sources and we purchase microprocessors, certain connectors, logic chips, power supplies and programmable logic devices from limited sources. If one of these suppliers experiences an interruption in its ability to supply our needs, or chooses to sever their relationship with us, we may be unable to produce certain of our products, which could result in the loss of customers and have a material adverse effect on our results of operations. The worldwide economic slowdown and tightening of credit in financial markets may adversely impact our suppliers by limiting their ability to finance their business operations and as a result limit their ability to supply products to us.

We are dependent on worldwide third-party subcontractors and contract manufacturers.

Third-party subcontractors located outside the United States assemble and test certain products for us. To the extent that we rely upon third-party subcontractors to perform these functions, we will not be able to directly control product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs. If any of these subcontractors experience capacity constraints or financial difficulties, suffer damage to their facilities, experience power outages or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner.

In addition, the loss of any of our major third-party contract manufacturers could significantly impact our ability to produce products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is a lengthy and expensive process. Some customers will not purchase any products, other than a limited number of evaluation units, until they qualify the manufacturing line for the product, and we may not always be able to satisfy the qualification requirements of these customers. If we are required to change a contract manufacturer or if a contract manufacturer experiences delays, disruptions, capacity constraints, component parts shortages or quality control problems in its manufacturing operations, shipment of our products to our customers could be delayed, resulting in loss or postponement of revenues and potential harm to our competitive position and relationship with customers. In addition, the current global economic downturn and tightening of credit markets could adversely affect our third-party subcontractors or contract manufacturers and increase the potential for one or more of them to experience financial distress or bankruptcy.

Our investment securities portfolio could experience a decline in market value which could materially and adversely affect our financial results.

As of March 29, 2009, we held short-term and long-term investment securities aggregating $174.5 million. We invest primarily in debt securities, the majority of which are high investment grade, and we limit the exposure to credit risk through diversification and investment in highly-rated securities. However, investing in highly-rated securities does not entirely mitigate the risk of potential declines in market value. During fiscal 2009, we recorded impairment charges related to investment securities, including securities issued by companies in the financial services sector that had previously been rated AA or higher. A further deterioration in the economy, including further tightening of credit markets or significant volatility in interest rates, could cause additional declines in value of our investment securities or could impact the liquidity of the portfolio. If market conditions deteriorate significantly, our results of operations or financial condition could be materially and adversely affected.

Our investment securities include $25.7 million of investments in auction rate debt and preferred securities (ARS), the majority of which are rated AA or higher. During late fiscal 2008, the market auctions of many ARS began to fail, including auctions for our ARS. The underlying assets for auction rate debt securities in our portfolio are student loans, substantially all of which are backed by the federal government under the Federal Family Education Loan Program. The underlying assets of our auction rate preferred securities are the respective funds' investment portfolios.

In November 2008, we entered into an agreement with the broker for substantially all of the ARS we currently hold, which provides us with certain rights (ARS Rights), in exchange for the release of potential claims and damages against the broker. The ARS Rights entitle us to sell the related ARS back to the broker for a price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, if any, which price is referred to as "par." The ARS Rights may be exercised by us at any time between June 30, 2010 and July 2, 2012, if the securities are not earlier redeemed or sold. Under the ARS Rights, the broker may, at its discretion, purchase the ARS at any time through July 2, 2012 without prior notice to us and must pay us par value for the ARS within one day of the sale transaction settlement. While we expect to ultimately recover our investments in the ARS at par, we may be unable to liquidate some or all of our ARS should we need or desire to access the funds invested in those securities prior to redemption by the issuer or the exercise of the ARS Rights. There is also a risk that our broker will default on its obligation to purchase the ARS in the event that we exercise the ARS Rights.

Our products are complex and may contain undetected software or hardware errors that could lead to an increase in our costs, reduce our net revenues or damage our reputation.

Our products are complex and may contain undetected software or hardware errors when first introduced or as newer versions are released. We are also exposed to risks associated with latent defects in existing products. From time to time, we have found errors in existing, new or enhanced products. In addition, our products are frequently combined with other products, including software, from other vendors, and these products often need to interface with existing networks, each of which have different specifications and utilize multiple protocol standards and products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. The occurrence of hardware or software errors could adversely affect the sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

The migration of our customers toward new products could adversely affect our results of operations.

As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize the effects of product inventories that may become excess and obsolete, as well as ensure that sufficient supplies of new products can be delivered to meet customer demand. Our failure to manage the transition to newer products in the future or to develop and successfully introduce new products and product enhancements could adversely affect our business or results of operations. When we introduce new products and product enhancements, we face risks relating to product transitions, including risks relating to forecasting demand. Any such adverse event could have a material adverse effect on our business, financial condition or results of operations.

Historically, the technology industry has developed higher performance ASICs, which create chip-level solutions that replace selected board-level or box-level solutions at a significantly lower average selling price. We have previously offered ASICs to customers for certain applications that have effectively resulted in a lower-priced solution when compared to an adapter solution. This transition to ASICs may also occur with respect to other current and future products. The result of this transition may have an adverse effect on our business, financial condition or results of operations. In the future, a similar adverse effect to our business could occur if there were rapid shifts in customer purchases from our midrange server and storage solutions to products for the small and medium-sized business market or if our customers shifted to lower-cost products that could replace our adapter solutions.

Unanticipated changes in our tax provisions or adverse outcomes resulting from examination of our income tax returns could adversely affect our results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. Our effective income tax rates have recently been and could in the future be adversely affected by changes in tax laws or interpretations of those tax laws, by changes in the mix of earnings in countries with differing statutory tax rates, by discovery of new information in the course of our tax return preparation process, or by changes in the valuation of our deferred tax assets and liabilities. Our effective income tax rates are also affected by intercompany transactions for licenses, services, funding and other items. Given the increased global scope of our operations, and the complexity of global tax and transfer pricing rules and regulations, it has become increasingly difficult to estimate earnings within each tax jurisdiction. If actual earnings within a tax jurisdiction differ materially from our estimates, we may not achieve our expected effective tax rate. Additionally, our effective tax rate may be impacted by the tax effects of acquisitions, newly enacted tax legislation, stock-based compensation and uncertain tax positions. Finally, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities which may result in the assessment of additional income taxes. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. However, unanticipated outcomes from these continuous examinations could have a material adverse effect on our financial condition or results of operations.

Environmental compliance costs could adversely affect our results of operations.

We are subject to various federal, state, local and foreign laws concerning environmental protection, including laws addressing the discharge of pollutants into the environment, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, the content of our products and the recycling, treatment and disposal of our products. In particular, we face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the chemical and material composition of our products, their safe use, the energy consumption associated with those products and product take-back legislation (i.e., legislation that makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products). We could incur substantial costs, our products could be restricted from entering certain jurisdictions, and we could face other sanctions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws. Our potential exposure includes fines and civil or criminal sanctions, third-party property damage or personal injury claims, and clean up costs. Further, liability under some environmental laws relating to contaminated sites can be imposed retroactively, on a joint and several basis, and without any finding of noncompliance or fault. The amount and timing of costs under environmental laws are difficult to predict.

Because we have operations in foreign countries and depend on foreign customers and suppliers, we are subject to international economic, currency, regulatory, political and other risks that could harm our business, financial condition and results of operations.

International revenues accounted for 52%, 49% and 46% of our net revenues for fiscal year 2009, 2008 and 2007, respectively. We expect that international revenues will continue to account for a significant percentage of our net revenues for the foreseeable future. In addition, we maintain operations in foreign countries and a significant portion of our inventory purchases are from suppliers that are located outside the United States. As a result, we are subject to several risks, which include:

- a greater difficulty of administering and managing our business globally;
- compliance with multiple and potentially conflicting regulatory requirements, such as import or export requirements, tariffs and other barriers;
- less effective intellectual property protections;
- potentially longer accounts receivable collection cycles;
- currency fluctuations;
- overlapping or differing tax structures;
- potential restrictions on transferring funds between countries and difficulties associated with repatriating cash generated or held outside of the U.S. in a tax-efficient manner;
- political and economic instability, including terrorism and war; and
- general trade restrictions.

Our international sales are invoiced in U.S. dollars and, accordingly, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to such foreign customers could result in decreased sales. Any of the foregoing factors could have a material adverse effect on our business, financial condition or results of operations.

In addition, we and our customers are subject to various import and export regulations of the United States government and other countries. Certain government export regulations apply to the encryption or other features contained in some of our products. Changes in or violations of any such import or export regulations could materially and adversely affect our business, financial condition or results of operations.

Moreover, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us, such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business, financial condition or results of operations.

We may engage in mergers, acquisitions and strategic investments and these activities may adversely affect our results of operations and stock price.

Our future growth may depend in part on our ability to identify and acquire complementary businesses, technologies or product lines that are compatible with our existing business. Mergers and acquisitions involve numerous risks, including:

- the failure of markets for the products of acquired companies to develop as expected;
- uncertainties in identifying and pursuing target companies;
- difficulties in the assimilation of the operations, technologies and products of the acquired companies;
- the existence of unknown defects in acquired companies' products or assets that may not be identified due to the inherent limitations involved in the due diligence process of an acquisition;
- the diversion of management's attention from other business concerns;
- risks associated with entering markets or conducting operations with which we have no or limited direct prior experience;
- risks associated with assuming the legal obligations of acquired companies;

- risks related to the effect that acquired companies' internal control processes might have on our financial reporting and management's report on our internal control over financial reporting;
- the potential loss of, or impairment of our relationships with, current customers or failure to retain the acquired companies' customers;
- the potential loss of key employees of acquired companies; and
- the incurrence of significant exit charges if products or technologies acquired in business combinations are unsuccessful.

Further, we may never realize the perceived benefits of a business combination. Acquisitions by us could negatively impact gross margins or dilute stockholders' investment and cause us to incur debt, contingent liabilities and amortization/impairment charges related to intangible assets, all of which could materially and adversely affect our financial position or results of operations. In addition, our effective tax rate for future periods could be negatively impacted by mergers and acquisitions.

We have made, and could make in the future, investments in technology companies, including privately-held companies in a development stage. Many of these private equity investments are inherently risky because the companies' businesses may never develop, and we may incur losses related to these investments. In addition, we may be required to write down the carrying value of these investments to reflect other-than-temporary declines in their value, which could have a material adverse effect on our financial position and results of operations.

If we are unable to attract and retain key personnel, we may not be able to sustain or grow our business.

Our future success largely depends on our key engineering, sales, marketing and executive personnel, including highly skilled semiconductor design personnel and software developers, and in particular, our Chief Executive Officer, H.K. Desai. If we lose the services of Mr. Desai or other key personnel or fail to hire personnel for key positions, our business could be adversely affected. We believe that the market for key personnel in the industries in which we compete is highly competitive. In particular, periodically we have experienced difficulty in attracting and retaining qualified engineers and other technical personnel and anticipate that competition for such personnel will increase in the future. Our recent implementation of various cost saving measures, as well as past reductions in force, could negatively impact employee morale and potentially make attracting and retaining qualified employees more difficult in the future. As a result, we may not be able to attract and retain key personnel with the skills and expertise necessary to develop new products in the future or to manage our business, both in the United States and abroad.

We have historically used stock options and other forms of stock-based compensation as key components of our total employee compensation program in order to align employees' interests with the interests of our stockholders, encourage retention of key personnel, and provide competitive compensation packages. In recent periods, many of our employee stock options were granted with exercise prices which exceed our current stock price, which reduces their value to employees and could affect our ability to retain employees. Moreover, applicable stock exchange listing standards relating to obtaining stockholder approval of equity compensation plans could make it more difficult or expensive for us to grant stock-based awards to employees in the future, which may result in changes in our stock-based compensation strategy. These and other developments relating to the provision of stock-based compensation to employees could make it more difficult to attract, retain and motivate key personnel.

We may experience difficulties in transitioning to smaller geometry process technologies.

We expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify the manufacturing processes for our products and to redesign some products as well as standard cells and other integrated circuit designs that we may use in multiple products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. Currently, most of our products include ASICs which are manufactured in 180, 130, 90 and 65 nanometer geometry processes. In addition, we continually evaluate smaller geometries. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes.

Our proprietary rights may be inadequately protected and difficult to enforce.

In some jurisdictions, we have patent protection on certain aspects of our technology. However, we rely primarily on trade secrets, trademarks, copyrights and contractual provisions to protect our proprietary rights. There can be no assurance that these protections will be adequate to protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain such technology as trade secrets. There also can be no assurance that any patents we possess will not be invalidated, circumvented or challenged. We have taken steps in several jurisdictions to enforce our trademarks against third parties. No assurances can be given that we will ultimately be successful in protecting our trademarks. The laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all. If we fail to protect our intellectual property rights, our business could be negatively impacted.

Disputes relating to claimed infringement of intellectual property rights may adversely affect our business.

We have received notices of claimed infringement of intellectual property rights in the past and have been involved in intellectual property litigation in the past. There can be no assurance that third parties will not assert future claims of infringement of intellectual property rights against us, or against customers who we are contractually obligated to indemnify, with respect to existing and future products. In addition, individuals and groups are purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and the necessary licenses or similar arrangements may not be available to us on satisfactory terms, or at all. As a result, we could be prevented from manufacturing and selling some of our products. In addition, if we litigate these kinds of claims, the litigation could be expensive, time consuming and could divert management's attention from other matters and there is no guarantee we would prevail. Our business could suffer regardless of the outcome of the litigation. Our supply of silicon chips and other components can also be interrupted by intellectual property infringement claims against our suppliers.

Dependence on third-party technology could adversely affect our business.

Some of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that necessary licenses will be available on acceptable terms, if at all. In addition, we may have little or no ability to correct errors in the technology provided by such third parties, or to continue to develop new generations of such technology. Accordingly, we may be dependent on their ability and willingness to do so. In the event of a problem with such technology, or in the event that our rights to use such technology become impaired, we may be unable to ship our products containing such technology, and may be unable to replace the technology with a suitable alternative within the time frame needed by our customers. The inability to find suitable alternatives to third-party technology, obtain certain licenses or obtain such licenses on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse impact on our business, results of operations and financial condition.

If we fail to carefully manage the use of "open source" software in our products, we may be required to license key portions of our products on a royalty-free basis or expose key parts of source code.

Certain of our software may be derived from "open source" software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License (GPL) which impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of licenses customarily used to protect our intellectual property. In the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work.

Our business could be materially adversely affected by changes in regulations or standards regarding energy use of our products.

We continually seek ways to increase the energy efficiency of our products. Recent analyses have estimated the amount of global carbon emissions that are due to information technology products. As a result, governmental and non-governmental organizations have turned their attention to development of regulations and standards to drive technological improvements and reduce such amount of carbon emissions. There is a risk that the rush to development of these standards will not fully address the complexity of the technology developed by the IT industry or will favor certain technological approaches. Depending on the regulations or standards that are ultimately adopted, compliance could adversely affect our business, results of operations or financial condition.

Computer viruses and other forms of tampering with our computer systems or servers may disrupt our operations and adversely affect our results of operations.

Despite our implementation of network security measures and anti-virus defenses, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, results of operations or financial condition.

Our facilities and the facilities of our suppliers and customers are located in regions that are subject to natural disasters.

Our California facilities, including our principal executive offices, our principal design facilities and our critical business operations, are located near major earthquake faults. We are not specifically insured for earthquakes or other natural disasters. Any personal injury or damage to the facilities as a result of such occurrences could have a material adverse effect on our business, results of operations or financial condition. Additionally, we have operations, suppliers and customers in regions which have historically experienced natural disasters. Any earthquake or other natural disaster, including a hurricane, tsunami or fire, affecting any of these regions could adversely affect our business, results of operations and financial condition.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our principal product development, operations, sales and corporate offices are located in three buildings comprising approximately 165,000 square feet in Aliso Viejo, California. We own each of these buildings. We also lease one building comprising approximately 100,000 square feet in Shakopee, Minnesota, that houses product development and operations teams for many of our Network Products. We lease an operations, sales and fulfillment facility located near Dublin, Ireland. In addition, we lease facilities in Mountain View and Roseville, California; King of Prussia, Pennsylvania; and Pune, India. We also maintain sales offices at various locations in the United States, Europe and Asia. We believe that our existing properties, including both owned and leased sites, are in good condition and suitable for the conduct of our business.

Item 3. ***Legal Proceedings***

Various lawsuits, claims and proceedings have been or may be instituted against us. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to us. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on our financial condition or results of operations. Based on an evaluation of matters which are pending or asserted, we believe the disposition of such matters will not have a material adverse effect on our financial condition or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matter was submitted to a vote of security holders during the fourth quarter of fiscal 2009.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Principal Market and Prices

Shares of our common stock are traded and quoted on The NASDAQ Stock Market under the symbol QLGC. The following table sets forth the range of high and low sales prices per share of our common stock for each quarterly period of the two most recent fiscal years as reported on The NASDAQ Stock Market.

	Sales Prices	
Fiscal 2009	**High**	**Low**
First Quarter	$16.84	$14.57
Second Quarter	20.21	13.64
Third Quarter	16.37	8.69
Fourth Quarter	13.90	8.82

	Sales Prices	
Fiscal 2008	**High**	**Low**
First Quarter	$18.23	$16.19
Second Quarter	17.97	11.46
Third Quarter	15.78	12.75
Fourth Quarter	16.66	12.04

Number of Common Stockholders

The number of record holders of our common stock was 522 as of May 14, 2009.

Dividends

We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes, including repurchases of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our operating results, financial condition and other factors as the board of directors deems relevant.

Recent Sales of Unregistered Securities

We did not issue any unregistered securities during fiscal 2009.

Issuer Purchases of Equity Securities

In November 2007, our Board of Directors approved a program to repurchase up to $200 million of our common stock over a two-year period. During the three months ended March 29, 2009, we purchased 0.7 million shares of our common stock under this program for an aggregate purchase price of $8.9 million, which completed this program. In November 2008, our Board of Directors approved a new program to repurchase up to an additional $300 million of our common stock over a two-year period. Set forth below is information regarding our stock repurchases made during the fourth quarter of fiscal 2009 under these programs.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan
December 29, 2008 — January 25, 2009	1,257,422	$12.83	1,257,422	$292,798,000
January 26, 2009 — February 22, 2009	931,115	$11.17	931,115	$282,399,000
February 23, 2009 — March 29, 2009	1,222,545	$10.21	1,222,545	$269,917,000
Total	3,411,082	$11.44	3,411,082	$269,917,000

We previously purchased 14.1 million shares under the November 2007 program for an aggregate purchase price of $191.1 million.

Stockholder Return Performance

The performance graph below shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under the Acts.

The following graph compares, for the five-year period ended March 29, 2009, the cumulative total stockholder return for the Company's common stock, the Standard & Poor's 500 Index (S&P 500 Index) and the NASDAQ Computer Index. Measurement points are the last trading day of each of the Company's fiscal years ended March 28, 2004, April 3, 2005, April 2, 2006, April 1, 2007, March 30, 2008 and March 29, 2009. The graph assumes that $100 was invested on March 28, 2004 in the common stock of the Company, the S&P 500 Index and the NASDAQ Computer Index and assumes reinvestment of dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS*
AMONG QLOGIC CORPORATION, THE STANDARD & POOR'S 500 INDEX
AND THE NASDAQ COMPUTER INDEX


DOLLARS
160
140
120
100
80
60
40
20
0
3/28/04
4/3/05
4/2/06
4/1/07
3/30/08
3/29/09
QLogic Corporation
S&P 500
NASDAQ Computer

	Cumulative Total Return					
	3/28/04	**4/3/05**	**4/2/06**	**4/1/07**	**3/30/08**	**3/29/09**
QLogic Corporation	$100.00	$ 96.16	$ 92.30	$ 81.09	$ 73.12	$55.90
S&P 500 Index	100.00	106.69	119.20	133.31	126.54	78.34
NASDAQ Computer Index	100.00	102.19	115.70	122.39	117.40	82.40

*$100 invested on 3/28/04 in stock or 3/31/04 in index, including reinvestment of dividends.
Indexes calculated on month-end basis.

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere in this report.

	Fiscal Year Ended(1)(2)				
	March 29, 2009	March 30, 2008	April 1, 2007(3)	April 2, 2006(4)	April 3, 2005
	(In thousands, except per share amounts)				
Statement of Operations Data					
Net revenues	$633,862	$597,866	$586,697	$494,077	$ 428,719
Cost of revenues	210,075	205,959	191,982	144,246	121,074
Gross profit	423,787	391,907	394,715	349,831	307,645
Operating expenses:					
Engineering and development	133,252	134,668	135,315	89,753	82,791
Sales and marketing	86,959	84,166	86,731	64,416	54,582
General and administrative	32,639	34,049	31,044	17,295	16,659
Special charges	4,063	5,328	—	—	—
Purchased in-process research and development	—	—	3,710	10,510	—
Total operating expenses	256,913	258,211	256,800	181,974	154,032
Operating income	166,874	133,696	137,915	167,857	153,613
Interest and other income, net	2,134	14,024	16,872	32,627	17,873
Income from continuing operations before income taxes	169,008	147,720	154,787	200,484	171,486
Income taxes	60,219	51,510	49,369	78,653	60,071
Income from continuing operations	108,789	96,210	105,418	121,831	111,415
Income from discontinued operations, net of income taxes	—	—	—	161,757	46,181
Net income	$108,789	$ 96,210	$105,418	$283,588	$ 157,596
Income from continuing operations per share:					
Basic	$ 0.85	$ 0.68	$ 0.66	$ 0.71	$ 0.60
Diluted	$ 0.85	$ 0.67	$ 0.66	$ 0.70	$ 0.59
Income from discontinued operations per share:					
Basic	$ —	$ —	$ —	$ 0.95	$ 0.25
Diluted	$ —	$ —	$ —	$ 0.93	$ 0.25
Net income per share:					
Basic	$ 0.85	$ 0.68	$ 0.66	$ 1.66	$ 0.85
Diluted	$ 0.85	$ 0.67	$ 0.66	$ 1.63	$ 0.84
Balance Sheet Data					
Cash and cash equivalents and investment securities	$378,269	$376,409	$543,922	$665,640	$ 812,338
Total assets	780,290	810,966	971,359	937,707	1,026,340
Total stockholders' equity	626,545	665,916	874,531	859,354	956,183

(1) The statement of operations data for all periods presented reflects the operating results of the hard disk drive controller and tape drive controller business as discontinued operations.

(2) The per share amounts for all periods presented reflect the effects of the two-for-one split of our common stock in March 2006.

(3) In fiscal 2007, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment." In addition, the Company completed the acquisitions of PathScale, Inc. and SilverStorm Technologies, Inc. during fiscal 2007.

(4) In fiscal 2006, the Company completed the acquisition of Troika Networks, Inc.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our audited consolidated financial statements and related notes. In this discussion and elsewhere in this report, we make forward-looking statements. These forward-looking statements are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, descriptions of our expectations regarding future trends affecting our business and other statements regarding future events or our objectives, goals, strategies, beliefs and underlying assumptions that are other than statements of historical fact. When used in this report, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will" and similar expressions, or the negative of such expressions, are intended to identify these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including, but not limited to those factors set forth and discussed in Part I, Item 1A "Risk Factors" and elsewhere in this report. In light of the significant uncertainties inherent in the forward-looking information included in this report, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a designer and supplier of high performance storage networking, server networking, data networking and converged networking infrastructure solutions. Our solutions are sold worldwide, primarily to original equipment manufacturers, or OEMs, and distributors. We sell Fibre Channel and Internet Small Computer Systems Interface, or iSCSI, host bus adapters; InfiniBand® host channel adapters; and Fibre Channel over Ethernet, or FCoE, converged network adapters, which we collectively refer to as Host Products. We sell Fibre Channel switches, including stackable edge, blade and virtualized pass through switches; InfiniBand switches, including high-end multi-protocol directors, edge and blade switches; and storage routers for bridging Fibre Channel and iSCSI networks, which we collectively refer to as Network Products. We also sell Fibre Channel controllers, iSCSI controllers and converged network controllers, all for select embedded and target applications, which we collectively refer to as Silicon Products.

Our products are incorporated in solutions from a number of OEM customers, including Cisco Systems, Inc., Dell Inc., EMC Corporation, Hewlett-Packard Company, International Business Machines Corporation, NetApp, Inc., Sun Microsystems, Inc. and many others.

We use a fifty-two/fifty-three week fiscal year ending on the Sunday nearest March 31. Fiscal years 2009, 2008 and 2007 each comprised fifty-two weeks and ended on March 29, 2009, March 30, 2008 and April 1, 2007, respectively.

Fiscal Year and Fourth Quarter Financial Highlights and Other Information

During fiscal 2009, our net revenues increased 6% to \$633.9 million from \$597.9 million in fiscal 2008 and included increases in each of our Host Products, Network Products and Silicon Products. Net income for fiscal 2009 increased 13% to \$108.8 million, or \$0.85 per diluted share, from \$96.2 million, or \$0.67 per diluted share, in fiscal 2008. In addition, the Company generated \$221.3 million in cash from operations during fiscal 2009.

A summary of the key factors and significant events which impacted our financial performance during the fourth quarter of fiscal 2009 are as follows:

- Net revenues for the fourth quarter of fiscal 2009 was $130.5 million compared to $159.7 million in the fourth quarter of fiscal 2008. Revenues from Host Products were $88.4 million compared to $110.3 million in the same quarter last year and revenues from Network Products were $25.1 million compared to $27.5 million in the same quarter of fiscal 2008.

- Gross profit as a percentage of net revenues of 65.9% for the fourth quarter of fiscal 2009 compared to 66.3% for the fourth quarter of fiscal 2008.

- Operating income as a percentage of net revenues was 18.3% for the fourth quarter of fiscal 2009 compared to 24.9% in the fourth quarter of fiscal 2008.

- Net income was $19.2 million, or $0.16 per diluted share, in the fourth quarter of fiscal 2009 compared to $22.8 million, or $0.17 per diluted share, in the fourth quarter of fiscal 2008.

- Cash, cash equivalents and investment securities of $378.3 million at March 29, 2009 increased from $376.4 million at March 30, 2008.

- Accounts receivable was $68.5 million as of March 29, 2009, and decreased from $81.6 million as of March 30, 2008. Days sales outstanding (DSO) in receivables as of March 29, 2009 was 48 days compared to 47 days as of March 30, 2008.

- Inventories were $40.3 million as of March 29, 2009, compared to $27.5 million as of March 30, 2008. Our annualized inventory turns in the fourth quarter of fiscal 2009 were 4.4 turns compared to 7.8 turns in the fourth quarter of fiscal 2008.

As a result of the worldwide economic slowdown, it is extremely difficult for us and our customers to forecast future sales levels based on historical information and trends. Portions of our expenses are fixed and other expenses are tied to expected levels of sales activities. To the extent that we do not achieve our anticipated level of sales, our gross profit and net income could be adversely affected until such expenses are reduced to an appropriate level.

RESULTS OF OPERATIONS

Net Revenues

A summary of the components of our net revenues is as follows:

	2009	2008	2007
	(Dollars in millions)		
Net revenues:			
Host Products	$440.9	$437.9	$410.6
Network Products	117.6	101.8	88.3
Silicon Products	61.4	44.3	76.7
Royalty and Service	14.0	13.9	11.1
Total net revenues	$633.9	$597.9	$586.7
Percentage of net revenues:			
Host Products	70%	73%	70%
Network Products	18	17	15
Silicon Products	10	8	13
Royalty and Service	2	2	2
Total net revenues	100%	100%	100%

Historically, the global marketplace for network infrastructure solutions has expanded in response to the information storage requirements of enterprise business environments, as well as the market for solutions in high performance computing environments. These markets have been characterized by rapid advances in technology and related product performance, which has generally resulted in declining average selling prices over time. In general, our revenues have been favorably affected by increases in units sold as a result of market expansion and the release of new products. The favorable effect on our revenues as a result of increases in volume has been partially offset by the impact of declining average selling prices.

The United States and other countries around the world have been experiencing deteriorating economic conditions. This economic decline has resulted in a global downturn in information technology spending rates, which has negatively impacted our revenue and operating results. In addition, we believe there may be potential for a broader slowdown in global information technology spending rates. Accordingly, it is extremely difficult for us to forecast future sales levels and historical information may not be indicative of future trends.

Our net revenues are derived primarily from the sale of Host Products, Network Products and Silicon Products. Net revenues increased 6% to $633.9 million for fiscal 2009 from $597.9 million for fiscal 2008. This increase was primarily the result of a $3.0 million, or 1%, increase in revenue from Host Products; a $15.8 million, or 16%, increase in revenue from Network Products; and a $17.1 million, or 39%, increase in revenue from Silicon Products. The increase in revenue from Host Products was primarily due to an 8% increase in the quantity of host bus adapters sold partially offset by a 7% decrease in average selling prices of these products. The increase in revenue from Network Products was primarily due to a 40% increase in the number of Fibre Channel switches sold, partially offset by a 21% decrease in the average selling prices of these products, and a 32% increase in the number of InfiniBand switches sold, partially offset by an 11% decrease in the average selling prices of these products. The increase in revenue from Silicon Products from the prior year was due primarily to a 32% increase in the number of Fibre Channel and iSCSI controllers sold. Net revenues for fiscal 2009 included $14.0 million of royalty and service revenue compared with $13.9 million of royalty and service revenue for fiscal 2008. Royalty and service revenues are unpredictable and we do not expect them to be significant to our overall revenues.

Net revenues were $597.9 million for fiscal 2008 compared to $586.7 million for fiscal 2007. This increase was primarily the result of a $27.3 million, or 7%, increase in revenue from Host Products and a $13.5 million, or 15%, increase in revenue from Network Products, partially offset by a $32.4 million, or 42%, decrease in revenue from Silicon Products. The increase in revenue from Host Products was primarily due to a 21% increase in the quantity of host bus adapters sold partially offset by a 12% decrease in average selling prices of these products. This host bus adapter volume increase was primarily driven by approximately a 150% increase in the quantity of Fibre Channel mezzanine cards sold which are used in blade servers and have a lower average selling price than standard host bus adapter products. The increase in revenue from Network Products was primarily due to the addition of InfiniBand switches to our product portfolio as a result of our acquisition of SilverStorm Technologies, Inc. (SilverStorm), partially offset by a 4% decrease in revenue from Fibre Channel switch products. The decrease in Fibre Channel switch revenue was primarily due to a decline in revenue from our legacy and end-of-life products, which was not offset by revenue from our more recent product offerings until late fiscal 2008. The decrease in revenue from Silicon Products from the same period in the prior year was due primarily to an expected decrease in units sold. Net revenues for fiscal 2008 included $13.9 million of royalty and service revenue compared with $11.1 million of royalty and service revenue for fiscal 2007.

A small number of our customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. Our top ten customers accounted for 84%, 85% and 80% of net revenues during fiscal 2009, 2008 and 2007, respectively.

A summary of our customers, including their manufacturing subcontractors, that represent 10% or more of our net revenues for any of the fiscal years presented is as follows:

	2009	2008	2007
Hewlett-Packard	21%	20%	16%
IBM	18%	16%	17%
Sun Microsystems	11%	11%	12%

We believe that our major customers continually evaluate whether or not to purchase products from alternative or additional sources. Additionally, customers' economic and market conditions frequently change. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from us. Any such reduction, delay or loss of purchases could have a material adverse effect on our business, financial condition or results of operations.

Net revenues by geographic area are as follows:

	2009	2008	2007
		(In millions)	
United States	$303.7	$305.2	$314.3
Europe, Middle East and Africa	154.5	144.6	132.0
Asia-Pacific and Japan	139.9	113.1	111.1
Rest of world	35.8	35.0	29.3
	$633.9	$597.9	$586.7

Revenues by geographic area are presented based upon the country of destination, which is not necessarily indicative of the location of the ultimate end-user of our products. No individual country other than the United States represented 10% or more of net revenues for any of the fiscal years presented.

Gross Profit

Gross profit represents net revenues less cost of revenues. Cost of revenues consists primarily of the cost of purchased products, assembly and test services; costs associated with product procurement, inventory management and product quality; and the amortization and impairment of purchased intangible assets. A summary of our gross profit and related percentage of net revenues is as follows:

	2009	2008	2007
		(Dollars in millions)	
Gross profit	$423.8	$391.9	$394.7
Percentage of net revenues	66.9%	65.6%	67.3%

Gross profit for fiscal 2009 increased $31.9 million, or 8%, from gross profit for fiscal 2008. The gross profit percentage for fiscal 2009 was 66.9% and increased from 65.6% for the prior year. The increase in gross profit percentage was primarily the result of manufacturing related efficiencies and a decline of $3.5 million in amortization and impairment of purchased intangible assets in fiscal 2009.

Gross profit for fiscal 2008 decreased $2.8 million from gross profit for fiscal 2007. The gross profit percentage for fiscal 2008 was 65.6% and decreased from 67.3% for the prior year. The decline in gross profit percentage was primarily impacted by a shift in product mix, including the addition of InfiniBand products as a result of our acquisition of SilverStorm, and an increase of $4.1 million in amortization and impairment of purchased intangible assets.

Our ability to maintain our current gross profit percentage can be significantly affected by factors such as the results of our investment in engineering and development activities, supply costs, the worldwide semiconductor foundry capacity, the mix of products shipped, the transition to new products, competitive price pressures, the timeliness of volume shipments of new products, the level of royalties received, our ability to achieve manufacturing cost reductions, and amortization and impairments of purchased intangible assets. We anticipate that it will be increasingly difficult to reduce manufacturing costs. As a result of these and other factors, it may be difficult to maintain our gross profit percentage consistent with historical periods and it may decline in the future.

Operating Expenses

Our operating expenses are summarized in the following table:

	2009	2008	2007
	(Dollars in millions)		
Operating expenses:			
Engineering and development	$133.2	$134.7	$135.3
Sales and marketing	87.0	84.2	86.8
General and administrative	32.6	34.0	31.0
Special charges	4.1	5.3	—
Purchased in-process research and development	—	—	3.7
Total operating expenses	$256.9	$258.2	$256.8
Percentage of net revenues:			
Engineering and development	21.0%	22.5%	23.1%
Sales and marketing	13.7	14.1	14.8
General and administrative	5.2	5.7	5.3
Special charges	0.6	0.9	—
Purchased in-process research and development	—	—	0.6
Total operating expenses	40.5%	43.2%	43.8%

Engineering and Development. Engineering and development expenses consist primarily of compensation and related benefit costs, service and material costs, occupancy costs and related computer support costs. During fiscal 2009, engineering and development expenses decreased to $133.2 million from $134.7 million in fiscal 2008. The decrease was primarily due to a $1.0 million decrease in acquisition-related stock-based compensation that resulted from headcount reductions in the fourth quarter of fiscal 2009, a $0.9 million decrease in cash compensation and benefit costs and a $0.7 million decrease in occupancy and related computer support costs that both resulted from a net reduction in headcount, including a reduction in headcount related to the consolidation and elimination of certain engineering activities during fiscal 2008. These decreases were partially offset by a $1.2 million increase in depreciation and equipment costs.

During fiscal 2008, engineering and development expenses decreased to $134.7 million from $135.3 million in fiscal 2007. The decrease in engineering and development expenses was due primarily to a decrease in acquisition-related stock-based compensation of $6.4 million, a $1.6 million decrease in new product development costs and a $1.5 million decrease in cash compensation and related benefit costs. These decreases resulted primarily from the consolidation and elimination of certain engineering activities. See further discussion under "Special Charges." These decreases were partially offset by a $3.3 million increase in stock-based compensation, excluding acquisition-related charges, a $3.2 million increase in occupancy costs and related computer support costs, and a $2.5 million increase in depreciation and equipment costs.

We believe continued investments in engineering and development activities are critical to achieving future design wins, expansion of our customer base and revenue growth opportunities.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related benefit costs, sales commissions, promotional activities and travel for sales and marketing personnel. Sales and marketing expenses increased to $87.0 million for fiscal 2009 from $84.2 million for fiscal 2008. The increase in sales and marketing expenses was due primarily to a $2.4 million increase in salaries due to increased average headcount during fiscal 2009, a $1.7 million increase in occupancy costs and related computer support costs and a $1.4 million increase in commissions. These increases were partially offset by a $2.2 million decrease in promotional costs, including our costs for certain sales and marketing programs, and a $0.6 million decrease in travel costs, both related to our cost cutting measures in the second half of fiscal 2009.

Sales and marketing expenses decreased to $84.2 million for fiscal 2008 from $86.8 million for fiscal 2007. The decrease in sales and marketing expenses was due primarily to a $4.0 million decrease in promotional costs, including the costs for certain sales and marketing programs, and a decrease in stock-based compensation of $3.3 million, including stock-based compensation related to acquisitions, partially offset by a $2.0 million increase in amortization of purchased intangible assets related to the acquisition of SilverStorm, an increase in depreciation and equipment costs of $1.0 million, a $0.9 million increase in cash compensation and related benefit costs and a $0.9 million increase in travel related expenses.

We believe continued investments in our sales and marketing organizational infrastructure and related marketing programs are critical to the success of our strategy of expanding our customer base and enhancing relationships with our existing customers.

General and Administrative. General and administrative expenses consist primarily of compensation and related benefit costs for executive, finance, accounting, human resources, legal and information technology personnel. Non-compensation components of general and administrative expenses include accounting, legal and other professional fees, facilities expenses and other corporate expenses. General and administrative expenses decreased to $32.6 million for fiscal 2009 from $34.0 million for fiscal 2008. The decrease in general and administrative expenses was due primarily to a $2.8 million decrease in stock-based compensation, partially offset by a $1.6 million increase in cash compensation and related benefit costs due to increased headcount.

General and administrative expenses increased to $34.0 million for fiscal 2008 from $31.0 million for fiscal 2007. The increase in general and administrative expenses was due primarily to a $0.7 million increase in cash compensation and related benefit costs, a $0.6 million increase in accounting and legal fees, and a $0.4 million increase in bad debt expense.

Special Charges. During fiscal 2009, we implemented a workforce reduction initiative, primarily in response to the macroeconomic environment, and recorded special charges totaling $4.1 million. The special charges consisted primarily of $3.9 million of exit costs associated with severance benefits for the affected employees and costs related to a facility under a non-cancelable lease that we vacated during fiscal 2009.

During fiscal 2008, we recorded special charges totaling $5.3 million related to workforce reductions and the consolidation and elimination of certain activities, principally related to certain engineering functions. The special charges consisted of $5.0 million for exit costs and $0.3 million for asset impairments. The exit costs include the costs associated with workforce reductions, the cancellation of a contract and the consolidation of certain facilities.

The unpaid exit costs as of March 29, 2009, which aggregate $2.0 million, are expected to be paid over the terms of the related agreements, principally during fiscal 2010.

Purchased In-Process Research and Development. In connection with our acquisitions, we recorded $3.7 million of purchased in-process research and development (IPR&D) charges during fiscal 2007. The amounts allocated to IPR&D were determined through established valuation techniques used in the high technology industry and were expensed upon acquisition as it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.

The fair value of the IPR&D for each of the acquisitions was determined using the income approach. Under the income approach, the expected future cash flows from each project under development are estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return are the weighted-average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based on forecasted revenue and costs, taking into account product life cycles, and market penetration and growth rates.

As of March 30, 2008, all IPR&D projects were complete.

Interest and Other Income, Net

Components of our interest and other income, net, are as follows:

	2009	2008	2007
		(In millions)	
Interest income	$ 11.3	$20.6	$25.7
Impairment of investment securities	(16.4)	(6.9)	(8.1)
Gain on sales of available-for-sale securities	2.7	0.8	0.2
Loss on sales of available-for-sale securities	(1.2)	(0.2)	(1.8)
Gain on sale of shares of a publicly-traded company	2.1	—	—
Gain related to put options	9.3	—	—
Loss on trading securities	(5.8)	—	—
Other	0.1	(0.3)	0.9
	$ 2.1	$14.0	$16.9

Interest income decreased to $11.3 million in fiscal 2009 from $20.6 million in fiscal 2008 primarily due to a decrease in the balance of our investment securities and a decline in interest rates.

The impairment charges on investment securities of $16.4 million, includes $11.3 million related to declines in value of our available-for-sale securities that were deemed to be other-than-temporary and $5.1 million related to our investments in a money market fund and an enhanced cash fund sponsored by The Reserve (an asset management company).

During fiscal 2009, we sold all of our remaining holdings in common stock that we held in a publicly-traded company and recorded a net gain of $2.1 million. We had received the common stock in connection with the sale of our hard disk drive controller and tape drive controller business in fiscal 2006. We had previously recorded impairment charges related to these shares totaling $15.9 million since fiscal 2007, including $4.3 million during fiscal 2009.

The gain related to put options includes $8.1 million recognized as a result of an agreement that we entered into with the broker for substantially all of our auction rate securities (ARS) that entitles us to sell the related ARS back to the broker for a price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, if any, at any time between June 30, 2010 and July 2, 2012, if the securities are not earlier redeemed or sold. In addition, we recorded a $1.2 million gain related to subsequent increases in the fair value of these put options during fiscal 2009.

The loss on trading securities was due to the realization of $3.4 million of previously unrealized losses on certain ARS that were transferred from accumulated other comprehensive loss as a result of the reclassification of the ARS from available-for-sale to trading securities and $2.4 million related to changes in the fair value of these trading securities subsequent to the reclassification.

Interest and other income, net, for fiscal 2008 of $14.0 million was comprised principally of interest income of $20.6 million related to our portfolio of investment securities and $0.6 million of net realized gains on sales of available-for-sale securities, partially offset by a $6.9 million impairment charge on available-for-sale securities. Interest income decreased primarily due to a decrease in the balance of our investment securities and a decline in interest rates.

We reviewed various factors in determining whether to recognize an impairment charge related to our unrealized losses in available-for-sale securities, including the current financial and credit market environment, the financial condition and near term prospects of the issuer of the investment security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment has been in a loss position and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value. Based on this analysis, we determined that a portion of the unrealized losses were other-than-temporary and recorded impairment charges of $11.3 million, $6.9 million and $8.1 million related to our portfolio of available-for-sale securities during fiscal 2009, 2008 and 2007, respectively.

Income Taxes

Our effective income tax rate was 36% in fiscal 2009, 35% in fiscal 2008 and 32% in fiscal 2007. In fiscal 2009, our effective income tax rate was adversely impacted by additional payments in connection with an intercompany technology license related to our intellectual property, which resulted in additional income taxed at U.S. rates, and a valuation allowance against deferred tax assets related to impairment charges on certain investment securities. The impact of these items was partially offset by the resolution of routine tax examinations and higher income generated from our foreign operations, which are taxed at more favorable rates. Given the increased global scope of our operations, and the complexity of global tax and transfer pricing rules and regulations, it has become increasingly difficult to estimate earnings within each tax jurisdiction. If actual earnings within each tax jurisdiction differ materially from our estimates, we may not achieve our expected effective tax rate. Additionally, our effective tax rate may be impacted by other items including the tax effects of acquisitions, newly enacted tax legislation, stock-based compensation and uncertain tax positions.

As of April 2, 2007, we adopted Financial Accounting Standards Board Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109," which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The adoption of FIN 48 did not have a material impact on our financial position or results of operations.

Liquidity and Capital Resources

Our combined balances of cash, cash equivalents and investment securities increased to $378.3 million at March 29, 2009, from $376.4 million at March 30, 2008. We believe that existing cash, cash equivalents, investment securities and expected cash flow from operations will provide sufficient funds to finance our operations for at least the next twelve months. However, it is possible that we may need to supplement our existing sources of liquidity to finance our activities beyond the next twelve months or for the future acquisition of businesses, products or technologies and there can be no assurance that sources of liquidity will be available to us at that time.

Cash provided by operating activities was $221.3 million for fiscal 2009 and $211.6 million for fiscal 2008. Operating cash flow for fiscal 2009 reflects our net income of $108.8 million, net non-cash charges of $104.6 million and a net decrease in the non-cash components of working capital of $7.9 million. The decrease in the non-cash components of working capital was primarily due to a $12.8 million decrease in accounts receivable and a $7.2 million increase in accrued taxes, partially offset by $12.8 million increase in inventories. The decrease in accounts receivable was primarily due to the decline in revenue during the fiscal fourth quarter compared to the corresponding period in fiscal 2008 and the increase in accrued taxes was mainly due to the timing of payment obligations. The increase in inventories was primarily due to an increase as a result of a planned contract manufacturer transition.

Cash provided by investing activities was $4.4 million for fiscal 2009 and consisted of distributions totaling $48.9 million related to our investments in a money market fund and enhanced cash fund sponsored by The Reserve (an asset management company) and net sales and maturities of investment securities of $43.4 million, partially offset by a $57.2 million reclassification of certain cash equivalents to investment securities related to our investments in the funds sponsored by The Reserve and purchases of property and equipment of $30.7 million. Cash provided by investing activities for fiscal 2008 was $209.4 million and consisted primarily of net sales and maturities of investment securities of $239.3 million, partially offset by purchases of property and equipment of $30.0 million.

As our business grows, we expect capital expenditures to increase in the future as we continue to invest in machinery and equipment, more costly engineering and production tools for new technologies, and enhancements to our corporate information technology infrastructure.

Cash used in financing activities of $181.9 million for fiscal 2009 consisted primarily of our purchase of $205.7 million of common stock under our stock repurchase programs, partially offset by $23.8 million of proceeds from the issuance of common stock under our stock plans and the related tax benefit. Cash used in financing activities for fiscal 2008 of $337.8 million resulted from our purchase of $352.8 million of common stock under our stock repurchase programs, partially offset by $15.0 million of proceeds from the issuance of common stock under our stock plans and the related tax benefit.

Our investment securities include $25.7 million of investments in ARS, the majority of which are rated AA or higher. During late fiscal 2008, the market auctions of many ARS began to fail, including auctions for our ARS. The underlying assets for auction rate debt securities in our portfolio are student loans, substantially all of which are backed by the federal government under the Federal Family Education Loan Program. The underlying assets of our auction rate preferred securities are the respective funds' investment portfolios.

In November 2008, we entered into an agreement with the broker for substantially all of the ARS we currently hold, which provides us with certain rights (ARS Rights), in exchange for the release of potential claims and damages against the broker. The ARS Rights entitle us to sell the related ARS back to the broker for a price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, if any, which price is referred to as "par." The ARS Rights may be exercised by us at any time between June 30, 2010 and July 2, 2012, if the securities are not earlier redeemed or sold. Under the ARS Rights, the broker may, at its discretion, purchase the ARS at any time through July 2, 2012 without prior notice to us and must pay us par value for the ARS within one day of the sale transaction settlement. While we expect to ultimately recover our investments in the ARS at par, we may be unable to liquidate some or all of our ARS should we need or desire to access the funds invested in those securities prior to redemption by the issuer or the exercise of the ARS Rights. There is also a risk that our broker will default on its obligation to purchase the ARS in the event that we exercise the ARS Rights.

Except for our ARS and the related put options, our investment securities are valued based on quoted market prices or other observable market inputs. As of March 29, 2009, the entire $25.7 million portfolio of ARS and the related put options valued at $9.3 million (collectively 20% of our investment securities portfolio) were measured at fair value based on an income approach using an estimate of future cash flows. The assumptions used in preparing the discounted cash flow model included estimates for the amount and timing of future interest and principal payments, the collateralization of underlying security investments, the creditworthiness of the issuer and the rate of return required by investors to own these securities in the current environment, including call and liquidity premiums.

Since fiscal 2003, we have had various stock repurchase programs that authorized the purchase of up to $1.55 billion of our outstanding common stock, including a program approved in November 2008 authorizing the repurchase of up to $300 million of our outstanding common stock. During fiscal 2009, we purchased 15.8 million shares of our common stock for an aggregate purchase price of $205.5 million, of which $1.5 million was pending settlement at March 29, 2009 and is included in other current liabilities in the 2009 consolidated balance sheet. During fiscal 2008, we purchased 24.1 million shares of our common stock for an aggregate purchase price of $351.5 million, of which $1.7 million was pending settlement and is included in other current liabilities in the 2008 consolidated balance sheet. Pursuant to the existing stock repurchase programs, we are authorized to repurchase shares with an aggregate cost of up to $269.9 million as of March 29, 2009.

On April 27, 2009, we acquired NetXen, Inc. (NetXen) in a merger transaction. NetXen develops, markets and sells Ethernet adapter and controller products targeted at the enterprise server market. The acquisition provides us with complementary networking products and intellectual property. The acquisition further expands our expertise in strategic areas of technology and enables us to better address a wider range of emerging customer requirements for converged networks. Consideration paid for this acquisition was approximately $21 million in cash, subject to certain closing adjustments.

We have certain contractual obligations and commitments to make future payments in the form of non-cancelable purchase orders to our suppliers and commitments under operating lease arrangements. A summary of our contractual obligations as of March 29, 2009, and their impact on our cash flows in future fiscal years, is as follows:

	2010	2011	2012	2013	2014	Thereafter	Total
				(In millions)			
Operating leases	$ 7.2	$5.8	$4.5	$2.7	$2.6	$8.0	$30.8
Non-cancelable purchase obligations	19.0	—	—	—	—	—	19.0
Total	$26.2	$5.8	$4.5	$2.7	$2.6	$8.0	$49.8

The amount of unrecognized tax benefits under FIN 48, including related accrued interest and penalties, at March 29, 2009 was $47.1 million. We are not able to provide a reasonable estimate of the timing of future tax payments related to these obligations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. We base our estimates on historical experience and on various other factors, including the current economic environment, which we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We believe the accounting policies described below to be our most critical accounting policies. These accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the financial statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We recognize revenue from product sales when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, we use a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of our product. However, certain of our sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. We recognize revenue from these distributors based on the sell-through method using inventory information provided by the distributor. At times, we provide standard incentive programs to our customers and account for such programs in accordance with Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Accordingly, we account for our competitive pricing incentives, which generally reflect front-end price adjustments, as a reduction of revenue at the time of sale, and rebates as a reduction of revenue in the period the related revenue is recorded based on the specific program criteria and historical experience. In addition, we record provisions against revenue and cost of revenue for estimated product returns in the same period that revenue is recognized. These provisions are based on historical experience as well as specifically identified product returns. Royalty and service revenue is recognized when earned and receipt is reasonably assured.

For those sales that include multiple deliverables, we allocate revenue based on the relative fair values of the individual components as determined in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." When more than one element, such as hardware and services, are contained in a single arrangement, we allocate revenue between the elements based on each element's relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is generally determined based upon the price charged when the element is sold separately. In the absence of fair value for a delivered element, we allocate revenue first to the fair value of the undelivered elements and allocate the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements. Such deferred revenue is recognized over the service period or when all elements have been delivered.

We sell certain software products and related post-contract customer support (PCS), and account for these transactions in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. We recognize revenue from software products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to undelivered elements based upon vendor-specific objective evidence (VSOE) of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If we are unable to determine VSOE of fair value for an undelivered element, the entire amount of revenue from the arrangement is deferred and recognized over the service period or when all elements have been delivered.

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. This reserve is determined by analyzing specific customer accounts, applying estimated loss rates to the aging of remaining accounts receivable balances, and considering the impact of the current economic environment where appropriate. If the financial condition of our customers were to deteriorate, resulting in their inability to pay their accounts when due, additional reserves might be required.

Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) No. 123 (revised), "Share-Based Payment," requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors including stock options, restricted stock units and stock purchases under our Employee Stock Purchase Plan (the ESPP) based on estimated fair values on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in our consolidated financial statements. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognize stock-based compensation expense on a straight-line basis over the requisite service period, which is the vesting period for stock options and restricted stock units, and the offering period for the ESPP. The determination of fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In estimating expected stock price volatility, we use a combination of both historical volatility, calculated based on the daily closing prices of our common stock over a period equal to the expected term of the option, and implied volatility, utilizing market data of actively traded options on our common stock. We believe that the historical volatility of the price of our common stock over the expected term of the option is a strong indicator of the expected future volatility. We also believe that implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility. Accordingly, we believe a combination of both historical and implied volatility provides the best estimate of the future volatility of the market price of our common stock. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. However, our employee stock options have certain characteristics that are significantly different from traded options. Changes in the subjective assumptions can materially affect the estimate of their fair value.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Under FIN 48, income tax positions should be recognized in the first reporting period that the tax position meets the recognition threshold. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period should be derecognized in that period. As a multinational corporation, we are subject to complex tax laws and regulations in various jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional liabilities or potentially to reverse previously recorded tax liabilities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. An adjustment to income would occur if we determine that we are able to realize a different amount of our deferred tax assets than currently expected.

Investment Securities

Our investment securities include available-for-sale securities, trading securities and other investment securities and are classified in the consolidated balance sheets based on the nature of the security and the availability for use in current operations.

Our available-for-sale securities are recorded at fair value, based on quoted market prices or other observable inputs. Unrealized gains and losses, net of related income taxes, on our portfolio of available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized.

Our trading securities are recorded at fair value with unrealized holding gains and losses included in earnings and reported in interest and other income, net. In the absence of quoted market prices for trading securities, we value these securities based on an income approach using an estimate of future cash flows.

Our other investment securities are primarily accounted for under the cost method and recorded at the lower of fair value or cost.

We recognize an impairment charge when the decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. Significant judgment is required in determining the fair value of investment securities in inactive markets as well as determining when declines in fair value constitute an other-than-temporary impairment. We consider various factors in determining whether to recognize an impairment charge, including the current financial and credit market environment, the financial condition and near term prospects of the issuer of the security, the magnitude of the loss compared to the cost of the investment, the length of time the investment has been in a loss position and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value.

Realized gains or losses and other-than-temporary declines in the fair value of investment securities are determined on a specific identification basis and reported in interest and other income, net, as incurred.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. We write down the carrying value of our inventory to estimated net realizable value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. These assumptions are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of our current products, expected future products and other assumptions. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. Once we write down the carrying value of inventory, a new cost basis is established. Subsequent changes in facts and circumstances do not result in an increase in the newly established cost basis.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization, and the amount assigned to in-process research and development is expensed immediately.

SFAS No. 142 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the assets might be impaired, by comparing the carrying value to the fair value of the reporting unit to which the goodwill is assigned. A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit with the carrying amount of goodwill. We perform the annual test for impairment as of the first day of our fiscal fourth quarter and utilize the two-step process.

The initial recording and subsequent evaluation for impairment of goodwill and purchased intangible assets requires the use of significant management judgment regarding the forecasts of future operating results. It is possible that our business plans may change and our estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than current estimates used, we could incur impairment charges.

Long-Lived Assets

Long-lived assets, including property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Significant judgment is required in determining whether a potential indicator of impairment of our long-lived assets exists and in estimating future cash flows for any necessary impairment tests. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Estimating future net cash flows and determining proper asset groupings for the purpose of this impairment test requires the use of significant management judgment. If our actual results, or estimates used in future impairment analyses, are lower than our current estimates, we could incur impairment charges.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is generally effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, "Effective Date of FASB Statement No. 157," which provides a one-year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, effective March 31, 2008, we adopted the provisions of SFAS No. 157 with respect to only financial assets, which are comprised primarily of investment securities. The adoption of SFAS No. 157 did not have a material impact on our consolidated results of operations or financial position.

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," that clarifies the application of SFAS No. 157 in valuing assets in inactive markets. FSP No. 157-3 was effective upon issuance and its adoption did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, and would apply to us beginning in fiscal 2010. We are currently assessing the impact of this FSP on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to use fair value to measure certain financial assets and liabilities. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 effective March 31, 2008, and have elected the fair value election for put options related to our investments in certain ARS.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. SFAS No. 141R also requires acquisition-related costs and restructuring costs that the acquirer expected, but was not obligated to incur at the acquisition date, to be recognized separately from the business combination. In addition, SFAS No. 141R amends SFAS No. 109, "Accounting for Income Taxes," to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income in the period of the combination or directly in contributed capital. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning on or after December 15, 2008 and would apply to us beginning in fiscal 2010.

In April 2009, the FASB issued FSP FAS No. 141(R)-1 "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies." FSP FAS No. 141(R)-1 amends the provisions in SFAS No. 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. In addition, FSP FAS No. 141(R)-1 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in SFAS No. 141R and instead carries forward most of the provisions in SFAS 141 for acquired contingencies. FSP FAS No. 141(R)-1 is effective for contingent assets and contingent liabilities acquired in business combinations in fiscal years beginning on or after December 15, 2008 and would apply to us beginning in fiscal 2010.

In November 2008, the FASB issued EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets." EITF No. 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent others from obtaining access to them. As these assets are separately identifiable, EITF No. 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting, which should be amortized to expense over the period the asset will diminish in value. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141R and SFAS No. 157. EITF No. 08-7 is effective for intangible assets acquired in fiscal years beginning after December 15, 2008 and would apply to us beginning in fiscal 2010.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments." This FSP provides guidance in determining whether impairments in debt securities are other-than-temporary, and modifies the presentation and disclosures surrounding such instruments. FSP Nos. FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009 and would apply to us beginning in fiscal 2010. We are currently assessing the impact of this FSP on our consolidated financial statements.

Item 7a. ***Quantitative and Qualitative Disclosures About Market Risk***

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of March 29, 2009, the carrying value of our cash and cash equivalents approximates fair value.

We maintain a portfolio of investment securities consisting primarily of debt securities, including government and agency securities, corporate debt obligations, asset and mortgage-backed securities, and municipal bonds, which principally have remaining terms of three years or less. We are exposed to fluctuations in interest rates as movements in interest rates can result in changes in the market value of our investments in debt securities. However, due to the short-term nature of our investment portfolio we do not believe that we are subject to material interest rate risk.

In accordance with our investment guidelines, we only invest in instruments with high credit quality standards and we limit our exposure to any one issuer or type of investment. Our portfolio includes $136.0 million of investment securities that are classified as available for sale. Our asset and mortgage-backed securities totaled $21.0 million as of March 29, 2009 and consisted primarily of high quality investments insured by the federal government under various programs.

As of March 29, 2009, we had gross unrealized losses associated with our available-for-sale securities of $0.3 million that were determined by management to be temporary in nature. If the credit market continues to deteriorate, we may conclude that the decline in value is other-than-temporary and incur realized losses, which could adversely affect our financial condition or results of operations.

Our portfolio of investment securities as of March 29, 2009 also includes $25.7 million of investments in auction rate debt and preferred securities (ARS), the majority of which are rated AA or higher, and related put options valued at $9.3 million. Substantially all of these investment securities are accounted for as trading securities. There is currently significant turmoil in the credit market, including the impact to the value and liquidity of ARS. As of March 29, 2009, our investment portfolio includes $20.7 million of auction rate debt securities and $5.0 million of auction rate preferred securities. During late fiscal 2008, the market auctions of many ARS began to fail, including auctions for our ARS. The underlying assets for auction rate debt securities in our portfolio are student loans, substantially all of which are backed by the federal government under the Federal Family Education Loan Program. The underlying assets of our auction rate preferred securities are the respective funds' investment portfolios.

In November 2008, we entered into an agreement with the broker for substantially all of the ARS we currently hold, which provides us with certain rights (ARS Rights), in exchange for the release of potential claims and damages against the broker. The ARS Rights entitle us to sell the related ARS back to the broker for a price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, if any, which price is referred to as "par." The ARS Rights may be exercised by us at any time between June 30, 2010 and July 2, 2012, if the securities are not earlier redeemed or sold. Under the ARS Rights, the broker may, at its discretion, purchase the ARS at any time through July 2, 2012 without prior notice to us and must pay us par value for the ARS within one day of the sale transaction settlement. While we expect to ultimately recover our investments in the ARS at par, we may be unable to liquidate some or all of our ARS should we need or desire to access the funds invested in those securities prior to redemption by the issuer or the exercise of the ARS Rights. There is also a risk that our broker will default on its obligation to purchase the ARS in the event that we exercise the ARS Rights.

In addition, our investment securities as of March 29, 2009, include an aggregate of $3.6 million in a money market fund and enhanced cash fund sponsored by The Reserve (an asset management company) that suspended trading and redemptions in September 2008. These funds are in the process of being liquidated and we expect the liquidation to occur in stages with proceeds distributed as the underlying securities mature or are sold. In February 2009, The Reserve announced a plan for liquidation and distribution of assets of the money market fund that includes the establishment of a special reserve which will be used to satisfy pending or threatened claims against the fund, its officers and trustees, and anticipated costs and expenses, including legal and accounting fees. The Reserve plans to continue to make periodic distributions, up to the amount of the special reserve, on a pro-rata basis. During fiscal 2009, we recorded other-than-temporary impairment charges aggregating $5.1 million related to our investments in the funds sponsored by The Reserve.

Based on our existing cash, cash equivalents and other investment securities, as well as our expected cash flows from operating activities, we do not anticipate that the potential lack of liquidity of these investments in the near term will affect our ability to execute our current business plan.

We do not use derivative financial instruments.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
QLogic Corporation:

We have audited the accompanying consolidated balance sheets of QLogic Corporation and subsidiaries as of March 29, 2009 and March 30, 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 29, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts as listed in the index under Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QLogic Corporation and subsidiaries as of March 29, 2009 and March 30, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 29, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes in fiscal 2008 due to the adoption of a new accounting pronouncement.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QLogic Corporation's internal control over financial reporting as of March 29, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 21, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Irvine, California
May 21, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
QLogic Corporation:

We have audited QLogic Corporation's internal control over financial reporting as of March 29, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). QLogic Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, QLogic Corporation maintained, in all material respects, effective internal control over financial reporting as of March 29, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QLogic Corporation and subsidiaries as of March 29, 2009 and March 30, 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 29, 2009, and our report dated May 21, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Irvine, California
May 21, 2009

QLOGIC CORPORATION

CONSOLIDATED BALANCE SHEETS
March 29, 2009 and March 30, 2008

	2009	2008
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 203,722	$ 160,009
Short-term investment securities	139,561	160,497
Accounts receivable, less allowance for doubtful accounts of $1,366 and $1,176 as of March 29, 2009 and March 30, 2008, respectively	68,519	81,642
Inventories	40,293	27,520
Deferred tax assets	19,002	32,227
Other current assets	10,854	8,925
Total current assets	481,951	470,820
Long-term investment securities	34,986	55,903
Property and equipment, net	92,547	93,726
Goodwill	118,859	127,409
Purchased intangible assets, net	19,117	34,652
Deferred tax assets	28,785	25,870
Other assets	4,045	2,586
	$ 780,290	$ 810,966
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 36,874	$ 35,643
Accrued compensation	28,702	31,120
Accrued taxes	13,499	5,262
Deferred revenue	7,470	8,693
Other current liabilities	6,728	5,952
Total current liabilities	93,273	86,670
Accrued taxes	47,116	48,163
Deferred revenue	8,559	5,087
Other liabilities	4,797	5,130
Total liabilities	153,745	145,050
Commitments and contingencies		
Subsequent event (Note 16)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 500,000,000 shares authorized; 202,009,000 and 199,652,000 shares issued at March 29, 2009 and March 30, 2008, respectively	202	200
Additional paid-in capital	712,064	657,893
Retained earnings	1,193,727	1,084,938
Accumulated other comprehensive income (loss)	634	(2,530)
Treasury stock, at cost: 82,478,000 and 66,638,000 shares at March 29, 2009 and March 30, 2008, respectively	(1,280,082)	(1,074,585)
Total stockholders' equity	626,545	665,916
	$ 780,290	$ 810,966

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
Years Ended March 29, 2009, March 30, 2008 and April 1, 2007

	2009	2008	2007
	(In thousands, except per share amounts)		
Net revenues	$633,862	$597,866	$586,697
Cost of revenues	210,075	205,959	191,982
Gross profit	423,787	391,907	394,715
Operating expenses:			
Engineering and development	133,252	134,668	135,315
Sales and marketing	86,959	84,166	86,731
General and administrative	32,639	34,049	31,044
Special charges	4,063	5,328	—
Purchased in-process research and development	—	—	3,710
Total operating expenses	256,913	258,211	256,800
Operating income	166,874	133,696	137,915
Interest and other income, net	2,134	14,024	16,872
Income before income taxes	169,008	147,720	154,787
Income taxes	60,219	51,510	49,369
Net income	$108,789	$ 96,210	$105,418
Net income per share:			
Basic	$ 0.85	$ 0.68	$ 0.66
Diluted	$ 0.85	$ 0.67	$ 0.66
Number of shares used in per share calculations:			
Basic	127,776	142,167	159,081
Diluted	128,570	142,901	160,680

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended March 29, 2009, March 30, 2008 and April 1, 2007

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Outstanding Shares	Amount					
				(In thousands)			
Balance at April 2, 2006	162,092	$195	$537,648	$ 883,310	$(1,799)	$ (560,000)	$ 859,354
Net income	—	—	—	105,418	—	—	105,418
Change in unrealized gains and losses on investment securities, net of tax	—	—	—	—	1,968	—	1,968
Comprehensive income							107,386
Issuance of common stock under stock plans (including tax benefit of $5,816)	2,578	3	39,516	—	—	—	39,519
Stock-based compensation expense related to stock options, restricted stock units and employee stock purchases	—	—	30,279	—	—	—	30,279
Common stock issued related to business acquisitions	40	—	1,072	—	—	—	1,072
Purchases of treasury stock	(9,293)	—	—	—	—	(163,079)	(163,079)
Balance at April 1, 2007	155,417	198	608,515	988,728	169	(723,079)	874,531
Net income	—	—	—	96,210	—	—	96,210
Change in unrealized gains and losses on investment securities, net of tax	—	—	—	—	(2,699)	—	(2,699)
Comprehensive income							93,511
Issuance of common stock under stock plans (including tax benefit of $288)	1,591	2	14,982	—	—	—	14,984
Stock-based compensation expense related to stock options, restricted stock units and employee stock purchases	—	—	31,764	—	—	—	31,764
Common stock issued related to business acquisition	154	—	2,632	—	—	—	2,632
Purchases of treasury stock	(24,148)	—	—	—	—	(351,506)	(351,506)
Balance at March 30, 2008	133,014	200	657,893	1,084,938	(2,530)	(1,074,585)	665,916
Net income	—	—	—	108,789	—	—	108,789
Change in unrealized gains and losses on investment securities, net of tax	—	—	—	—	3,164	—	3,164
Comprehensive income							111,953
Issuance of common stock under stock plans (including tax benefit of $279)	2,246	2	23,818	—	—	—	23,820
Stock-based compensation expense related to stock options, restricted stock units and employee stock purchases	—	—	28,646	—	—	—	28,646
Common stock issued related to business acquisition	111	—	1,707	—	—	—	1,707
Purchases of treasury stock	(15,840)	—	—	—	—	(205,497)	(205,497)
Balance at March 29, 2009	119,531	$202	$712,064	$1,193,727	$ 634	$(1,280,082)	$ 626,545

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 29, 2009, March 30, 2008 and April 1, 2007

	2009	2008	2007
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 108,789	$ 96,210	$ 105,418
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,525	30,857	27,554
Stock-based compensation	28,646	31,764	30,279
Acquisition-related:			
Amortization of purchased intangible assets	15,032	16,725	12,940
Stock-based compensation	173	1,209	9,092
Purchased in-process research and development	—	—	3,710
Deferred income taxes	16,660	(14,549)	(4,154)
Impairment of investment securities	16,407	6,867	8,094
Net gains on trading securities	(3,456)	—	—
Gain on sale of shares of a publicly-traded company	(2,075)	—	—
Provision for losses on accounts receivable	278	399	30
Loss on disposal of property and equipment	402	1,328	214
Impairment of intangible assets	—	2,338	—
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	12,845	(8,503)	(2,275)
Inventories	(12,773)	11,415	2,771
Other assets	(2,126)	3,593	(1,906)
Accounts payable	707	7,282	(7,401)
Accrued compensation	(884)	(1,940)	2,264
Accrued taxes	7,190	20,635	2,809
Deferred revenue	2,249	6,412	3,706
Other liabilities	688	(453)	(2,076)
Net cash provided by operating activities	221,277	211,589	191,069
Cash flows from investing activities:			
Purchases of available-for-sale securities	(122,437)	(185,707)	(298,220)
Proceeds from sales and maturities of available-for-sale securities	161,320	425,033	366,677
Proceeds from disposition of trading securities	4,550	—	—
Reclassification of cash equivalents to investment securities	(57,209)	—	—
Distributions from other investment securities	48,855	—	—
Purchases of property and equipment	(30,721)	(30,001)	(31,708)
Acquisition of businesses, net of cash acquired	—	67	(142,521)
Restricted cash placed in escrow	—	—	(24,000)
Restricted cash received from escrow	—	—	12,508
Net cash provided by (used in) investing activities	4,358	209,392	(117,264)
Cash flows from financing activities:			
Proceeds from issuance of stock under stock plans	23,541	14,696	33,703
Tax benefit from issuance of stock under stock plans	279	288	5,816
Payoff of line of credit assumed in acquisition	—	—	(1,632)
Purchases of treasury stock	(205,742)	(352,760)	(160,080)
Net cash used in financing activities	(181,922)	(337,776)	(122,193)
Net increase (decrease) in cash and cash equivalents	43,713	83,205	(48,388)
Cash and cash equivalents at beginning of year	160,009	76,804	125,192
Cash and cash equivalents at end of year	$ 203,722	$ 160,009	$ 76,804
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 37,101	$ 41,475	$ 47,552

See accompanying notes to consolidated financial statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

General Business Information

QLogic Corporation (QLogic or the Company) is a designer and supplier of high performance storage networking, server networking, data networking and converged networking infrastructure solutions. The Company's solutions are sold worldwide, primarily to original equipment manufacturers (OEMs) and distributors. The Company produces Fibre Channel and Internet Small Computer Systems Interface (iSCSI) host bus adapters; InfiniBand® host channel adapters; and Fibre Channel over Ethernet (FCoE) converged network adapters. The Company is also a supplier of Fibre Channel switches, including stackable edge, blade and virtualized pass through switches; InfiniBand switches, including high-end multi-protocol directors, edge and blade switches; and storage routers for bridging Fibre Channel and iSCSI networks. In addition, the Company supplies Fibre Channel, iSCSI and converged network controller products.

Principles of Consolidation

The consolidated financial statements include the financial statements of QLogic Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Financial Reporting Period

The Company uses a fifty-two/fifty-three week fiscal year ending on the Sunday nearest March 31. Fiscal years 2009, 2008 and 2007 each comprised fifty-two weeks and ended on March 29, 2009, March 30, 2008 and April 1, 2007, respectively.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Among the significant estimates affecting the consolidated financial statements are those related to revenue recognition, stock-based compensation expense, income taxes, investment securities, inventories, goodwill and long-lived assets.

The Company evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment. The current volatility in the capital markets and the economy has increased the uncertainty in our estimates, including our estimates impacting investment securities and long-lived assets. Significant judgment is required in determining the fair value of investment securities in inactive markets, as well as determining when declines in fair value constitute an other-than-temporary impairment. In addition, significant judgment is required in determining whether a potential indicator of impairment of our long-lived assets exists and in estimating future cash flows for any necessary impairment tests. As future events unfold and their effects cannot be determined with precision, actual results could differ significantly from management's estimates.

Revenue Recognition

The Company recognizes revenue from product sales when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, the Company uses a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of the product. However, certain of the Company's sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. The Company recognizes revenue from these distributors based on the sell-through method using inventory information provided by the distributor. At times, the Company provides standard incentive programs to its customers and accounts for such programs in accordance with Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Accordingly, the Company accounts for its competitive pricing incentives, which generally reflect front-end price adjustments, as a reduction of revenue at the time of sale, and rebates as a reduction of revenue in the period the related revenue is recorded based on the specific program criteria and historical experience. In addition, the Company records provisions against revenue and cost of revenue for estimated product returns in the same period that revenue is recognized. These provisions are based on historical experience as well as specifically identified product returns. Royalty and service revenue is recognized when earned and receipt is reasonably assured.

For those sales that include multiple deliverables, the Company allocates revenue based on the relative fair values of the individual components as determined in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." When more than one element, such as hardware and services, are contained in a single arrangement, the Company allocates revenue between the elements based on each element's relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is generally determined based upon the price charged when the element is sold separately. In the absence of fair value for a delivered element, the Company allocates revenue first to the fair value of the undelivered elements and allocates the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements. Such deferred revenue is recognized over the service period or when all elements have been delivered.

The Company sells certain software products and related post-contract customer support (PCS), and accounts for these transactions in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. The Company recognizes revenue from software products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to undelivered elements based upon vendor-specific objective evidence (VSOE) of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If the Company is unable to determine VSOE of fair value for an undelivered element, the entire amount of revenue from the arrangement is deferred and recognized over the service period or when all elements have been delivered.

Research and Development

Research and development costs, including costs related to the development of new products and process technology, are expensed as incurred.

Advertising Costs

The Company expenses all advertising costs as incurred, and the amounts were not material to the accompanying consolidated statements of income for all periods presented.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. As of April 2, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109," which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Under FIN 48, income tax positions should be recognized in the first reporting period that the tax position meets the recognition threshold. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period should be derecognized in that period. Differences between actual results and the Company's assumptions, or changes in its assumptions in future periods, are recorded in the period they become known. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Net Income per Share

The Company computes basic net income per share based on the weighted-average number of common shares outstanding during the periods presented. Diluted net income per share is computed based on the weighted-average number of common and dilutive potential common shares outstanding, using the treasury stock method, during the periods presented. The Company has granted stock options, restricted stock units and other stock-based awards, which have been treated as dilutive potential common shares in computing diluted net income per share.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, investment securities and trade accounts receivable. Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Company invests primarily in debt securities, all of which are high investment grade. The Company, by policy, limits the exposure to credit risk through diversification and investment in highly-rated securities. A portion of the Company's portfolio of investment securities includes certain auction rate debt and preferred securities (ARS), the majority of which are rated AA or higher. During late fiscal 2008, the market auctions of many ARS began to fail, including auctions for the Company's ARS. Accordingly, the Company may be unable to liquidate some or all of its investments in these securities should it need or desire to access the funds. There is also a risk that the broker will default on its obligation to purchase the ARS in the event that the Company exercises the ARS Rights (see Note 4).

The Company also has investments in a money market fund and an enhanced cash fund sponsored by The Reserve (an asset management company) that have suspended trading and redemptions. These funds are in the process of being liquidated and the Company expects the liquidation to occur in stages with proceeds distributed as the underlying securities mature or are sold.

The Company sells its products to OEMs and distributors throughout the world. As of March 29, 2009 and March 30, 2008, the Company had four customers which individually accounted for 10% or more of the Company's accounts receivable. These customers, all of which were OEMs of servers and workstations, accounted for an aggregate of 74% and 77% of the Company's accounts receivable at March 29, 2009 and March 30, 2008, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Sales to customers are denominated in U.S. dollars. As a result, the Company believes its foreign currency risk is minimal.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less on their acquisition date to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Investment Securities

The Company's investment securities include available-for-sale securities, trading securities and other investment securities and are classified in the accompanying consolidated balance sheets based on the nature of the security and the availability for use in current operations.

The Company's available-for-sale securities are recorded at fair value, based on quoted market prices or other observable inputs. Unrealized gains and losses, net of related income taxes, on the Company's portfolio of available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income (loss) until realized.

The Company's trading securities are recorded at fair value with unrealized holding gains and losses included in earnings and reported in interest and other income, net. In the absence of quoted market prices for trading securities, the Company values these securities based on an income approach using an estimate of future cash flows.

The Company's other investment securities are accounted for under the cost method and recorded at the lower of fair value or cost.

The Company recognizes an impairment charge when the decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. Significant judgment is required in determining the fair value of investment securities in inactive markets as well as determining when declines in fair value constitute an other-than-temporary impairment. The Company considers various factors in determining whether to recognize an impairment charge, including the current financial and credit market environment, the financial condition and near term prospects of the issuer of the security, the magnitude of the loss compared to the cost of the investment, the length of time the investment has been in a loss position and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value.

Realized gains or losses and other-than-temporary declines in the fair value of investment securities are determined on a specific identification basis and reported in interest and other income, net, as incurred.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make required payments. This reserve is determined by analyzing specific customer accounts, applying estimated loss rates to the aging of remaining accounts receivable balances, and considering the impact of the current economic environment where appropriate.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. The Company writes down the carrying value of inventory to estimated net realizable value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. Once the Company writes down the carrying value of inventory, a new cost basis is established. Subsequent changes in facts and circumstances do not result in an increase in the newly established cost basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 39.5 years for buildings, five to fifteen years for building and land improvements, and two to five years for other property and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset.

Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization, and the amount assigned to in-process research and development is expensed immediately.

SFAS No. 142 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the assets might be impaired, by comparing the carrying value to the fair value of the reporting unit to which the goodwill is assigned. A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit with the carrying amount of goodwill. Management considers the Company as a whole to be its reporting unit for purposes of testing for impairment. The Company performs the annual test for impairment as of the first day of its fiscal fourth quarter and utilizes the two-step process. During the annual goodwill impairment test in fiscal 2009, the Company completed step one and determined that there was no impairment of goodwill since the fair value (based on quoted market price) of the reporting unit exceeded its carrying value.

Long-Lived Assets

Long-lived assets, including property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Significant judgment is required in determining whether a potential indicator of impairment of long-lived assets exists and in estimating future cash flows for any necessary impairment tests. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Purchased intangible assets consist primarily of technology and customer relationships acquired in business acquisitions. Purchased intangible assets that have definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets, generally ranging from one to six years.

Warranty

The Company's products typically carry a warranty for periods of up to five years. The Company records a liability for product warranty obligations in the period the related revenue is recorded based on historical warranty experience. Warranty expense and the corresponding liability were not material to the accompanying consolidated financial statements for all periods presented.

Comprehensive Income

Comprehensive income includes all changes in equity other than transactions with stockholders. The Company's accumulated other comprehensive income (loss) consists primarily of unrealized gains (losses) on available-for-sale securities, net of income taxes.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries that operate where the functional currency is the local currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date, and income and expense accounts are translated at average exchange rates during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) related to translation adjustments was not material to the accompanying consolidated financial statements for all periods presented. Gains and losses resulting from transactions denominated in currencies other than the functional currency are included in interest and other income, net, in the accompanying consolidated statements of income and were not material for all periods presented.

Stock-Based Compensation

SFAS No. 123 (revised 2004), "Share-Based Payment," requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors including stock options, restricted stock units and stock purchases under the Company's Employee Stock Purchase Plan (the ESPP) based on estimated fair values on the date of grant. Stock-based compensation expense is recognized for the portion of the award that is ultimately expected to vest. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period, which is the vesting period for stock options and restricted stock units, and the offering period for the ESPP. The determination of fair value of stock-based awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In estimating expected stock price volatility, the Company uses a combination of both historical volatility, calculated based on the daily closing prices of the Company's common stock over a period equal to the expected term of the option, and implied volatility, utilizing market data of actively traded options on the Company's common stock.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is generally effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, "Effective Date of FASB Statement No. 157," which provides a one-year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, effective March 31, 2008, the Company adopted the provisions of SFAS No. 157 with respect to only financial assets that are comprised primarily of investment securities. The adoption of SFAS No. 157 did not have a material impact on the Company's consolidated results of operations or financial position.

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," that clarifies the application of SFAS No. 157 in valuing assets in inactive markets. FSP No. 157-3 was effective upon issuance and its adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, and would apply to the Company beginning in fiscal 2010. The Company is currently assessing the impact of this FSP on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to use fair value to measure certain financial assets and liabilities. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 effective March 31, 2008, and has elected the fair value election for put options related to the Company's investment in certain ARS (see Note 4).

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. SFAS No. 141R also requires acquisition-related costs and restructuring costs that the acquirer expected, but was not obligated to incur at the acquisition date, to be recognized separately from the business combination. In addition, SFAS No. 141R amends SFAS No. 109, "Accounting for Income Taxes," to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income in the period of the combination or directly in contributed capital. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning on or after December 15, 2008 and would apply to the Company beginning in fiscal 2010.

In April 2009, the FASB issued FSP No. FAS 141(R)-1 "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies." FSP No. FAS 141(R)-1 amends the provisions in SFAS No. 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. In addition, FSP No. FAS 141(R)-1 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in SFAS No. 141(R) and instead carries forward most of the provisions in SFAS No. 141 for acquired contingencies. FSP No. FAS 141(R)-1 is effective for contingent assets and contingent liabilities acquired in business combinations in fiscal years beginning on or after December 15, 2008 and would apply to the Company beginning in fiscal 2010.

In November 2008, the FASB issued EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets." EITF No. 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent others from obtaining access to them. As these assets are separately identifiable, EITF No. 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting, which should be amortized to expense over the period the asset will diminish in value. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141R and SFAS No. 157. EITF No. 08-7 is effective for intangible assets acquired in fiscal years beginning after December 15, 2008 and would apply to Company beginning in fiscal 2010.

In April 2009, the FASB issued FSP Nos. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments." This FSP provides guidance in determining whether impairments in debt securities are other-than-temporary, and modifies the presentation and disclosures surrounding such instruments. FSP Nos. FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009, and would apply to the Company beginning in fiscal 2010. The Company is currently assessing the impact of this FSP on its consolidated financial statements.

Note 2. Business Combinations

SilverStorm Technologies

In November 2006, the Company acquired SilverStorm Technologies, Inc. (SilverStorm) in a merger transaction. The results of operations for SilverStorm have been included in the consolidated financial statements from the date of acquisition. Cash consideration was $59.6 million, including $59.1 million for all outstanding SilverStorm common stock, vested stock options and stock warrants and $0.5 million for direct acquisition costs. SilverStorm provided end-to-end, high-performance interconnect fabric solutions for cluster and grid computing networks. The acquisition of SilverStorm expanded the Company's portfolio of InfiniBand solutions to include edge fabric switches and multi-protocol fabric directors. The acquisition agreement required that $9.0 million of the consideration paid be placed into escrow for 15 months in connection with certain standard representations and warranties. As of the acquisition date, the Company accounted for the escrowed amount as contingent consideration and, as such, did not record it as a component of the initial purchase price as the outcome of the related contingencies was not determinable beyond a reasonable doubt. The escrow expired in February 2008 and the Company recorded $8.7 million of the contingent consideration as additional purchase price and allocated it to goodwill. During fiscal 2009, the Company finalized its determination of the net operating loss carryforwards and other tax benefits available from the acquisition, resulting in an increase in deferred tax assets of $8.6 million and a corresponding decrease in goodwill.

PathScale

In April 2006, the Company acquired PathScale, Inc. (PathScale) in a merger transaction. PathScale designed and developed system area network fabric interconnects targeted at high-performance clustered system environments. The acquisition of PathScale expanded the Company's portfolio to include InfiniBand solutions. Consideration for this acquisition was $110.5 million, including $0.3 million related to PathScale unvested stock options assumed by QLogic. Cash consideration was $110.2 million, including $109.7 million for all outstanding PathScale common stock and vested stock options and $0.5 million for direct acquisition costs. The acquisition agreement required that $15.0 million of the consideration paid be placed into escrow for 18 months in connection with certain standard representations and warranties. As of the acquisition date, the Company accounted for the escrowed amount as contingent consideration and, as such, did not record it as a component of the initial purchase price as the outcome of the related contingencies was not determinable beyond a reasonable doubt. The escrow expired in October 2007 and the Company recorded the entire $15.0 million of the contingent consideration as additional purchase price and allocated it to goodwill. Also during fiscal 2008, the Company finalized its determination of the net operating loss carryforwards and other tax benefits available from the acquisition resulting in a decrease in deferred tax assets of $0.9 million and a corresponding increase in goodwill.

The Company also converted unvested PathScale stock options for continuing employees into options to purchase 308,000 shares of QLogic common stock with a weighted-average exercise price of $3.00 per share. The total fair value of the options at the date of conversion was $5.2 million, calculated using the Black-Scholes option pricing model. The Company has accounted for $0.3 million of the value of the converted stock options as consideration for the acquisition to reflect the related employee services rendered through the date of the acquisition and the balance will be expensed over the remaining service period.

The Company also entered into performance plans with certain former PathScale employees who became employees of QLogic as of the acquisition date. The performance plans provide for the issuance of QLogic common stock based on the achievement of certain performance milestones and continued employment with QLogic. In connection with the performance plans, the Company recognized $0.2 million, $2.0 million and $7.5 million of compensation expense during fiscal 2009, 2008 and 2007, respectively, and could recognize up to $0.2 million of additional compensation expense through April 2010. During fiscal 2009 and 2008, the Company issued 111,000 shares of common stock valued at $1.7 million and 154,000 shares of common stock valued at $2.6 million, respectively, under this performance plan.

Troika Networks

In November 2005, the Company completed the purchase of substantially all of the assets of Troika Networks, Inc. (Troika) for $36.5 million in cash and the assumption of certain liabilities. The acquisition has been accounted for as a purchase business combination. The assets acquired included intellectual property (including patents and trademarks), inventory and property and equipment. Troika developed, marketed and sold a storage services platform that hosted third-party software solutions. The acquisition of Troika expanded the Company's product line and, through the acquired intellectual property, enhanced certain of the Company's existing products.

In August 2007, the Company reevaluated the use of the intellectual property acquired from Troika. As a result, the Company suspended internal development of the underlying acquired technology and entered into a nonexclusive license of the technology with a third party. In addition, the Company sold all of the related inventory and equipment to the licensee.

Revenue generated by the nonexclusive license did not meet the Company's expectations during the fourth quarter of fiscal 2008. As a result, the Company re-evaluated the carrying amount of intangible assets previously acquired from Troika and, based on revised forecasts, determined that the carrying amount exceeded the estimated future undiscounted cash flows expected to be generated by these assets. Accordingly, the Company recorded a non-cash impairment charge of $2.3 million to write down the carrying value of the core technology to its estimated fair value. This impairment charge is included in cost of revenues in the accompanying 2008 consolidated statement of income.

Purchased In-Process Research and Development

The Company recorded IPR&D charges of $3.7 million during fiscal 2007, consisting of $1.8 million for SilverStorm, $1.6 million for PathScale and $0.3 million for Troika. The amounts allocated to IPR&D were determined through established valuation techniques used in the high technology industry and were expensed upon acquisition as it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed. As of March 30, 2008, all IPR&D projects were complete.

The fair value of the IPR&D for each of the acquisitions was determined using the income approach. Under the income approach, the expected future cash flows from each project under development are estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return are the weighted-average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based on forecasted revenue and costs, taking into account product life cycles, and market penetration and growth rates.

The IPR&D charges include only the fair value of IPR&D performed as of the respective acquisition dates. The fair value of core/developed technology is included in identifiable purchased intangible assets. The Company believes the amounts recorded as IPR&D, as well as core/developed technology, represent the fair values and approximate the amounts an independent party would pay for these projects at the time of the respective acquisition dates.

Note 3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share:

	2009	2008	2007
	(In thousands, except per share amounts)		
Net income	$108,789	$ 96,210	$105,418
Shares:			
Weighted-average shares outstanding — basic	127,776	142,167	159,081
Dilutive potential common shares, using treasury stock method	794	734	1,599
Weighted-average shares outstanding — diluted	128,570	142,901	160,680
Net income per share:			
Basic	$ 0.85	$ 0.68	$ 0.66
Diluted	$ 0.85	$ 0.67	$ 0.66

Stock-based awards, including stock options and restricted stock units, representing 25,374,000, 24,490,000 and 19,118,000 shares of common stock have been excluded from the diluted net income per share calculations for fiscal 2009, 2008 and 2007, respectively, because their effect would have been antidilutive.

Note 4. Investment Securities

Components of investment securities are as follows:

	March 29, 2009	March 30, 2008
	(In thousands)	
Available-for-sale securities	$136,027	$216,400
Trading securities	34,891	—
Other investment securities	3,629	—
Total investment securities	174,547	216,400
Less short-term investment securities	139,561	160,497
Long-term investment securities	$ 34,986	$ 55,903

Available-For-Sale Securities

The Company's portfolio of available-for-sale securities consists of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
March 29, 2009				
U.S. Government and agency securities	$ 51,776	$ 868	$ (4)	$ 52,640
Corporate debt obligations	39,434	390	(190)	39,634
Asset and mortgage-backed securities	20,691	418	(96)	21,013
Municipal bonds	2,530	61	—	2,591
Total debt securities	114,431	1,737	(290)	115,878
Certificate of deposit	20,054	—	—	20,054
Auction rate preferred securities	100	—	(5)	95
Total available-for-sale securities	$134,585	$1,737	$ (295)	$136,027
March 30, 2008				
Corporate debt obligations	$ 68,234	$ 635	$ (168)	$ 68,701
U.S. Government and agency securities	40,242	964	—	41,206
Asset and mortgage-backed securities	35,373	490	(28)	35,835
Auction rate debt securities	25,640	—	(1,582)	24,058
Municipal bonds	4,548	67	—	4,615
Total debt securities	174,037	2,156	(1,778)	174,415
Auction rate preferred securities	36,425	—	(4,580)	31,845
Publicly-traded common stock	10,140	—	—	10,140
Total available-for-sale securities	$220,602	$2,156	$(6,358)	$216,400

The amortized cost and estimated fair value of debt securities as of March 29, 2009, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because the issuers of securities may have the right to repay obligations without prepayment penalties. Certain debt instruments, although possessing a contractual maturity greater than one year, are classified as short-term investment securities based on their ability to be traded on active markets and availability for current operations.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$ 27,056	$ 27,285
Due after one year through three years	59,316	60,255
Due after three years through five years	8,536	8,551
Due after five years	19,523	19,787
	$114,431	$115,878

As of March 29, 2009, and March 30, 2008, the fair value of certain of the Company's available-for-sale securities was less than their cost basis. Management reviewed various factors in determining whether to recognize an impairment charge related to these unrealized losses, including the current financial and credit market environment, the financial condition and near term prospects of the issuer of the investment security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment has been in a loss position and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value. Based on this analysis, the Company determined that a portion of the unrealized losses associated with the Company's portfolio of available-for-sale securities were other-than-temporary and recorded impairment charges for these securities of $11.3 million and $6.9 million during fiscal 2009 and 2008, respectively, which are included in interest and other income, net, in the accompanying consolidated statements of income. The Company determined that the remaining unrealized losses are temporary in nature and recorded them as a component of accumulated other comprehensive income (loss).

During fiscal 2009, the Company sold all of its remaining holdings in common stock that it held in a publicly-traded company for $7.9 million and recorded a net gain of $2.1 million. The Company had received the common stock in connection with the sale of its hard disk drive controller and tape drive controller business in fiscal 2006. The Company had previously recorded impairment charges related to these shares totaling $15.9 million since fiscal 2007, including $4.3 million during fiscal 2009.

The following table presents the Company's investments with unrealized losses by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 29, 2009 and March 30, 2008.

	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
March 29, 2009						
Corporate debt obligations	$10,605	$ (190)	$—	$—	$10,605	$ (190)
U.S. Government and agency securities	2,002	(4)	—	—	2,002	(4)
Asset and mortgage-backed securities	2,842	(96)	—	—	2,842	(96)
Auction rate preferred securities	95	(5)	—	—	95	(5)
Total	$15,544	$ (295)	$—	$—	$15,544	$ (295)
March 30, 2008						
Corporate debt obligations	$25,510	$ (168)	$—	$—	$25,510	$ (168)
Asset and mortgage-backed securities	6,927	(28)	—	—	6,927	(28)
Auction rate debt securities	23,899	(1,582)	—	—	23,899	(1,582)
Auction rate preferred securities	26,545	(4,580)	—	—	26,545	(4,580)
Total	$82,881	$(6,358)	$—	$—	$82,881	$(6,358)

Trading Securities

The Company's portfolio of trading securities consists of the following:

	March 29, 2009
	(In thousands)
Auction rate debt securities	$20,741
Auction rate preferred securities	4,869
Put options related to auction rate securities	9,281
Total trading securities	$34,891

The Company's trading securities include investments in auction rate securities, the majority of which are rated AA or higher. During late fiscal 2008, the market auctions of many ARS began to fail, including auctions for the Company's ARS. The underlying assets for the auction rate debt securities in the Company's portfolio are student loans, substantially all of which are backed by the federal government under the Federal Family Education Loan Program. The underlying assets of the Company's auction rate preferred securities are the respective funds' investment portfolios.

In November 2008, the Company entered into an agreement with the broker for substantially all of the ARS currently held by the Company, which provides the Company with certain rights (ARS Rights), in exchange for the release of potential claims and damages against the broker. The ARS Rights entitle the Company to sell the related ARS back to the broker for a price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, if any, which price is referred to as "par." The ARS Rights may be exercised by the Company at any time between June 30, 2010 and July 2, 2012, if the securities are not earlier redeemed or sold. Under the ARS Rights, the broker may, at its discretion, purchase the ARS at any time through July 2, 2012 without prior notice to the Company and must pay the Company par value for the ARS within one day of the sale transaction settlement.

The ARS Rights agreement, a legally enforceable contract, results in put options that are recognized as free standing assets separate from the ARS, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company elected to measure the put options at fair value in accordance with SFAS No. 159. In connection with the election to measure the put options at fair value, the Company has classified these financial instruments as trading securities and recorded the initial fair value of $8.1 million in investment securities. In addition, the Company also recorded a $1.2 million gain related to subsequent increases in the fair value of these put options during fiscal 2009. These gains are included in interest and other income, net, in the accompanying consolidated statement of income for fiscal 2009. The ARS associated with the ARS Rights, previously classified as available-for-sale securities, were reclassified to trading securities during fiscal 2009. As a result, the Company recognized a loss of $3.4 million, which had previously been recorded in accumulated other comprehensive income (loss) and $2.4 million related to changes in the fair value of the trading securities subsequent to the reclassification. The loss related to the ARS is included in interest and other income, net, in the accompanying consolidated statement of income for fiscal 2009. Subsequent changes in fair value of the put options and the ARS will be recorded in earnings in the related period.

The Company may be unable to liquidate some or all of its ARS in the near term and, accordingly, has classified its auction rate debt and preferred securities, as well as the related put options, as long-term investment securities as of March 29, 2009.

Other Investment Securities

As of March 29, 2009, the Company's other investment securities include a money market fund and an enhanced cash fund sponsored by The Reserve (an asset management company) that suspended trading and redemptions in September 2008. These funds are in the process of being liquidated and the Company expects the liquidation to occur in stages with proceeds distributed as the underlying securities mature or are sold. As a result, during fiscal 2009, the Company reclassified $57.2 million of such investments from cash equivalents to short-term investment securities and accounts for these investments under the cost method. Subsequent to the reclassification to investment securities, the Company has received distributions from The Reserve totaling $48.9 million during fiscal 2009.

In February 2009, The Reserve announced a plan for liquidation and distribution of assets of the money market fund that includes the establishment of a special reserve which will be used to satisfy pending or threatened claims against the fund, its officers and trustees, and anticipated costs and expenses, including legal and accounting fees. The Reserve plans to continue to make periodic distributions, up to the amount of the special reserve, on a pro-rata basis. During fiscal 2009, the Company recorded other-than-temporary impairment charges aggregating $5.1 million related to its investments in the funds sponsored by The Reserve.

Fair Value Measurements

SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets measured at fair value on a recurring basis as of March 29, 2009 are as follows:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
U.S. Government and agency securities	$ 52,640	$ —	$ —	$ 52,640
Corporate debt obligations	36,586	3,048	—	39,634
Asset and mortgage-backed securities	3,621	17,392	—	21,013
Auction rate debt securities	—	—	20,741	20,741
Municipal bonds	2,591	—	—	2,591
Total debt securities	95,438	20,440	20,741	136,619
Certificate of deposit	20,054	—	—	20,054
Auction rate preferred securities	—	—	4,964	4,964
Put options related to certain auction rate securities	—	—	9,281	9,281
Other investment securities	—	3,629	—	3,629
Balance as of March 29, 2009	$115,492	$24,069	$34,986	$174,547

The Company's investments in auction rate securities and the related put options are classified within Level 3 because there are currently no active markets for these securities and the Company is unable to obtain independent valuations from market sources. Therefore, the auction rate securities and the related put options were primarily valued based on an income approach using estimates of future cash flows. The assumptions used in preparing these discounted cash flow models included estimates for the amount and timing of future interest and principal payments, the collateralization of underlying security investments, the creditworthiness of the issuer and the rate of return required by investors to own these securities in the current environment, including call and liquidity premiums. The total amount of assets measured using Level 3 valuation methodologies represented less than 5% of total assets as of March 29, 2009.

A summary of the changes in Level 3 assets measured at fair value on a recurring basis for fiscal 2009 is as follows:

Year Ended March 29, 2009	Beginning Balance	Total Realized Gains (Losses)	Change in Unrealized Losses	Sales and Other Settlements	Ending Balance
			(In thousands)		
Auction rate debt securities	$24,058	$(3,571)	$1,582	$ (1,328)	$20,741
Auction rate preferred securities	31,845	(4,952)	4,575	(26,504)	4,964
Put options related to certain auction rate securities	—	9,281	—	—	9,281
Total	$55,903	$ 758	$6,157	$(27,832)	$34,986

Note 5. Inventories

Components of inventories are as follows:

	2009	2008
	(In thousands)	
Raw materials	$15,780	$ 7,403
Finished goods	24,513	20,117
	$40,293	$27,520

Note 6. Property and Equipment

Components of property and equipment are as follows:

	2009	2008
	(In thousands)	
Land	$ 11,663	$ 11,663
Buildings and improvements	39,549	37,240
Production and test equipment	160,978	140,812
Furniture and fixtures	7,909	7,849
	220,099	197,564
Less accumulated depreciation and amortization	127,552	103,838
	$ 92,547	$ 93,726

Note 7. Goodwill and Purchased Intangible Assets

Goodwill

A rollforward of the activity in goodwill is as follows:

	2009	2008
	(In thousands)	
Balance at beginning of year	$127,409	$102,910
Adjustment to purchase price allocation	(8,550)	891
Contingent consideration	—	23,675
Other adjustments	—	(67)
Balance at end of year	$118,859	$127,409

Purchased Intangible Assets

Purchased intangible assets consist of the following:

	March 29, 2009			March 30, 2008		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(In thousands)					
Acquisition-related intangibles:						
Core/developed technology	$43,700	$27,277	$16,423	$43,700	$15,737	$27,963
Customer relationships	9,700	7,814	1,886	9,700	4,580	5,120
Other	775	697	78	775	439	336
	54,175	35,788	18,387	54,175	20,756	33,419
Other purchased intangibles:						
Technology-related	2,911	2,181	730	2,596	1,363	1,233
	$57,086	$37,969	$19,117	$56,771	$22,119	$34,652

A summary of the amortization expense, by classification, included in the accompanying consolidated statements of income is as follows:

	2009	2008	2007
		(In thousands)	
Cost of revenues	$12,491	$13,668	$13,087
Engineering and development	125	314	267
Sales and marketing	3,234	3,544	2,692
	$15,850	$17,526	$16,046

The following table presents the estimated future amortization expense of purchased intangible assets as of March 29, 2009:

Fiscal	(In thousands)
2010	$ 7,980
2011	5,601
2012	5,536
	$19,117

Note 8. Stockholders' Equity

Capital Stock

The Company's authorized capital consists of 1 million shares of preferred stock, par value $0.001 per share, and 500 million shares of common stock, par value $0.001 per share. As of March 29, 2009 and March 30, 2008, the Company had 202.0 million and 199.7 million shares of common stock issued, respectively. At March 29, 2009, 37.6 million shares of common stock were reserved for the exercise of issued and unissued stock-based awards, including restricted stock units and an acquisition-related performance milestone plan, and 2.7 million shares were reserved for issuance in connection with the Company's Employee Stock Purchase Plan.

Treasury Stock

Since fiscal 2003, the Company has had various stock repurchase programs that authorized the purchase of up to $1.55 billion of the Company's outstanding common stock, including a program approved in November 2008 authorizing the repurchase of up to $300 million of the Company's outstanding common stock. During fiscal 2009, the Company purchased 15.8 million shares of its common stock for an aggregate purchase price of $205.5 million, of which $1.5 million was pending settlement at March 29, 2009 and is included in other current liabilities in the accompanying 2009 consolidated balance sheet. During fiscal 2008, the Company purchased 24.1 million shares of its common stock for an aggregate purchase price of $351.5 million, of which $1.7 million was pending settlement and is included in other current liabilities in the accompanying 2008 consolidated balance sheet. As of March 29, 2009, the Company had purchased a total of 82.5 million shares of common stock under these repurchase programs for an aggregate purchase price of $1.28 billion.

Repurchased shares have been recorded as treasury shares and will be held until the Company's Board of Directors designates that these shares be retired or used for other purposes.

Note 9. Stock-Based Compensation

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (the ESPP) that operates in accordance with Section 423 of the Internal Revenue Code. The ESPP is administered by the Compensation Committee of the Board of Directors. Under the ESPP, employees of the Company who elect to participate are granted options to purchase common stock at a 15% discount from the lower of the market value of the common stock at the beginning or end of each three-month offering period. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock by having withheld from their salary an amount between 1% and 10% of compensation. As of March 29, 2009 and March 30, 2008, ESPP participant contributions of $1.1 million and $1.0 million, respectively, were included in other current liabilities in the accompanying consolidated balance sheets. The total number of shares issued under the ESPP was 528,000, 501,000 and 405,000 during fiscal 2009, 2008 and 2007, respectively.

Stock Incentive Compensation Plans

The Company may grant stock-based awards to employees and directors under the QLogic 2005 Performance Incentive Plan (the 2005 Plan). Prior to the adoption of the 2005 Plan in August 2005, the Company granted options to purchase shares of the Company's common stock to employees and directors under certain predecessor stock plans. Additionally, the Company has assumed stock options as part of acquisitions.

The 2005 Plan provides for the issuance of incentive and non-qualified stock options, restricted stock units and other stock-based incentive awards for employees. The 2005 Plan permits the Compensation Committee of the Board of Directors to select eligible employees to receive awards and to determine the terms and conditions of awards. In general, stock options granted to employees have ten-year terms and vest over four years from the date of grant. Restricted stock units represent a right to receive a share of stock at a future vesting date with no cash payment from the holder. In general, restricted stock units vest over four years from the date of grant for employees.

Under the terms of the 2005 Plan, as amended, non-employee directors receive grants of stock-based awards upon initial election or appointment to the Board of Directors and upon annual reelection to the Board. The target fair value of such grants are determined by reference to the equity compensation for non-employee directors of the Company's peer group of companies. The target value is then allocated 100% to a non-qualified stock option grant in the case of the initial grant and allocated 35% to a restricted stock unit award and 65% to a non-qualified stock option grant in the case of the annual grant. All stock options and restricted stock units granted to non-employee directors have ten-year terms and vest over three years from the date of grant.

In connection with the acquisition of PathScale in fiscal 2007, the Company assumed options subject to the terms of the original PathScale equity plan. These options have ten-year terms from the original grant date and generally vest over four years from the date of grant.

The Company also entered into stock-based performance plans in connection with the acquisitions of PathScale and Troika (see Note 2).

As of March 29, 2009, options to purchase 25.9 million shares of common stock and 1.7 million restricted stock units were held by employees and directors. Shares available for future grant were 9.7 million under the 2005 Plan as of March 29, 2009. No further awards can be granted under any other plans.

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding at April 2, 2006	24,854	$20.90		
Options assumed as part of acquisition	308	3.00		
Granted	4,512	18.50		
Exercised	(2,173)	12.64		
Forfeited (cancelled pre-vesting)	(884)	15.73		
Expired (cancelled post-vesting)	(490)	27.44		
Outstanding at April 1, 2007	26,127	21.01		
Granted	4,027	16.24		
Exercised	(954)	10.32		
Forfeited (cancelled pre-vesting)	(2,054)	16.91		
Expired (cancelled post-vesting)	(1,067)	22.36		
Outstanding at March 30, 2008	26,079	20.94		
Granted	4,117	15.07		
Exercised	(1,485)	13.09		
Forfeited (cancelled pre-vesting)	(1,121)	15.93		
Expired (cancelled post-vesting)	(1,650)	22.42		
Outstanding at March 29, 2009	25,940	$20.58	5.2	$365
Vested and expected to vest at March 29, 2009	22,975	$20.72	5.0	$344
Exercisable at March 29, 2009	19,483	$22.14	4.0	$243

A summary of restricted stock unit activity is as follows:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value
Outstanding and unvested at April 2, 2006	—	$ —
Granted	968	18.82
Forfeited	(29)	18.09
Outstanding and unvested at April 1, 2007	939	18.84
Granted	842	16.52
Vested(a)	(214)	18.79
Forfeited	(294)	17.72
Outstanding and unvested at March 30, 2008	1,273	17.57
Granted	944	14.89
Vested(a)	(364)	17.72
Forfeited	(160)	16.12
Outstanding and unvested at March 29, 2009	1,693	$16.18

(a) During fiscal 2009 and 2008, the Company issued 233,000 and 136,000 shares of common stock, respectively, in connection with the vesting of restricted stock units during each year. The difference between the number of shares vested and issued is the result of restricted stock units withheld in satisfaction of minimum tax withholding obligations associated with the vesting.

Stock-Based Compensation Expense

A summary of stock-based compensation expense, excluding stock-based compensation related to acquisitions, recorded under SFAS No. 123R by functional line item in the accompanying consolidated statements of income is as follows:

	2009	2008	2007
		(In thousands)	
Cost of revenues	$ 2,058	$ 2,128	$ 1,897
Engineering and development	14,991	14,531	11,190
Sales and marketing	5,545	6,255	8,155
General and administrative	6,052	8,850	9,037
	$28,646	$31,764	$30,279

Stock-based compensation expense related to acquisitions of $0.2 million, $1.2 million and $9.1 million for fiscal 2009, 2008 and 2007, respectively, is excluded from the above table.

SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The fair value of stock options granted and shares to be purchased under the

ESPP have been estimated at the date of grant using a Black-Scholes option-pricing model. The weighted-average fair values and underlying assumptions are as follows:

	2009		2008		2007	
	Stock Options	Employee Stock Purchase Plan	Stock Options	Employee Stock Purchase Plan	Stock Options	Employee Stock Purchase Plan
Fair value	$5.64	$3.39	$6.43	$3.39	$8.31	$4.09
Expected volatility	37%	45%	38%	35%	46%	29%
Risk-free interest rate	3.4%	0.9%	4.7%	4.0%	4.9%	5.0%
Expected life (years)	5.2	0.25	5.1	0.25	5.0	0.25
Dividend yield	—	—	—	—	—	—

Restricted stock units granted were valued based on the closing market price on the date of grant.

Stock-based compensation expense for stock options, restricted stock units and employee stock purchases recognized under the provisions of SFAS No. 123R for fiscal 2009, 2008 and 2007 was $28.6 million ($24.0 million after income taxes), $31.8 million ($26.4 million after income taxes) and $30.3 million ($24.7 million after income taxes), respectively. Stock-based compensation costs capitalized as part of the cost of assets for fiscal 2009, 2008 and 2007 were not material.

As of March 29, 2009, there was $58.5 million of total unrecognized compensation costs related to outstanding stock-based awards. These costs are expected to be recognized over a weighted average period of 2.6 years.

During fiscal 2009, 2008 and 2007, the grant date fair value of options vested totaled $20.5 million, $26.2 million and $22.9 million, respectively. The intrinsic value of options exercised during fiscal 2009, 2008 and 2007 totaled $6.9 million, $5.7 million and $17.9 million, respectively. Intrinsic value of options exercised is calculated as the difference between the market price on the date of exercise and the exercise price multiplied by the number of options exercised.

The fair value of restricted stock units vested during fiscal 2009 and 2008 totaled $5.5 million and $3.4 million, respectively. No restricted stock units vested during fiscal 2007.

The Company currently issues new shares to deliver common stock under its stock-based award plans.

Note 10. Employee Retirement Savings Plan

The Company has established a pretax savings and profit sharing plan under Section 401(k) of the Internal Revenue Code for substantially all domestic employees. Under the plan, eligible employees are able to contribute up to 50% of their compensation, subject to limits specified in the Internal Revenue Code. Company contributions match up to 3% of a participant's compensation. The Company's direct contributions on behalf of its employees were $2.7 million, $2.8 million and $2.7 million in fiscal 2009, 2008 and 2007, respectively. The Company also maintains retirement plans in certain non-US locations. The total expense and total obligation of the Company for these plans were not material to the accompanying consolidated financial statements for all periods presented.

Note 11. Special Charges

During the fiscal 2009, the Company implemented a workforce reduction initiative, primarily in response to the macroeconomic environment, and recorded special charges totaling $4.1 million. The special charges consisted primarily of $3.9 million of exit costs associated with severance benefits for the affected employees and costs related to a facility under a non-cancelable lease that the Company vacated during fiscal 2009 (collectively, the Fiscal 2009 Initiative).

During fiscal 2008, the Company recorded special charges totaling $5.3 million related to workforce reductions and the consolidation and elimination of certain activities, principally related to certain engineering functions. The special charges consisted of $5.0 million for exit costs and $0.3 million for asset impairments. The exit costs include the costs associated with workforce reductions, the cancellation of a contract and the consolidation of certain facilities (collectively, the Fiscal 2008 Initiative).

Activity and liability balances for the exit costs related to the Fiscal 2009 Initiative are as follows:

	Workforce Reductions	Facility	Total
		(In thousands)	
Charged to costs and expenses	$ 3,641	$285	$ 3,926
Cash payments	(2,343)	—	(2,343)
Non-cash adjustments	—	8	8
Balance as of March 29, 2009	$ 1,298	$293	$ 1,591

Activity and liability balances for the exit costs related to the Fiscal 2008 Initiative are as follows:

	Workforce Reductions	Contract Cancellation and Other	Total
		(In thousands)	
Charged to costs and expenses	$ 3,761	$1,235	$ 4,996
Cash payments	(3,202)	(742)	(3,944)
Non-cash adjustments	—	60	60
Balance as of March 30, 2008	559	553	1,112
Charged to costs and expenses	—	137	137
Cash payments	(559)	(225)	(784)
Non-cash adjustments	—	(10)	(10)
Balance as of March 29, 2009	$ —	$ 455	$ 455

The unpaid exit costs are expected to be paid over the terms of the related agreements, principally during fiscal 2010.

Note 12. Interest and Other Income, net

Components of interest and other income, net, are as follows:

	2009	2008	2007
Interest income	$ 11,295	$20,590	$25,713
Impairment of investment securities	(16,407)	(6,867)	(8,094)
Gain on sales of available-for-sale securities	2,695	804	191
Loss on sales of available-for-sale securities	(1,131)	(197)	(1,853)
Gain on sale of shares of a publicly-traded company	2,075	—	—
Gain related to put option (see Note 4)	9,281	—	—
Loss on trading securities	(5,825)	—	—
Other	151	(306)	915
	$ 2,134	$14,024	$16,872

Note 13. Commitments and Contingencies

Leases

The Company leases certain facilities, software and equipment under operating lease agreements. A summary of the future minimum lease commitments under non-cancelable operating leases as of March 29, 2009 is as follows:

Fiscal Year	(In thousands)
2010	$ 7,191
2011	5,786
2012	4,517
2013	2,730
2014	2,581
Thereafter	7,954
Total future minimum lease payments	$30,759

Rent expense for fiscal 2009, 2008 and 2007 was $9.0 million, $9.7 million and $8.2 million, respectively.

Litigation

Various lawsuits, claims and proceedings have been or may be instituted against the Company. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on the Company's financial condition or results of operations. Based on an evaluation of matters which are pending or asserted, the Company believes the disposition of such matters will not have a material adverse effect on the Company's financial condition or results of operations.

Indemnifications

The Company indemnifies certain of its customers against claims that products purchased from the Company infringe upon a patent, copyright, trademark or trade secret of a third party. In the event of such a claim, the Company agrees to pay all litigation costs, including attorney fees, and any settlement payments or damages awarded directly related to the infringement. The indemnification provisions generally do not expire. The Company is not currently defending any intellectual property infringement claims. On occasion, the Company has been made aware of potential infringement claims. However, based on an evaluation of these potential claims, the Company believes the disposition of such matters will not have a material adverse effect on the Company's financial condition or results of operations. Accordingly, the Company has not recorded a liability related to such indemnifications.

Note 14. Income Taxes

Income before income taxes consists of the following components:

	2009	2008	2007
		(In thousands)	
United States	$130,573	$ 96,450	$102,603
International	38,435	51,270	52,184
	$169,008	$147,720	$154,787

The components of income taxes are as follows:

	2009	2008	2007
		(In thousands)	
Current:			
Federal	$32,147	$ 53,371	$45,618
State	7,524	8,784	4,032
Foreign	3,888	3,904	3,996
Total current	43,559	66,059	53,646
Deferred:			
Federal	17,465	(10,918)	(3,067)
State	(511)	(3,947)	(331)
Foreign	(294)	316	(879)
Total deferred	16,660	(14,549)	(4,277)
Total income taxes	$60,219	$ 51,510	$49,369

The tax benefits associated with dispositions from employee stock compensation plans of $0.3 million, $0.3 million and $5.8 million in fiscal 2009, 2008 and 2007, respectively, were recorded directly to additional paid-in capital. In addition, the tax expense (benefit) associated with the change in unrealized gains and losses on the Company's marketable securities of $2.2 million, $(1.8) million and $1.3 million in fiscal 2009, 2008 and 2007, respectively, were recorded in other comprehensive income (loss).

A reconciliation of the income tax provision with the amount computed by applying the federal statutory tax rate to income before income taxes is as follows:

	2009	2008	2007
		(In thousands)	
Expected income tax provision at the statutory rate	$59,153	$51,702	$ 54,175
State income taxes, net of federal tax benefit	7,370	4,954	2,406
Tax rate differential on foreign earnings and other international related tax items	997	(5,752)	(10,400)
Benefit from research and other credits	(5,370)	(4,800)	(1,772)
Stock-based compensation	3,681	4,239	5,469
Resolution of prior period tax matters	(8,892)	—	(3,920)
Valuation allowance	3,469	—	—
Other, net	(189)	1,167	3,411
	$60,219	$51,510	$ 49,369

The components of the deferred tax assets and liabilities are as follows:

	2009	2008
	(In thousands)	
Deferred tax assets:		
Reserves and accruals not currently deductible	$21,502	$24,325
Stock-based compensation	12,322	9,129
Capital loss carryovers	7,739	1,751
Net operating loss carryforwards	5,859	7,397
Foreign tax credits	4,278	9,387
Research credits	3,804	3,227
Investment securities	3,095	7,445
State income taxes	2,572	6,098
Other	1,668	3,471
Total gross deferred tax assets	62,839	72,230
Valuation allowance	(3,469)	—
Total deferred tax assets, net of valuation allowance	59,370	72,230
Deferred tax liabilities:		
Research and development expenditures	8,223	6,083
Purchased intangible assets	3,360	8,050
Total deferred tax liabilities	11,583	14,133
Net deferred tax assets	$47,787	$58,097

A summary of the breakdown between current and noncurrent net deferred tax assets included in the accompanying consolidated balance sheets is as follows:

	2009	2008
	(In thousands)	
Current assets	$19,002	$32,227
Noncurrent assets	28,785	25,870
Net deferred tax assets	$47,787	$58,097

During fiscal 2009, the Company recorded a $3.5 million valuation allowance against deferred tax assets related to impairments on certain investment securities. Due to the recent turmoil in the financial and credit markets, and limitations on the deductibility of capital losses, management is currently unable to assert that it is more likely than not that the Company will realize the benefit of the related deferred tax assets.

Based upon the Company's current and historical pre-tax earnings, except for the valuation allowance related to impairments on certain investment securities, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax assets as of March 29, 2009. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income or that there would be sufficient tax carrybacks available; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.

As of March 29, 2009, the Company has federal net operating loss carryforwards of $7.3 million, which will expire between 2018 and 2026, if not utilized, and state net operating loss carryforwards of $37.7 million, which will expire between 2015 and 2028, if not utilized. The net operating loss carryforwards relate to acquired companies and are subject to limitations on utilization.

As of March 29, 2009, the Company has federal general business credit carryforwards of $2.1 million, which will expire between 2022 and 2026, if not utilized, and state tax credit carryforwards of $1.6 million, of which the majority have no expiration date. The tax credit carryforwards relate to an acquired company and are subject to limitations on their utilization.

As of March 29, 2009, the Company has federal capital loss carryovers of $18.9 million which the Company plans to carryback to offset capital gains reported on the 2006 federal return. The Company also has state capital loss carryovers of $19.0 million. In general, the state carryovers will expire in 2014, if not utilized. Management believes it is more likely than not that sufficient capital gains will be available to realize the benefits of the existing net deferred tax assets associated with capital loss carryovers.

The Company has made no provision for U.S. income taxes or foreign withholding taxes on the earnings of its foreign subsidiaries, as these amounts are intended to be indefinitely reinvested in operations outside the United States. As of March 29, 2009, the cumulative amount of undistributed earnings of our foreign subsidiaries was $115.3 million. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

During fiscal 2009, the audits of the Company's federal consolidated income tax returns for fiscal years 2005 and 2006 and California combined income tax returns for fiscal years 2004 through 2006 were completed. The Company is no longer subject to federal or California examinations prior to fiscal 2007. The Company's California combined income tax returns for fiscal year 2007 through 2008 are presently under examination by the Franchise Tax Board. With limited exceptions, the Company is no longer subject to other state and foreign income tax examinations by taxing authorities for the years through fiscal 2004. Management does not believe that the results of these examinations will have a material impact on the Company's financial condition or results of operations.

As of April 2, 2007, the Company adopted FIN 48, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The adoption of FIN 48 did not have a material impact on the Company's financial position or results of operations. Upon adoption, the Company had $32.9 million of total gross unrecognized tax benefits.

A rollforward of the activity in the gross unrecognized tax benefits is as follows:

	2009	2008
	(In thousands)	
Balance at beginning of year	$ 40,162	$32,911
Additions based on tax positions related to the current year	14,957	7,865
Additions for tax positions of prior years	5,357	5,006
Reductions for tax positions of prior years	(15,521)	(4,375)
Settlements with taxing authorities	(1,848)	—
Lapses of statute of limitations	(1,581)	(1,245)
Balance at end of year	$ 41,526	$40,162

If the unrecognized tax benefits as of March 29, 2009 were recognized, $29.9 million, net of tax benefits from foreign tax credits, state income taxes and timing adjustments, would favorably affect the Company's effective income tax rate. It is reasonably possible that the Company's liability for uncertain tax positions may be reduced by as much as $5.3 million as a result of either the settlement of tax positions with various tax authorities or by virtue of the statute of limitations expiring through the end of fiscal 2010.

In addition to the unrecognized tax benefits at March 29, 2009 noted above, the Company had accrued $3.5 million and $4.7 million of interest expense, net of the related tax benefit, and penalties as of March 29, 2009 and March 30, 2008, respectively. The Company recognized interest expense, net of the related tax benefit, and penalties aggregating ($1.2) million and $0.8 million during fiscal 2009 and 2008, respectively.

Note 15. Product Revenues, Geographic Revenues and Significant Customers

Operating segments, as defined by SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires disclosures about products and services, geographic areas and significant customers. The Company operates in one operating segment for purposes of SFAS No. 131.

Product Revenues

The Company classifies its products into four categories. Host Products consist primarily of Fibre Channel and iSCSI host bus adapters and InfiniBand host channel adapters. Network Products consist primarily of Fibre Channel switches, InfiniBand switches, and storage routers. Silicon Products consist primarily of Fibre Channel and iSCSI controllers. Royalty and Service consist primarily of royalties and service fees. A summary of the components of the Company's net revenues is as follows:

	2009	2008	2007
		(In thousands)	
Host Products	$440,862	$437,882	$410,607
Network Products	117,551	101,758	88,307
Silicon Products	61,426	44,323	76,652
Royalty and Service	14,023	13,903	11,131
	$633,862	$597,866	$586,697

Geographic Revenues

Revenues by geographic area are presented based upon the country of destination. No individual country other than the United States represented 10% or more of net revenues for any of the years presented. Net revenues by geographic area are as follows:

	2009	2008	2007
		(In thousands)	
United States	$303,729	$305,146	$314,300
Europe, Middle East and Africa	154,463	144,631	131,954
Asia-Pacific and Japan	139,850	113,063	111,130
Rest of world	35,820	35,026	29,313
	$633,862	$597,866	$586,697

Significant Customers

A summary of the Company's customers, including their manufacturing subcontractors, that represent 10% or more of the Company's net revenues for any of the years presented is as follows:

	2009	2008	2007
Hewlett-Packard	21%	20%	16%
IBM	18%	16%	17%
Sun Microsystems	11%	11%	12%

Note 16. Subsequent Event

On April 27, 2009, the Company acquired NetXen, Inc. (NetXen) in a merger transaction. NetXen develops, markets and sells Ethernet adapter and controller products targeted at the enterprise server market. The acquisition provides the Company with complementary networking products and intellectual property. The acquisition further expands the Company's expertise in strategic areas of technology and enables it to better address a wider range of emerging customer requirements for converged networks. Consideration paid for this acquisition was approximately $21 million in cash, subject to certain closing adjustments.

The Company is in the process of evaluating the net assets acquired and expects to finalize the purchase price allocation during fiscal 2010. The consideration paid in excess of the fair value of tangible assets acquired is expected to be allocated to intangible assets and goodwill. The historical results of operations of NetXen are not material in relation to the consolidated financial statements of the Company.

Note 17. Condensed Quarterly Results (Unaudited)

The following table summarizes certain unaudited quarterly financial information for fiscal 2009 and 2008:

	Three Months Ended			
	June	September(1)	December(2)	March(3)
	(In thousands, except per share amounts)			
Fiscal 2009:				
Net revenues	$168,427	$171,197	$163,691	$130,547
Gross profit	112,669	116,183	108,921	86,014
Operating income	47,781	49,926	45,307	23,860
Net income	31,647	27,155	30,790	19,197
Net income per share:				
Basic	0.24	0.21	0.24	0.16
Diluted	0.24	0.20	0.24	0.16
Fiscal 2008:				
Net revenues	$139,777	$140,326	$158,040	$159,723
Gross profit	88,914	91,313	105,803	105,877
Operating income	22,735	27,176	44,077	39,708
Net income	18,995	22,580	31,870	22,765
Net income per share:				
Basic	0.12	0.16	0.23	0.17
Diluted	0.12	0.16	0.23	0.17

(1) During the three months ended September 28, 2008, the Company recorded impairment charges related to investment securities of $5.0 million.

(2) During the three months ended December 28, 2008, the Company recorded impairment charges of $4.3 million related to investment securities, a $4.5 million loss upon the transfer of auction rate securities from the available-for-sale classification to trading securities and an $8.1 million gain for the initial recognition of the put options related to auction rate securities owned by the Company (see Note 4).

(3) During the three months ended March 29, 2009, the Company recorded impairment charges related to investment securities of $4.4 million, recorded a gain of $2.1 million related to the sale of all of its remaining holdings in common stock of a publicly-traded company and recorded special charges of $2.7 million associated with a workforce reduction initiative. During the three months ended March 30, 2008, the Company recorded impairment charges related to investment securities of $6.9 million.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of March 29, 2009.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on its evaluation as of March 29, 2009, management believes that the Company's internal control over financial reporting is effective in achieving the objectives described above.

The independent registered public accounting firm that audited the consolidated financial statements included in this annual report has issued an audit report on the effectiveness of the Company's internal control over financial reporting. See page 39 herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, that occurred during the fourth quarter of fiscal 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Reference is made to the Company's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2009, for information required under this Item 10. Such information is incorporated herein by reference.

The Company has adopted and implemented a Business Ethics Policy (the "Code of Ethics") that applies to the Company's officers, employees and directors. The Code of Ethics is available on our website at www.qlogic.com.

Item 11. *Executive Compensation*

Reference is made to the Company's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2009, for information required under this Item 11. Such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Reference is made to the Company's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2009, for information required under this Item 12. Such information is incorporated herein by reference.

There are no arrangements, known to the Company, which might at a subsequent date result in a change in control of the Company.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Reference is made to the Company's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2009, for information required under this Item 13. Such information is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Reference is made to the Company's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2009, for information required under this Item 14. Such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) (1) *Consolidated Financial Statements*

The following consolidated financial statements of the Company for the years ended March 29, 2009, March 30, 2008 and April 1, 2007 are filed as part of this report:

FINANCIAL STATEMENT INDEX

(a) (2) *Financial Statement Schedule*

The following consolidated financial statement schedule of the Company for the years ended March 29, 2009, March 30, 2008 and April 1, 2007 is filed as part of this report and is incorporated herein by reference:

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is presented in the financial statements or notes thereto, the amounts involved are not significant or the schedules are not applicable.

(a) (3) *Exhibits*

An exhibit index has been filed as part of this report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QLOGIC CORPORATION

By: /s/ H.K. DESAI

H.K. Desai
Chairman of the Board and Chief Executive Officer

Date: May 21, 2009

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes H.K. Desai and/or Simon Biddiscombe, as attorney-in-fact, to sign on his or her behalf and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer:		
/s/ H.K. DESAI H.K. Desai	Chairman of the Board and Chief Executive Officer	May 21, 2009
Principal Financial and Accounting Officer:		
/s/ SIMON BIDDISCOMBE Simon Biddiscombe	Senior Vice President and Chief Financial Officer	May 21, 2009
/s/ JOEL S. BIRNBAUM Joel S. Birnbaum	Director	May 21, 2009
/s/ JAMES R. FIEBIGER James R. Fiebiger	Director	May 21, 2009
/s/ BALAKRISHNAN S. IYER Balakrishnan S. Iyer	Director	May 21, 2009
/s/ KATHRYN B. LEWIS Kathryn B. Lewis	Director	May 21, 2009
/s/ GEORGE D. WELLS George D. Wells	Director	May 21, 2009

SCHEDULE II

QLOGIC CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions: Charged to Costs and Expenses or Revenues	Deductions: Amounts Written Off, Net of Recoveries	Balance at End of Year
		(In thousands)		
Year ended March 29, 2009:				
Allowance for doubtful accounts	$1,176	$ 278	$ 88	$1,366
Sales returns and allowances	$7,601	$37,074	$35,827	$8,848
Year ended March 30, 2008:				
Allowance for doubtful accounts	$1,075	$ 399	$ 298	$1,176
Sales returns and allowances	$5,219	$29,820	$27,438	$7,601
Year ended April 1, 2007:				
Allowance for doubtful accounts	$1,239	$ 30	$ 194	$1,075
Sales returns and allowances	$4,102	$26,503	$25,386	$5,219

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation of Emulex Micro Devices Corporation, dated November 13, 1992. (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form 10/A filed on February 15, 1994)
3.2	EMD Incorporation Agreement, dated as of January 1, 1993. (incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form 10/A filed on February 15, 1994)
3.3	Certificate of Amendment of Certificate of Incorporation, dated May 26, 1993. (incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form 10/A filed on February 15, 1994)
3.4	Certificate of Amendment of Certificate of Incorporation, dated February 24, 1994. (incorporated by reference to Exhibit 3.4 of the Registrant's Annual Report on Form 10-K for the year ended March 30, 2003)
3.5	Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock, dated June 4, 1996. (incorporated by reference to Exhibit 3.5 of the Registrant's Annual Report on Form 10-K for the year ended March 30, 2003)
3.6	Certificate of Amendment of Certificate of Incorporation, dated February 5, 1999. (incorporated by reference to Exhibit 3.6 of the Registrant's Annual Report on Form 10-K for the year ended March 28, 1999)
3.7	Certificate of Amendment of Certificate of Incorporation, dated January 4, 2000. (incorporated by reference to Exhibit 3.7 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 26, 1999)
3.8	Certificate of Amendment of Certificate of Incorporation, dated September 28, 2000. (incorporated by reference to Exhibit 3.8 of the Registrant's Annual Report on Form 10-K for the year ended March 30, 2003)
3.9	By-Laws of QLogic Corporation, as amended. (incorporated by reference to Exhibit 3.9 of the Registrant's Current Report on Form 8-K filed on November 12, 2008)
10.1	QLogic Corporation Non-Employee Director Stock Option Plan, as amended.* (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-8 filed on February 6, 2004 (File No. 333-112572))
10.2	QLogic Corporation Stock Awards Plan, as amended.* (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 filed on February 6, 2004 (File No. 333-112572))
10.3	Form of Indemnification Agreement between QLogic Corporation and Directors and Executive Officers.* (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 7, 2006)
10.4	QLogic Corporation 1998 Employee Stock Purchase Plan, Amended and Restated Effective May 22, 2008.* (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on September 4, 2008)
10.5	QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective July 16, 2008.* (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on September 4, 2008)
10.6	Terms and Conditions of Nonqualified Stock Option under the QLogic Corporation 2005 Performance Incentive Plan.* (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2006)
10.7	Terms and Conditions of Incentive Stock Option under the QLogic Corporation 2005 Performance Incentive Plan.* (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2006)
10.8	Terms and Conditions of Stock Unit Award under the QLogic Corporation 2005 Performance Incentive Plan.* (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 2008)
10.9	Change in Control Severance Agreement, dated December 18, 2008, between QLogic Corporation and H.K. Desai.* (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 2008)

Exhibit No.	Description
10.10	Change in Control Severance Agreement, dated December 18, 2008, between QLogic Corporation and Simon Biddiscombe.* (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 2008)
10.11	Employment Separation and Mutual General Releases Agreement, dated July 14, 2008, between Denis Maynard and QLogic Corporation.* (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 29, 2008)
10.12	Non-Employee Director Equity Award Program under the QLogic Corporation 2005 Performance Incentive Plan.* (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on September 4, 2008)
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on signature page).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Compensation plan, contract or arrangement required to be filed as an exhibit pursuant to applicable rules of the Securities and Exchange Commission.

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Corporate Information 2009

Board of Directors

H. K. Desai

Joel S. Birnbaum, Ph.D.

James R. Fiebiger, Ph.D.

Balakrishnan S. Iyer

Kathryn B. Lewis

George D. Wells

Executive Officers

H. K. Desai
Chairman of the Board and
Chief Executive Officer

Simon Biddiscombe
Senior Vice President and
Chief Financial Officer

Scott A. Genereux
Senior Vice President,
Worldwide Sales and Marketing

Roger J. Klein
Senior Vice President and General Manager,
Host Solutions Group

Perry M. Mulligan
Senior Vice President,
Worldwide Operations

Jesse L. Parker
Vice President and General Manager,
Network Solutions Group

Transfer Agent and Registrar

Computershare Investor Services
250 Royall Street
Canton, MA 02021
Telephone: 312.588.4173

Independent Auditors

KPMG LLP
Irvine, CA

Legal Counsel

O'Melveny & Myers LLP
Newport Beach, CA

QLOGIC®

The Ultimate in Performance

Corporate Headquarters
QLogic Corporation
26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
949.389.6000

www.qlogic.com